

06017838



GRUPPO
CAMPARI

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
United States of America

By Courier

October 16, 2006

Davide Campari-Milano S.p.A. (File No. 82-5203)
Rule 12(g)(3) – 2(b)(iii) Submission

Dear Sirs,

On behalf of Davide Campari - Milano S.p.A (the "Company"), and pursuant to the provisions of Rule 12(g)(3) – 2(b)(iii) of the Securities Exchange Act of 1934, please find enclosed:

1.) The consolidated first half report as of June 30, 2006, referring to the period from January 1, 2006 to June 30, 2006, as approved by the Board of Directors Meeting held on September 11, 2006, translated into English;

2.) Two press releases in Italian and English announcing respectively the approval by the Board of Directors of the consolidated results for the first half from January 1, 2006 to June 30, 2006; and

3.) A copy of this letter which I request you to date and return using the enclosed, stamped and self-addressed envelope.

If you have any questions regarding the enclosed submission, please contact me at the following telephone number: direct dial no. 00 39 02 6225 280.

Thank you for your co-operation and attention.

Yours faithfully

10/31

Stefano Saccardi
Officer Legal Affairs and Business Development
Davide Campari-Milano S.p.A.

Encs.

DAVIDE CAMPARI - MILANO S.P.A.
SEDE LEGALE: 20121 MILANO - VIA FILIPPO TURATI 27 - ITALIA TEL.: +39 02 6225.1 - FAX +39 02 6225.312 - E-MAIL:DAVIDE.CAMPARI@CAMPARI.COM - WWW.CAMPARI.COM
CAPITALE SOCIALE € 29.040.000,00 I.V. - CODICE FISCALE E REGISTRO IMPRESE MILANO N. 06672120158 - R.E.A. MILANO N. 1112227 - PARTITA IVA N. 06672120158
SEDI SECONDARIE E STABILIMENTI:
28862 CRODO (VB) - LOCALITÀ MOLINETTO - ITALIA - TEL.: +39 0324 600.311 - FAX: +39 0324 600350 - R.E.A. VB N. 31588
15067 NOVI LIGURE (AL) - VIA NAZIONI UNITE 1-3 - ITALIA - TEL.: +39 0143 3103.11 - FAX: +39 0143 310370 - R.E.A. AL N. 223080
67039 SULMONA (AQ) - ZONA IND. S.S. 17 KM 96 - ITALIA - TEL.: +39 0864 243.1 - FAX: +39 0864 251245 - R.E.A. AQ N. 98197



PRESS RELEASE

RESULTS FOR THE FIRST HALF TO 30 JUNE 2006

Net sales € 417.8 million (+14.8%)

EBITDA € 95.2 million (+3.5%), 22.8% of net sales

EBIT € 85.9 million (+2.8%), 20.6% of net sales

Group net profit € 55.5 million (+4.0%)

Milan, 11 September 2006 - The Board of Directors of Davide Campari-Milano S.p.A. has approved the half-year accounts to 30 June 2006. The Campari Group's results for the period were positive, thanks to the recent acquisitions (Glen Grant and Teruzzi & Puthod), the distribution of new brands (Jack Daniel's, C&C brands and Midori), and organic growth.

Consolidated results	First half 2006 € million	First half 2005 € million	Change at actual exchange rates	Change at constant exchange rates
Net sales	417.8	363.9	14.8%	12.2%
Trading profit	115.3	107.5	7.3%	5.1%
EBITDA before one-off's	95.3	89.4	6.6%	4.8%
EBITDA	95.2	92.0	3.5%	1.7%
EBIT before one-off's	86.0	81.0	6.2%	4.4%
EBIT	85.9	83.6	2.8%	1.0%
Profit before taxes	80.4	78.6	2.3%	0.4%
Group's net profit	55.5	53.4	4.0%	2.0%

CONSOLIDATED RESULTS FOR THE FIRST HALF OF 2006

In the first half of 2006, **Group sales** totalled **€ 417.8 million, an increase of 14.8%** (+12.2% at constant exchange rates).

The overall change in consolidated sales resulted from **organic growth of 2.5%** and a positive exchange rate effect of 2.6%. **External growth**, which came in at **9.8%**, was driven by recent acquisitions (Glen Grant Scotch whisky and Teruzzi & Puthod wines) and third-party brands covered by new distribution agreements (C&C's spirits portfolio on the US and Brazilian markets, Jack Daniel's and other Brown-Forman brands on the Italian market and Midori liqueur and Martin Miller's gin on the US market).

Trading profit increased by 7.3% to € 115.3 million (+5.2% at constant exchange rates), or 27.6% of sales. Organic growth accounted for 2.0%, external growth for 3.2% and positive exchange rate effects for 2.1%.

EBITDA before one-off's increased by 6.6% (+4.8% at constant exchange rates) to € 95.3 million, or 22.8% of sales.

EBITDA rose by 3.5% (+1.7% at constant exchange rates) to € 95.2 million, or 22.8% of sales.

EBIT before one-off's went up by 6.2% (+4.4% at constant exchange rates) to € 86.0 million, or 20.6% of sales.

EBIT increased by 2.8% (+1.0% at constant exchange rates) to € 85.9 million, or 20.6% of sales.

With regard to **depreciation and amortisation**, please note that following the adoption of IAS / IFRS, the amortisation of intangible assets no longer includes goodwill and trademark amortisation.

Profit before tax and minority interests was € 80.4 million, an **increase of 2.3%** (+0.4% at constant exchange rates).

Net profit attributable to the Group was € 55.5 million, a **rise** of 4.0% (+2.0% at constant exchange rates).

Shareholders' equity was € 725.1 million at 30 June 2006.

At 30 June 2006, **net debt** stood at € 479.5 million (€ 371.4 million at 31 December 2005). On 15 March 2006, the Campari Group completed the acquisition of the Glen Grant, Old Smuggler and Braemar Scotch whisky brands and related assets, for a cash consideration of € 128.9 million. The acquisition was financed by bank debt.

CONSOLIDATED SALES IN THE FIRST HALF OF 2006

The **spirits segment**, which accounts for 70.2% of sales, recorded **growth of 20.6%**, the combined result of **organic growth of 3.7%,** a positive exchange rate effect of 3.7% and **external growth of 13.3%**. External growth was driven by the newly acquired Glen Grant, Old Smuggler and Braemar Scotch whiskies and by new distribution agreements, notably for C&C's spirits portfolio on the US and Brazilian markets, Jack Daniel's whisky on the Italian market and Midori liqueur on the US market. **Campari** brand sales **dipped by 6.7%** at constant exchange rates (-4.6% at actual exchange rates), because of a slowdown in sales in the second quarter, as stocks were reduced in view of the introduction of new packaging. Sales of **SKYY Vodka rose by 12.9%** at constant exchange rates (+17.9% at actual exchange rates), thanks to a positive performance on both the US (+12.3% at constant exchange rates) and international markets (+17.9%). Regarding the other main brands, the spirits segment benefited from strong performances from **Aperol (+23.2%)**, **Ouzo 12 (+13.8%)** and **Brazilian brands (+10.4% at constant exchange rates)**, while **Campari Soda** and **Cynar** put in negative first-half performances (-1.7% and -12.9% respectively at constant exchange rates). Of the brands under licence, **Scotch whiskies (+12.6%** at constant exchange rates), **1800 tequila (+9.2%** at constant exchange rates) and **Jägermeister (+5.3%** at constant exchange rates) performed well.

The **wines segment,** which contributed 11.4% of sales, registered **growth of 3.9%,** due to the combination of **negative organic growth of 0.8%,** a positive exchange rate effect of 0.8% and **external growth of 3.9%,** generated by the newly-acquired Teruzzi & Puthod. The segment's positive performance was driven by **Cinzano sparkling wines (15.7%)** and **Sella & Mosca** wines **(+3.5%)**, while **Cinzano vermouth** registered a decline of **9.1%** at constant exchange rates. As for the Group's other brands, **Mondoro** registered sales growth, but **Riccadonna** suffered a decline in sales.

Sales of soft drinks, which came in at 17.2% of sales and were generated almost entirely on the Italian market, show a positive performance by **Crodino (+3.3%)** and the third-party brand **Lipton Ice Tea (+1.4%)**. Sales of the carbonated soft drinks dropped by 3.4%.

Looking now at results **by region**, first-half sales on the **Italian market**, which account for 46.5% of sales, recorded an **increase of 4.6%**. Italian sales were boosted by external growth of **4.8%,** deriving mainly from Glen Grant and the distribution of Jack Daniel's and the other Brown-Forman brands (since May 2005); organic sales growth was **negative** at **0.2%.** Sales in **Europe** (16.6% of consolidated sales) **grew by 7.9%,** entirely due to **external growth (+9.1%)** mainly generated by the new brands Glen Grant and Teruzzi & Puthod. In the Americas, which account for 32.9% of total sales, the **US market** registered **organic growth of 10.5%**, **external growth of 28.0%** and a positive exchange rate effect of 5.1%. In **Brazil, sales** registered **organic growth of 3.7%** at constant exchange rates and a positive exchange rate effect of 23.4%. External growth was a negative 0.9%. Sales in the **rest of the world** (including duty free sales), which account for 4.0% of total sales, **grew by 14.0%** in total, driven by **organic growth of 9.4%**.

* * *

CONFERENCE CALL

Please note that at **17.00 (CET) today, Monday 11 September 2006,** Campari's management will hold a conference call to present the Group's first-half results for 2006 to analysts, investors and journalists. To participate, please dial one of the following numbers:

- **from Italy: 800 914 576 (toll free number)**
- **from abroad: +39 02 3700 8208**

The **presentation** slides can be downloaded before the conference call from the main investor relations page of Campari's website, at www.campari.com/investors.

A **recording of the conference call** will be available from 21.00 (CET) on Monday 11 September until 21.00 (CET) on Monday 18 September. To hear it, please call **+44 1296 618 700** (access code: **631317**).

* * *

The **Campari Group** is a major player in the global beverage sector, trading in over 190 nations around the world with a leading position in the Italian and Brazilian markets and a strong presence in the US, Germany and Switzerland. The Group has an extensive portfolio that spans three business segments: spirits, wines and soft drinks. In the spirits segment stand out internationally renowned brands, such as Campari, SKYY Vodka and Cynar together with leading local brands, such as Aperol, CampariSoda, Glen Grant, Ouzo 12 and Zedda Piras and the Brazilian brands Dreher, Old Eight, Drury's. In the wine segment together with Cinzano, known world-wide, are Liebfraumilch, Mondoro, Riccadonna, Sella & Mosca and Teruzzi & Puthod all respected wines in their category. In the soft drinks segment are Crodino, Lemonsoda and its respective line extension dominating the Italian market. The Group has over 1,500 employees. The shares of the parent company, Davide Campari-Milano, are listed on the Italian Stock Exchange.

FOR FURTHER INFORMATION:

Investor enquiries:
Chiara Garavini
Tel.: +39 02 6225 330
Email: investor.relations@campari.com

Website: www.campari.com

Media enquiries:
Chiara Bressani
Tel.: +39 02 6225 206
Email: chiara.bressani@campari.com

Moccagatta Pogliani & Associati
Tel.: +39 02 8693806
Email: segreteria@moccagatta.it

GRUPPO CAMPARI

Consolidated net revenues by segment

	1 January - 30 June 2006		1 January - 30 June 2005		Change
	€ million	%	€ million	%	%
Spirits	293.2	70.2%	243.1	66.8%	20.6%
Wines	47.5	11.4%	45.8	12.6%	3.9%
Soft drinks	71.9	17.2%	71.8	19.7%	0.2%
Other revenues	5.1	1.2%	3.2	0.9%	61.1%
Total	**417.8**	**100.0%**	**363.9**	**100.0%**	**14,8%**

Consolidated net revenues by geographic area

	1 January - 30 June 2006		1 January - 30 June 2005		Change
	€ million	%	€ million	%	%
Italy	194.2	46.5%	185.6	51.0%	4.6%
Europe	69.5	16.6%	64.4	17.7%	7.9%
Americas	137.5	32.9%	99.3	27.3%	38.5%
Rest of the world and *duty free*	16.6	4.0%	14.5	4.0%	14.0%
Total	**417.8**	**100.0%**	**363.9**	**100.0%**	**14.8%**

Consolidated income statement

	1 January - 30 June 2006		1 January - 30 June 2005		Change
	€ million	%	€ million	%	%
Net sales (1)	**417.8**	**100.0%**	**363.9**	**100.0%**	**14.8%**
Total cost of goods sold	(181.6)	-43.5%	(150.3)	-41.3%	20.8%
Gross margin	**236.3**	**56.5%**	**213.6**	**58.7%**	**10.6%**
Advertising and promotion	(70.9)	-17.0%	(62.9)	-17.3%	12.8%
Selling and distribution expenses	(50.0)	-12.0%	(43.2)	-11.9%	15.7%
Trading profit	**115.3**	**27.6%**	**107.5**	**29.5%**	**7.3%**
General and administrative expenses and other net operating income	(29.4)	-7.0%	(26.5)	-7.3%	10.8%
EBIT before one-off's	**86.0**	**20.6%**	**81.0**	**22.3%**	**6.2%**
One-off's	(0.1)	0.0%	2.6	0.7%	-102.9%
Operating profit = EBIT	**85.9**	**20.6%**	**83.6**	**23.0%**	**2.8%**
Net financial income (expenses)	(5.5)	-1.3%	(4.7)	-1.3%	16.2%
Income from associates	(0.0)	0.0%	(0.2)	-0.1%	-92.7%
Pre-tax profit before minority interests	**80.4**	**19.2%**	**78.6**	**21.6%**	**2.3%**
Taxes	(22.5)	-5.4%	(23.4)	-6.4%	-3.7%
Net profit before minority interests	**57.9**	**13.9%**	**55.2**	**15.2%**	**4.8%**
Minority interests	(2.3)	-0.6%	(1.8)	-0.5%	28.4%
Group's net profit	**55.5**	**13.3%**	**53.4**	**14.7%**	**4.0%**
Depreciation & Amortization	(9.3)	-2.2%	(8.5)	-2.3%	10.4%
EBITDA before one-off's	**95.3**	**22.8%**	**89.4**	**24.6%**	**6.6%**
EBITDA	**95.2**	**22.8%**	**92.0**	**25.3%**	**3.5%**

(1) Net of discounts and excise duties.

GRUPPO CAMPARI

Consolidated balance sheet

	30 June 2006 € million	31 December 2005 € million
ASSETS		
Non-current assets		
Net tangible fixed assets	156.5	152.5
Biological assets	14.4	13.5
Property	4.6	4.6
Goodwill and trademarks	839.0	750.6
Intangible assets	3.7	3.8
Interests in associates	0.6	0.6
Pre-paid taxes	16.7	16.5
Other non-current assets	6.4	11.1
Total non-current assets	**1,041.8**	**953.2**
Current assets		
Inventories	187.0	135.3
Trade receivables	229.2	237.4
Short-term financial receivables	2.8	3.2
Cash, bank and securities	361.0	247.5
Other receivables	22.6	24.2
Total current assets	**802.5**	**647.6**
Non-current assets for sale	0.1	0.1
Total assets	**1,844.4**	**1,600.9**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Shareholders' equity		
Share capital	29.0	29.0
Reserves	693.9	664.5
Group's shareholders' equity	722.9	693.6
Minority interests	2.2	2.2
Total shareholders' equity	**725.1**	**695.8**
Non-current liabilities		
Bonds	335.8	374.6
Other non-current financial payables	138.0	122.8
Staff severance funds	14.4	14.3
Risks funds	6.4	10.1
Deferred tax	45.6	43.3
Total non-current liabilities	**540.3**	**565.1**
Current liabilities		
Banks loan	353.5	112.8
Other financial payables	16.2	17.2
Trade payables	147.0	150.2
Payables to tax authorities	29.2	25.1
Other current liabilities	33.2	34.8
Total current liabilities	**579.1**	**340.0**
Total liabilities and shareholders' equity	**1,844.4**	**1,600.9**

GRUPPO CAMPARI

Consolidated cash flow statement

	30 June 2006 € million	30 June 2005 € million
Net profit	55.5	53.4
Amortisation and other non-cash items	10.2	14.4
Net change in tax payables and receivables and other non financial assets and liabilities	2.1	8.8
Cash flow from operating activities **before change in operating working capital**	**67.8**	**76.6**
Net change in operating working capital	(27.3)	(29.3)
Cash flow from operating activities	**40.5**	**47.3**
Cash flow from investing activities	**(9.5)**	**(7.4)**
Free cash flow	**30.9**	**39.9**
Acquisitions and changes in perimeter	(128.9)	(118.2)
Other changes	(0.1)	0.5
Dividends paid	(28.1)	(28.1)
Cash flow from other activities	**(157.1)**	**(145.8)**
Other exchange rate differences and other movements	18.1	(19.9)
Net increase (decrease) in net financial position	**(108.1)**	**(125.8)**
Net financial position at start of period	(371.4)	(230.0)
Net financial position at end of period	(479.5)	(355.8)

DAVIDE CAMPARI-MILANO S.p.A.

Parent company income statement

	1 January - 30 June 2006 € million	1 January - 30 June 2005 € million
Net sales	**113.9**	**111.1**
Total cost of goods sold	(85.3)	(80.2)
Gross margin	**28.6**	**30.9**
Advertising and promotion	(3.8)	(3.2)
Selling and distribution expenses	(3.4)	(2.1)
Trading profit	**21.4**	**25.6**
General and administrative expenses and other net operating income	(11.0)	(9.6)
One-off's	0.0	0.0
Operating profit	**10.3**	**16.0**
Income from associates	35.4	26.3
Net financial income (expenses)	(6.6)	(5.4)
Pretax profit	**39.1**	**36.9**
Taxes	(2.7)	(4.1)
Net profit	**36.4**	**32.9**

Parent company balance sheet

	30 June 2006 € million	31 December 2005 € million
Total non current assets	1,002.1	872.8
Total current assets	286.5	262.6
Total assets	**1,288.7**	**1,135.4**
Total shareholders' equity	456.9	447.3
Total non current liabilities	295.9	298.3
Total current liabilities	535.9	389.8
Total liabilities and shareholders' equity	**1,288.7**	**1,135.4**

Parent company cash flow

	30 June 2006 € million	30 June 2005 € million
Net profit	39.1	37.0
Adjustments to reconcile net profit with cash flow from operations	0.7	6.5
Changes in operating assets and liabilities	3.5	8.1
Cash flow from operations	43.3	51.6
Cash flow from investments	(134.9)	(3.9)
Cash flow used by financial operations	95.2	(11.3)
Increase (decrease) in cash and banks	3.7	36.4
Cash and banks at start of financial year	**102.0**	**55.7**
Cash and banks at end of financial year	**105.7**	**92.2**


GRUPPO
CAMPARI

COMUNICATO STAMPA

RISULTATI DEL PRIMO SEMESTRE AL 30 GIUGNO 2006

Vendite nette € 417,8 milioni (+14,8%)

EBITDA € 95,2 milioni (+3,5%), pari al 22,8% delle vendite nette

Risultato operativo € 85,9 milioni (+2,8%), pari al 20,6% delle vendite nette

Utile netto del Gruppo € 55,5 milioni (+4,0%)

Milano, 11 settembre 2006 - Il Consiglio di Amministrazione di Davide Campari-Milano S.p.A. ha approvato la relazione semestrale al 30 giugno 2006. I risultati del Gruppo Campari del primo semestre del 2006 sono stati positivi, grazie al contributo delle recenti acquisizioni (Glen Grant e Teruzzi & Puthod), dei nuovi *brand* in distribuzione (Jack Daniel's, portafoglio di C&C e Midori), e della crescita organica.

Risultati consolidati	Primo semestre 2006 € milioni	Primo semestre 2005 € milioni	Variazione a cambi effettivi	Variazione a cambi costanti
Vendite nette	417,8	363,9	14,8%	12,2%
Margine commerciale	115,3	107,5	7,3%	5,1%
EBITDA prima di oneri e proventi non ordinari	95,3	89,4	6,6%	4,8%
EBITDA	95,2	92,0	3,5%	1,7%
Risultato della gestione ordinaria = EBIT prima di oneri e proventi non ordinari	86,0	81,0	6,2%	4,4%
Risultato operativo = EBIT	85,9	83,6	2,8%	1,0%
Utile prima delle imposte	80,4	78,6	2,3%	0,4%
Utile netto del Gruppo	55,5	53,4	4,0%	2,0%

RISULTATI CONSOLIDATI DEL PRIMO SEMESTRE DEL 2006

Nel primo semestre del 2006 le **vendite del Gruppo** sono state pari a **€ 417,8 milioni**, in **crescita del 14,8%** (+12,2% a cambi costanti).

La variazione complessiva delle vendite consolidate è stata generata da una **crescita organica del 2,5%** e da un impatto positivo dei cambi del 2,6%. La **crescita** esterna, pari al **9,8%**, è stata determinata dalle recenti acquisizioni (lo *Scotch whisky* Glen Grant e i vini Teruzzi & Puthod) e dai *brand* di terzi oggetto dei nuovi accordi di distribuzione (il portafoglio *spirit* di C&C sui mercati statunitense e brasiliano, Jack Daniel's e gli altri *brand* di Brown-Forman sul mercato italiano, il liquore Midori e Martin Miller's Gin sul mercato statunitense).

Il **margine commerciale** si è attestato a € 115,3 milioni, evidenziando una **crescita del 7,3%** (+5,1% a cambi costanti) e un'incidenza sulle vendite pari al 27,6%. La variazione è attribuibile per il 2,0% alla crescita organica, per il 3,2% alla crescita esterna e per il 2,1% al positivo effetto cambi.

L'EBITDA prima di proventi e oneri non ordinari è stato di € 95,3 milioni in **crescita del 6,6%** (+4,8% a cambi costanti) e con un'incidenza sulle vendite pari al 22,8%.

L'**EBITDA** è stato di € 95,2 milioni, in **crescita del 3,5%** (+1,7% a cambi costanti) e con un'incidenza sulle vendite pari al 22,8%.

Il **Risultato della gestione ordinaria (EBIT prima di oneri e proventi non ordinari)** è stato di € 86,0 milioni, in **crescita del 6,2%** (+4,4% a cambi costanti) e con un'incidenza sulle vendite pari al 20,6%.

Il **Risultato Operativo (EBIT)** è stato di € 85,9 milioni, in **crescita del 2,8%** (+1,0% a cambi costanti) e con un'incidenza sulle vendite pari al 20,6%.

Relativamente agli **ammortamenti**, è opportuno precisare che la voce ammortamenti immateriali, conseguentemente all'adozione degli IAS / IFRS, non include più l'ammortamento relativo all'avviamento e ai marchi.

L'**utile prima delle imposte e degli interessi di minoranza** è stato di € 80,4 milioni e ha evidenziato un **incremento del 2,3%** (+0,4% a cambi costanti).

L'**utile netto di pertinenza del Gruppo** è stato di € 55,5 milioni e ha evidenziato un incremento del 4,0% (+2,0% a cambi costanti).

Il **patrimonio netto** al 30 giugno 2006 ammonta a € 725,1 milioni.

Al 30 giugno 2006 l'**indebitamento finanziario netto** è pari a € 479,5 milioni (€ 371,4 milioni al 31 dicembre 2005). Si segnala che in data 15 marzo 2006, il Gruppo Campari ha perfezionato l'acquisto dei marchi di *Scotch whisky* Glen Grant, Old Smuggler e Braemar e dei relativi *asset*, per un corrispettivo, pagato in contanti, di € 128,9 milioni. L'acquisizione è stata finanziata con indebitamento bancario.

VENDITE CONSOLIDATE DEL PRIMO SEMESTRE 2006

Il **segmento *spirit***, che rappresenta il 70,2% del fatturato, ha registrato una **variazione positiva delle vendite del 20,6%**, determinata da una **crescita organica del 3,7%**, da un impatto positivo dei cambi del 3,7% e da una **crescita esterna positiva del 13,3%**. La crescita esterna è stata generata dai neo-acquisiti *Scotch whisky* Glen Grant, Old Smuggler e Braemar, e dai nuovi accordi distributivi, tra cui, in particolare, quelli relativi al portafoglio *spirit* di C&C sui mercati statunitense e brasiliano, al *whisky* Jack Daniel's sul mercato italiano e al liquore Midori sul mercato statunitense. Il *brand* **Campari** ha registrato un **decremento del 6,7%** a cambi costanti (-4,6% a cambi effettivi), a causa di un rallentamento delle vendite nel secondo trimestre, volto a ridurre gli *stock* nei canali distributivi in vista dell'introduzione del nuovo *packaging*. Le vendite di **SKYY Vodka** hanno registrato una **crescita del 12,9%** a cambi costanti (+17,9% a cambi effettivi), grazie a un positivo andamento sia negli Stati Uniti (+12,3% a cambi costanti) sia nei mercati internazionali (+17,9%). Con riferimento alle altre marche principali, il segmento *spirit* ha beneficiato dell'andamento decisamente positivo di **Aperol (+23,2%), Ouzo 12 (+13,8%)** e dei ***brand* brasiliani (+10,4%** a cambi costanti); **Campari Soda** e **Cynar** hanno chiuso il primo semestre 2006 in calo rispettivamente del **1,7%** e **12,9%** a cambi costanti. Relativamente ai *brand* in licenza, si segnala il positivo andamento degli ***Scotch whisky* (+12,6%** a cambi costanti), di ***tequila* 1800 (+9,2%** a cambi costanti) e di **Jägermeister (+5,3%** a cambi costanti).

Il **segmento *wine***, pari al 11,4% del fatturato, ha registrato una **crescita del 3,9%**, determinata da una **variazione organica negativa del 0,8%**, da un impatto positivo dei cambi del 0,8% e da una **crescita esterna del 3,9%**, generata dalla neo-acquisita Teruzzi & Puthod. L'andamento positivo del segmento è stato trainato dagli **spumanti Cinzano (+15.7%)** e dai vini **Sella & Mosca (+3,5%)**, mentre i ***vermouth* Cinzano** hanno riportato una diminuzione del **9,1%** a cambi costanti. Relativamente agli altri marchi del Gruppo, le vendite hanno registrato una crescita per **Mondoro** e una contrazione per **Riccadonna.**

Le **vendite di *soft drink***, pari al 17,2% del fatturato e realizzate quasi interamente sul mercato italiano, evidenziano l'andamento positivo di **Crodino (+3,3%)** e della marca di terzi **Lipton Ice Tea (+1,4%)**. La gamma delle bevande gassate ha chiuso il primo semestre in calo del 3,4%.

Relativamente alla **ripartizione geografica**, le vendite del primo semestre 2006 sul **mercato italiano**, pari al 46,5% delle vendite, hanno registrato una **crescita del 4,6%**. L'Italia ha beneficiato del positivo contributo della crescita esterna **(+4,8%)**, derivante principalmente da Glen Grant e dalla distribuzione di Jack Daniel's e degli altri *brand* di Brown-Forman, iniziata a maggio 2005; il *business*

organico ha registrato un **calo** delle vendite del **0,2%**. Le vendite in **Europa**, pari al 16,6% delle vendite consolidate, hanno segnato una **crescita del 7,9%**, determinata interamente dalla **crescita esterna (+9,1%)**, generata principalmente dai nuovi *brand* (Glen Grant e Teruzzi & Puthod). Per quanto riguarda l'area Americhe, le cui vendite sono pari al 32,9% del totale, il **mercato USA** ha registrato una **crescita organica del 10,5%**, una **crescita esterna** del **28,0%** e un effetto cambi positivo del 5,1%. In **Brasile** le **vendite** hanno registrato una **crescita organica del 3,7%** a cambi costanti, un effetto cambi positivo del 23,4% e un impatto negativo a livello di crescita esterna del 0,9%. L'area **resto del mondo** (che include anche le vendite *duty free*), pari al 4,0% del fatturato totale, è **cresciuta** complessivamente del **14,0%**, trainata da una **crescita organica del 9,4%**.

* * *

CONFERENCE CALL

Si informa che alle **ore 17:00 (CET) di oggi, lunedì 11 settembre 2006**, si terrà una *conference call* durante la quale il *management* di Campari presenterà ad analisti, investitori e giornalisti i risultati del primo semestre 2006. Per partecipare alla *conference call* sarà sufficiente comporre uno dei seguenti numeri:

- **dall'Italia: 800 914 576 (numero verde)**
- **dall'estero: +39 02 3700 8208**

Le ***slide* della presentazione** potranno essere scaricate prima dell'inizio della *conference call* dalla Investor Relations *homepage* del sito Campari all'indirizzo www.campari.com/investors.

Una **registrazione della conference call** sarà disponibile a partire da lunedì, 11 settembre alle ore 21:00 (CET) fino a lunedì, 18 settembre alle ore 21:00 (CET), chiamando il numero **+44 1296 618 700** (codice di accesso: **631317**).

* * *

Il **Gruppo Campari** è una delle realtà più importanti nel settore del *beverage* a livello mondiale. E' presente in 190 paesi con *leadership* nei mercati italiano e brasiliano e posizioni di primo piano negli USA, in Germania e in Svizzera. Il Gruppo vanta un portafoglio ricco e articolato su tre segmenti: *spirit*, *wine* e *soft drink*. Nel segmento *spirit* spiccano marchi di grande notorietà internazionale come Campari, SKYY Vodka e Cynar e marchi *leader* in mercati locali tra cui Aperol, CampariSoda, Glen Grant, Ouzo 12 e Zedda Piras e i brasiliani Dreher, Old Eight e Drury's. Nel segmento *wine* si distinguono oltre a Cinzano, noto a livello internazionale, Liebfraumilch, Mondoro, Riccadonna, Sella & Mosca e Teruzzi & Puthod. Infine, nei *soft drink*, campeggiano per il mercato italiano Crodino e Lemonsoda con la relativa estensione di gamma. Il Gruppo impiega oltre 1.500 persone e le azioni della capogruppo Davide Campari-Milano S.p.A. sono quotate al Mercato Telematico di Borsa Italiana.

PER ULTERIORI INFORMAZIONI:

Investor Relations
Chiara Garavini
Tel.: +39 02 6225 330
Email: investor.relations@campari.com

Website: www.campari.com

Public Relations
Chiara Bressani
Tel.: +39 02 6225 206
Email: chiara.bressani@campari.com

Moccagatta Pogliani & Associati
Tel.: +39 02 8693806
Email: segreteria@moccagatta.it

GRUPPO CAMPARI

Scomposizione del fatturato consolidato per segmento di attività

	1 gennaio - 30 giugno 2006 € milioni	%	1 gennaio - 30 giugno 2005 € milioni	%	Variazione %
Spirit	293,2	70,2%	243,1	66,8%	**20,6%**
Wine	47,5	11,4%	45,8	12,6%	**3,9%**
Soft drink	71,9	17,2%	71,8	19,7%	**0,2%**
Altri ricavi	5,1	1,2%	3,2	0,9%	**61,1%**
Totale	**417,8**	**100,0%**	**363,9**	**100,0%**	**14,8%**

Scomposizione del fatturato consolidato per area geografica

	1 gennaio - 30 giugno 2006 € milioni	%	1 gennaio - 30 giugno 2005 € milioni	%	Variazione %
Italia	194,2	46,5%	185,6	51,0%	**4,6%**
Europa	69,5	16,6%	64,4	17,7%	**7,9%**
Americhe	137,5	32,9%	99,3	27,3%	**38,5%**
Resto del mondo e *duty free*	16,6	4,0%	14,5	4,0%	**14,0%**
Totale	**417,8**	**100,0%**	**363,9**	**100,0%**	**14,8%**

Conto economico consolidato

	1 gennaio - 30 giugno 2006 € milioni	%	1 gennaio - 30 giugno 2005 € milioni	%	Variazione %
Vendite nette (1)	**417,8**	**100,0%**	**363,9**	**100,0%**	**14,8%**
Costo del venduto	(181,6)	-43,5%	(150,3)	-41,3%	20,8%
Margine lordo	**236,3**	**56,5%**	**213,6**	**58,7%**	**10,6%**
Pubblicità e promozioni	(70,9)	-17,0%	(62,9)	-17,3%	12,8%
Costi di vendita e distribuzione	(50,0)	-12,0%	(43,2)	-11,9%	15,7%
Margine commerciale	**115,3**	**27,6%**	**107,5**	**29,5%**	**7,3%**
Spese generali e amministrative e altri oneri e proventi operativi	(29,4)	-7,0%	(26,5)	-7,3%	10,8%
Risultato della gestione ordinaria = EBIT prima di oneri e proventi non ordinari	**86,0**	**20,6%**	**81,0**	**22,3%**	**6,2%**
Altri proventi (oneri) non ordinari	(0,1)	0,0%	2,6	0,7%	-102,9%
Risultato operativo = EBIT	**85,9**	**20,6%**	**83,6**	**23,0%**	**2,8%**
Proventi (oneri) finanziari netti	(5,5)	-1,3%	(4,7)	-1,3%	16,2%
Quota di utile (perdita) di società valutate col metodo del patrimonio netto	(0,0)	0,0%	(0,2)	-0,1%	-92,7%
Utile prima delle imposte e degli interessi di minoranza	**80,4**	**19,2%**	**78,6**	**21,6%**	**2,3%**
Imposte	(22,5)	-5,4%	(23,4)	-6,4%	-3,7%
Utile netto prima degli interessi di minoranza	**57,9**	**13,9%**	**55,2**	**15,2%**	**4,8%**
Interessi di minoranza	(2,3)	-0,6%	(1,8)	-0,5%	28,4%
Utile netto di pertinenza del Gruppo	**55,5**	**13,3%**	**53,4**	**14,7%**	**4,0%**
Totale ammortamenti	(9,3)	-2,2%	(8,5)	-2,3%	10,4%
EBITDA prima di altri oneri e proventi non ordinari	**95,3**	**22,8%**	**89,4**	**24,6%**	**6,6%**
EBITDA	**95,2**	**22,8%**	**92,0**	**25,3%**	**3,5%**

(1) Al netto di sconti e accise.

GRUPPO CAMPARI

Stato patrimoniale consolidato

	30 giugno 2006 € milioni	31 dicembre 2005 € milioni
ATTIVITÀ		
Attività non correnti		
Immobilizzazioni materiali nette	156,5	152,5
Attività biologiche	14,4	13,5
Investimenti immobiliari	4,6	4,6
Avviamento e marchi	839,0	750,6
Attività immateriali a vita definita	3,7	3,8
Partecipazioni in società collegate e *joint-venture*	0,6	0,6
Imposte anticipate	16,7	16,5
Altre attività non correnti	6,4	11,1
Totale attività non correnti	**1.041,8**	**953,2**
Attività correnti		
Rimanenze	187,0	135,3
Crediti commerciali	229,2	237,4
Crediti finanziari, quota a breve	2,8	3,2
Cassa, banche e titoli	361,0	247,5
Altri crediti	22,6	24,2
Totale attività correnti	**802,5**	**647,6**
Attività non correnti destinate alla vendita	0,1	0,1
Totale attività	**1.844,4**	**1.600,9**
PASSIVITÀ E PATRIMONIO NETTO		
Patrimonio netto		
Capitale	29,0	29,0
Riserve	693,9	664,5
Patrimonio netto di pertinenza della Capogruppo	722,9	693,6
Patrimonio netto di pertinenza di terzi	2,2	2,2
Totale patrimonio netto	**725,1**	**695,8**
Passività non correnti		
Prestiti obbligazionari	335,8	374,6
Altre passività finanziarie non correnti	138,0	122,8
Trattamento di fine rapporto e altri fondi relativi al personale	14,4	14,3
Fondi per rischi e oneri futuri	6,4	10,1
Imposte differite	45,6	43,3
Totale passività non correnti	**540,3**	**565,1**
Passività correnti		
Debiti verso banche	353,5	112,8
Altri debiti finanziari	16,2	17,2
Debiti verso fornitori	147,0	150,2
Debiti verso l'erario	29,2	25,1
Altre passività correnti	33,2	34,8
Totale passività correnti	**579,1**	**340,0**
Totale passività e patrimonio netto	**1.844,4**	**1.600,9**

GRUPPO CAMPARI

Rendiconto finanziario consolidato

	30 giugno 2006 € milioni	30 giugno 2005 € milioni
Utile netto	55,5	53,4
Ammortamenti e altre rettifiche per riconciliare l'utile netto al flusso di cassa	10,2	14,4
Variazione di debiti e crediti fiscali e altre variazioni di attività e passività non finanziarie	2,1	8,8
Flusso di cassa generato dalle attività operative prima delle variazioni di capitale circolante	**67,8**	**76,6**
Variazione capitale circolante netto operativo	(27,3)	(29,3)
Flusso di cassa generato dalle attività operative	**40,5**	**47,3**
Flusso di cassa assorbito da investimenti	**(9,5)**	**(7,4)**
Free cash flow	**30,9**	**39,9**
Acquisizioni	(128,9)	(118,2)
Altre variazioni	(0,1)	0,5
Dividendo pagato dalla Capogruppo	(28,1)	(28,1)
Totale flusso di cassa assorbito da altre attività	**(157,1)**	**(145,8)**
Altre differenze cambio e altre variazioni	18,1	(19,9)
Variazione delle posizione finanziaria netta	**(108,1)**	**(125,8)**
Posizione finanziaria netta di inizio del periodo	(371,4)	(230,0)
Posizione finanziaria netta di fine periodo	(479,5)	(355,8)

Conto economico della Capogruppo

	1 gennaio - 30 giugno 2006 € milioni	1 gennaio - 30 giugno 2005 € milioni
Vendite nette	**113,9**	**111,1**
Costo del venduto	(85,3)	(80,2)
Margine lordo	**28,6**	**30,9**
Pubblicità e promozioni	(3,8)	(3,2)
Costi di vendita e distribuzione	(3,4)	(2,1)
Margine commerciale	**21,4**	**25,6**
Spese generali e amministrative e altri oneri e proventi operativi	(11,0)	(9,6)
Altri (oneri) e proventi non ordinari	0,0	0,0
Risultato operativo	**10,3**	**16,0**
Dividendi da imprese controllate	35,4	26,3
Proventi (oneri) finanziari netti	(6,6)	(5,4)
Utile prima delle imposte	**39,1**	**36,9**
Imposte	(2,7)	(4,1)
Utile netto	**36,4**	**32,9**

Stato Patrimoniale della Capogruppo

	30 giugno 2006 € milioni	31 dicembre 2005 € milioni
Totale attività non correnti	1.002,1	872,8
Totale attività correnti	286,5	262,6
Totale attività	**1.288,7**	**1.135,4**
Totale patrimonio netto	456,9	447,3
Totale passività non correnti	295,9	298,3
Totale passività correnti	535,9	389,8
Totale passività e patrimonio netto	**1.288,7**	**1.135,4**

Rendiconto finanziario della Capogruppo

	30 giugno 2006 € milioni	30 giugno 2005 € milioni
Utile netto	39,1	37,0
Rettifiche per riconciliare l'utile netto al flusso di cassa	0,7	6,5
Variazione nelle attività e passività operative	3,5	8,1
Flusso di cassa generato (utilizzato) dalle attività operative	43,3	51,6
Flusso di cassa generato (utilizzato) da attività di investimento	(134,9)	(3,9)
Flusso di cassa generato (utilizzato) da attività di finanziamento	95,2	(11,3)
Aumento (diminuzione) delle disponibilità liquide	3,7	36,4
Disponibilità liquide all'inizio dell'esercizio	**102,0**	**55,7**
Disponibilità liquide alla fine dell'esercizio	**105,7**	**92,2**

HALF-YEAR REPORT
AS AT 30 JUNE 2006



CONTENTS



INTRODUCTION

In accordance with the provisions of Regulation (EC) 1606/2002 dated 19 July 2002, the Campari Group adopted the International Accounting Standards (IAS/IFRS) from 1 January 2005; pursuant to the same regulation, the Parent Company Davide Campari-Milano S.p.A. adopted these principles from 1 January 2006.

As a result, this half-year report was prepared by applying the valuation and measurement criteria set by IAS/IFRS and adopted by the European Commission.

The same criteria were used to prepare comparable profit and loss accounts and balance sheets.

As regards the Parent Company, pursuant to Consob resolution 11971 dated 14 May 1999 as amended, the financial statements of the Company, prepared in accordance with international accounting standards, are shown at the end of the document.

As required by Consob notice DEM/6064313 dated 28 July 2006, the effects of the transition of the Parent Company to IAS/IFRS at 1 January and 31 December 2005 are also shown in the Appendix to this report, together with the reconciliations required by IFRS 1 (First-time Adoption of International Financial Reporting Standards), accompanied by the related explanatory notes, which will be subject to a full audit by Reconta Ernst & Young S.p.A.



HIGHLIGHTS

	First half 2006 € million	First half 2005 € million	change %	% change at constant exchange rates
Net sales	**417.8**	**363.9**	**14.8%**	**12.2%**
Trading profit	115.3	107.5	7.3%	5.1%
EBITDA before one-offs	95.3	89.4	6.6%	4.8%
EBITDA	**95.2**	**92.0**	**3.5%**	**1.7%**
EBIT before one-offs	86.0	81.0	6.2%	4.4%
EBIT	**85.9**	**83.6**	**2.8%**	**1.0%**
ROS % [1]	20.6%	23.0%		
Profit before tax	80.4	78.6	2.3%	0.4%
Group net profit and minorities' profit	57.9	55.2	4.8%	2.4%
Group net profit	**55.5**	**53.4**	**4.0%**	**2.0%**
Base earnings per share (€)	**0.20**	**0.19**		
Free cash flow	30.9	39.9		
Acquisitions of companies and trademarks	(128.9)	(118.2)		

	30 June 2006 € million	31 December 2005 € million
Net debt	479.5	371.4
Group shareholders' equity and minorities' equity	725.1	695.8
Fixed assets	1,018.8	925.7

[1] Operating income / net sales



Corporate Officers

BOARD OF DIRECTORS [1]

Luca Garavoglia
Chairman

Vincenzo Visone
Managing Director and Chief Executive Officer

Stefano Saccardi
Managing Director
and Legal Affairs and Business Development Officer

Paolo Marchesini
Managing Director and Chief Financial Officer

Pierleone Ottolenghi [2]
Director

Cesare Ferrero [3]
Director and member of the Audit Committee

Franzo Grande Stevens [4]
Director and member of the Remuneration and Appointments

Marco P. Perelli-Cippo [4]
Director and member of the Remuneration and Appointments Committee

Giovanni Rubboli [3] [4]
Director and member of the Audit Committee
and member of the Remuneration and Appointments Committee

Renato Ruggiero
Director

Anton Machiel Zondervan [3]
Director and member of the Audit Committee

At the shareholders' meeting of 29 April 2004, Luca Garavoglia was confirmed as Chairman for three years until the approval of the 2006 accounts, and granted powers in accordance with the law and the company's articles of association.
A reduction in the number of Directors from 14 to 11 was also approved.
The Board of Directors' meeting of 10 May 2004 vested Managing Directors Vincenzo Visone, Stefano Saccardi and Paolo Marchesini with the following powers for three years until approval of the 2006 accounts:
- with individual signature: powers of ordinary representation and management, within the value or time limits established for each type of function;
- with joint signature: powers of representation and management for specific types of function, within value or time limits deemed to fall outside ordinary activities.

BOARD OF STATUTORY AUDITORS [5]

Umberto Tracanella
Chairman

Antonio Ortolani
Statutory Auditor

Alberto Lazzarini
Statutory Auditor

Alberto Garofalo
Deputy Auditor

Giuseppe Pajardi
Deputy Auditor

Paolo Proserpio
Deputy Auditor

INDEPENDENT AUDITORS [6]

Reconta Ernst & Young S.p.A.

(1) In post until approval of the 2006 accounts, in accordance with the resolution of the shareholders' meeting held on 29 April 2004.
(2) In post until approval of the 2006 accounts, in accordance with the resolution of the shareholders' meeting held on 24 April 2006.
(3) Member of the Audit Committee nominated by the Board of Directors on 10 May 2004, in post until approval of the 2006 accounts.
(4) Member of the Remuneration and Appointments Committee nominated by the Board of Directors on 10 May 2004, in post until approval of the 2006 accounts.
(5) In post until approval of the 2006 accounts, in accordance with the resolution of the shareholders' meeting held on 29 April 2004.
(6) Appointed to audit the 2004, 2005 and 2006 accounts by the shareholders' meeting of 29 April 2004.





SIGNIFICANT EVENTS IN THE FIRST HALF

Distribution of the C&C and Midori brands in the United States

The Group's US portfolio was extended at the start of January 2006 following the conclusion of two major distribution agreements by Skyy Spirits, LLC, relating to prestigious international brands owned by the Suntory group (notably Midori, a melon-flavoured liqueur) and C&C group (including Carolans Irish Cream, a whiskey-based cream liqueur, the Irish whiskey Tullamore Dew and the Irish Mist liqueur).

The distribution agreement with C&C covers a number of other markets besides the US, including Brazil.

Acquisition of Glen Grant, Old Smuggler and Braemar

The Campari Group completed the acquisition of the Glen Grant, Old Smuggler and Braemar Scotch whisky brands from the Pernod Ricard Group on 15 March 2006.

The acquisition, which was announced on 22 December 2005, was part of a programme of disposals imposed on the French company by the European Commission following its acquisition of Allied Domecq together with the US group Fortune Brands.

Under the terms of the agreement, the Campari Group acquired the three aforementioned brands, their stocks (including finished products and stock in the ageing process) and the Glen Grant distillery in Rothes, Scotland.

The price of the transaction was around €130 million - €115 million for Glen Grant (equivalent to 9.2x the brand's contribution margin in 2004) and €15 million for Old Smuggler and Braemar (equivalent to 2.5x the brands' contribution margin in 2004).

Winding-up of Longhi & Associati S.r.l.

On 30 January 2006 the Board of Directors of Longhi & Associati S.r.l. voted to wind up the company, which has therefore ceased trading.

Sesto San Giovanni site

In early June 2006 the local authority of Sesto San Giovanni definitively approved the integrated programme of action put forward by the Campari Group for the urban regeneration of its former site.

The local authority ruling was implemented at the end of July when it was published in the Regional Official Bulletin.

The agreement governing relations with the Sesto San Giovanni local authority for the urban regeneration and the construction of new buildings is expected to be signed by the end of September 2006.

If so, demolition work will begin in October, and a building application will be submitted so that work may begin in early 2007. The project is expected to take around two years to complete.

Reorganisation of sales network in Italy

The Group launched a drive to rationalise its Italian sales network at the start of 2006.

The project entailed the creation of two separate sales organisations, one focusing on spirits and non-alcoholic beverages and controlled by Campari Italia S.p.A., the other dedicated mainly to the distribution of wines and managed by Sella & Mosca S.p.A. in Sardinia and by Sella & Mosca Commerciale S.r.l. elsewhere in Italy.

As part of this reorganisation, Barbero 1891 S.p.A. discontinued its sales and distribution activities.

COMMENTS ON THE FIRST-HALF RESULTS

Sales performance

Introduction

All figures in this section of the report are expressed in million euro.

In certain cases, this rounding has resulted in small inconsistencies due to the fact that all changes and percentages are calculated using the original amounts expressed in thousand euro.

All sales figures are shown net of excise duties and trade discounts.

Overall performance

In the first half of 2006, the Group's net sales totalled €417.8 million, an overall increase of 14.8% compared with the same period of last year.

This increase was chiefly due to external growth of 9.8%, organic growth of 2.5%, and a positive impact of 2.6% from exchange rate changes.

Breakdown of change in sales	€ million	% compared to first half of 2005
– net sales 1 January-30 June 2006	417.8	
– net sales 1 January-30 June 2005	363.9	
Total change	53.9	14.8%
of which:		
organic growth before exchange rate effect	9.1	2.5%
external growth	35.6	9.8%
exchange rate effect	9.3	2.6%
Total change	**53.9**	**14.8%**

External sales growth in the period amounted to €35.6 million and, as shown in the table below, comprised new acquisitions of €9.2 million, and sales of third-party brands of €26.4 million, covered by new distribution agreements.

As regards new acquisitions, the first half of 2006 included both sales of the Scotch whisky brands Glen Grant, Old Smuggler and Braemar (included from 15 March 2006, the date on which the acquisition was finalised), and sales of Teruzzi & Puthod wines, which were consolidated from the beginning of the year.

With regard to third-party brands, in the second half of 2005, the Group began distributing Jack Daniel's and other Brown-Forman brands on the Italian market, plus Martin Miller's ultra premium gin, owned by the UK company Reformed Spirits Company Ltd, on the US market.

Also, at the start of 2006, the Group began distributing Midori, a melon-flavoured liqueur owned by the Suntory group, and the spirits portfolio of the C&C Group (Carolans, Tullamore Dew and Irish Mist), in the US.

The new agreement with the C&C Group also covers Brazil where, in addition to the aforementioned brands, the Campari Group is now distributing the liqueur Frangelico.

Sales - first half of 2006: breakdown of external growth	€ million
Glen Grant (including bulk sales to third parties)	4.7
Old Smuggler and Braemar	2.7
Teruzzi & Puthod wines	1.8
Sub-total: Campari Group brands	9.2
Jack Daniel's and other Brown-Forman Group brands	7.7
C&C Group brands	12.6
Suntory Group brands	6.6
Martin Miller's	0.1
Halted distribution of third-party whisky brands in Brazil	–0.6
Sub-total: third-party brands	26.4
Total external growth	**35.6**

Organic growth resulted from a positive performance by spirits, (especially SKYY Vodka and Aperol), while sales of wines and soft drinks were broadly in line with last year.

In general, sales of some brands, including Campari and Cinzano vermouth slowed in the second quarter.

This was due, in the case of Campari, to the launch of completely new packaging, and in the case of Cinzano vermouth, to the more volatile sell-in of brands whose main markets are covered by third-party distributors.

Sales in the first half of 2006 were boosted by a positive exchange rate effect of 2.6%, as the two foreign currencies with the biggest impact on the Group's results, i.e. the US dollar and the Brazilian real, both rose relative to their average values in the first half of 2005, gaining 4.6% and 23.1% respectively.

Average exchange rates for the period 1 January-30 June	2006	2005	% change
US$ x 1	1.229	1.285	
€ x 1 US$	0.8137	0.7781	4.6%
BRL x 1	2.693	3.315	
€ x 1 BRL	0.3714	0.3017	23.1%
CHF x 1	1.561	1.546	
€ x 1 CHF	0.6405	0.6467	–1.0%
JPY x 1 €	142.155	136.228	
€x 1000 JPY	7.0346	7.3406	–4.2%

Sales by region

Sales in all four regions were generally positive during the first half of the year: however, growth was significantly stronger in the Americas, where the combined effect of robust organic growth and strong external growth, as mentioned above, led to an overall increase in sales of 29.3% (+38.5% including the positive exchange rate effect), which meant that for the first time in the Group's history, this region represented exactly one third of total sales.

The first table below shows the breakdown and growth of net sales by region, while the second breaks down the total change in each region by external growth, organic growth and the effect of exchange rate movements.

Sales by region	First half of 2006		First half of 2005		% change
	€ million	%	€ million	%	2006 / 2005
Italy	194.2	46.5%	185.6	51.0%	4.6%
Europe	69.5	16.6%	64.4	17.7%	7.9%
Americas	137.5	32.9%	99.3	27.3%	38.5%
Rest of the world and duty free	16.6	4.0%	14.5	4.0%	14.0%
Total	**417.8**	**100.0%**	**363.9**	**100.0%**	**14.8%**

Analysis of the % change in sales by region	Total change in the first half	external growth	organic growth	exchange rate effect
Italy	4.6%	4.8%	–0.2%	0.0%
Europe	7.9%	9.1%	–1.2%	–0.1%
Americas	38.5%	20.4%	8.9%	9.3%
Rest of the world and duty free	14.0%	3.2%	9.4%	1.4%
Total	**14.8%**	**9.8%**	**2.5%**	**2.6%**

In **Italy** net sales for the first half rose by 4.6% thanks to strong external growth of 4.8%, due especially to Jack Daniel's and Glen Grant whiskies; sales of Teruzzi & Puthod Italian wines, which the Group acquired at the end of 2005, did not feature significantly as they are mainly concentrated in other European markets.

Organic growth, however, was broadly stable: the performance in the first quarter was offset by a less than positive trend in the second, which meant that overall sales fell very slightly in the first six months of the year (–0.2%).

Of the core brands, Aperol, and to a lesser extent, Crodino, put in positive performances, while Campari sales, and wine sales generally, lagged behind those of the same period last year.

In **Europe**, sales increased by 7.9%, and in this case too the performance was entirely due to external growth of the new brands (Glen Grant, Old Smuggler, Braemar and Teruzzi & Puthod), which together totalled 9.1%. Organic sales growth was slightly negative, at –1.2%.

Among the region's key markets, Germany performed particularly well, with increased sales in all its core brands, as did Russia; other European markets put in less positive performances.

Overall sales in the **Americas** were up 38.5% in the first half thanks to the contributions of all three components of growth: organic growth of 8.9%, external growth of 20.4% and a positive exchange rate effect of 9.3%.

The tables below give more details of the Group's performance in the Americas.

Sales in the Americas	First half of 2006		First half of 2005		% change
	€ million	%	€ million	%	2006 / 2005
US	104.1	75.7%	72.5	73.0%	43.6%
Brazil	28.3	20.6%	22.4	22.6%	26.1%
Other countries	5.2	3.8%	4.4	4.4%	17.3%
Total	**137.5**	**100.0%**	**99.3**	**100.0%**	**38.5%**

Analysis of the % change in sales in the Americas	Total change in the first half	external growth	organic growth	exchange rate effect
US	43.6%	28.0%	10 5%	5.1%
Brazil	26.1%	–0.9%	3.7%	23.4%
Other countries	17.3%	2 8%	7.8%	6.6%
Total	38.5%	20.4%	8.9%	9.3%

Sales in the **United States** were extremely robust, leading to growth of 43.6% compared to the first half of 2005.

SKYY Vodka and the other brands already distributed by the Group showed double-digit organic growth of 10.5%.

Conversely, the new distribution agreements covering the C&C Group and Suntory Group, in effect since the start of January 2006, boosted sales by more than US$ 23 million, helping to generate an external growth figure of 28.0%.

Lastly, the rise in the value of the US dollar added a positive exchange rate effect of 5.1%.

The situation in **Brazil** was different to that of the US, although still very positive.

Overall sales grew by 26.1%, thanks chiefly to the strong positive impact of the revaluation of the Brazilian real (23.4%).

Following a difficult start to the year, sales of nearly all brands improved in the second quarter, leading to total organic growth of 3.7% in the first half.

Growth on the Brazilian market was negative, at –0.9%, due to the loss of Grant's and Glenfiddich Scotch whiskies, when local distribution of these third-party brands ceased in 2006.

Note, however, that the Group intends to be present in Brazil in the significant imported whiskies segment, and is preparing to launch its own Glen Grant brand.

Sales growth in the **other countries in the Americas**, chiefly Canada, was positive, with organic growth of 7.8%.

Sales in the rest of the world, which includes duty free sales in all regions, posted organic growth of 9.4% in the first half, but accounted for only 4.0% of the Group total.

Sales by business area

Overall sales growth of 14.8% for the first half was largely driven by spirits, which made up 70% of the Group's total sales; wines and the "other sales" segment also contributed, albeit to a lesser extent, to business growth, while soft drink sales were broadly in line with last year.

The first of the two tables below shows growth in net sales by business area, while the second breaks down the total change by external growth, organic growth and the effect of exchange rate movements.

Sales by segment	First half of 2006		First half of 2005		% change
	€ million	%	€ million	%	2006 / 2005
Spirits	293.2	70.2%	243.1	66.8%	20.6%
Wines	47.5	11.4%	45.8	12.6%	3.9%
Soft drinks	71.9	17.2%	71.8	19.7%	0.2%
Other sales	5.1	1.2%	3.2	0.9%	61.1%
Total	**417.8**	**100.0%**	**363.9**	**100.0%**	**14.8%**

Analysis of the % change in sales by segment	Total change in the first half	external growth	organic growth	exchange rate effect
Spirits	20.6%	13.3%	3.7%	3.7%
Wines	3.9%	3.9%	–0.8%	0.8%
Soft drinks	0.2%	0.0%	0.2%	0.0%
Other sales	61.1%	48.9%	10.6%	1.6%
Total	**14.8%**	**9.8%**	**2.5%**	**2.6%**

Spirits

Net sales of spirits totalled €293.2 million, a rise of 20.6% on the first half of 2005.

Stripping out the significant contribution of external growth (13.3%) and the positive exchange rate effect (3.7%), the segment registered organic growth of 3.7%.

Net sales of **Campari** posted an organic decline of 6.7%.

Thanks to the positive exchange rate effects, chiefly due to the Brazilian real, this was reduced to 4.6% at actual exchange rates.

This negative result was due to slowing sales in the second quarter of the year, as stocks were reduced pending the introduction of new packaging.

The redesign of the products' styles and graphics has created a more modern look for the brand.

Sales of **Campari** on some important European markets where the group operates via third-party sales networks suffered by comparison with the performance registered in the same period of last year, when sales were boosted by the replacement of some distributors.

As regards consumption of the brand in the Group's main markets, Germany posted a more than satisfactory performance in the first quarter of the year.

The **SKYY** brand (SKYY Vodka and flavoured lines), generated first-half organic sales growth of 12.9% (+17.9% at actual exchange rates, including the positive effect of the revaluation of the US dollar).

In the United States, which accounts for around 85% of brand sales by volume and regularly records double-digit growth in sales to consumers, the sales performance was 12.3% for the first half.

Moreover, overall sales on the export markets continued to be buoyant, (+17.9%), especially in Italy, Germany and Canada, albeit at lower rates than last year.

Sales of **CampariSoda**, which are almost entirely concentrated on the Italian market, dipped by 1.7% in the first half of the year.

Aperol sales are still extremely healthy, posting growth of 23.3% in the first six months.

This result was driven primarily by the Italian market where the brand has shown healthy and uninterrupted double-digit growth since its acquisition.

Growth in exports of the brand to new markets was also buoyant: in addition to the German market, which continues to show encouraging sales growth, Aperol was launched in a selected number of markets, including the attractive US market.

The first half of 2006 was also strong for sales of **Aperol Soda** (+12.4%), a product sold exclusively on the Italian market.

In 2006, advertising of the brand was resumed with a new TV commercial.

Sales of Group brands in Brazil grew by 10.4% overall in local currency, or 35.9% at actual exchange rates, thanks to the sharp rise in value of the Brazilian real.

Dreher aguardiente and the **admix whiskies** Old Eight and Drury's posted double-digit sales growth.

Sales of **Ouzo 12** recorded overall growth of 13.8%, thanks to the excellent results achieved on the important German market.

However, the sales figure declined in Greece, as the sell-in of the brand in the important second quarter of the year was affected by an unfavourable comparison base with last year, which saw new packaging launched in April.

Sales of **Cynar** fell by 12.9% versus last year (–9.5% at actual exchange rates) as a result of the negative sales performance in both Brazil and Italy, the brand's two main markets.

On the Italian ready-to-drink market, meanwhile, the severe downturn apparent in 2005 continued, leaving sales of **Campari Mixx** 42.8% lower than in the first half of 2005.

Of the Group's other spirit brands, sales of Mirto by Zedda Piras fell slightly, while those of Biancosarti showed a modest upturn.

Sales of the principal **non-Group brands** were positive overall, as follows:

- organic growth of 12.6% for Scotch whiskies at constant exchange rates (16.8% at actual exchange rates), due mainly to a good performance by the Cutty Sark label in the United States;
- growth of 9.2% in local currency for 1800 Tequila (+14.3 % at actual exchange rates) also on the US market;
- an increase of 5.1% for Jägermeister on the Italian market;
- overall growth of 6.3% for Grand Marnier, distributed in Germany, Italy and Switzerland, with a good showing in Italy.

Wines

Net wine sales stood at €47.5 million in the first half of 2006.

Growth in the segment was 3.9% globally versus last year, due entirely to sales of Teruzzi & Puthod wines, which were consolidated in January 2006.

Stripping out the modest positive exchange rate impact (+0.8%), sales in the wines segment saw a slight organic decline (–0.8%).

Of the core brands, **Cinzano sparkling wines** put in a good performance, registering organic growth of 15.7% (15.4% at actual exchange rates).

Sales were extremely buoyant in Germany, where the entire range was relaunched with new packaging and expanded to include new types of sparkling wine.

Sales fell in Italy, but first-half sales here are of relatively minor importance, in contrast to the German market.

Sales of **Cinzano vermouth** fell by 9.1% at constant exchange rates (–7.3% at actual exchange rates).

Unlike with the other core brands, sales of Cinzano vermouth are not clearly concentrated in the markets in which the Group has its own direct sales network.

This leads to greater volatility in performance, in that sales are dependent on the stock policies of many local distributors.

Sella & Mosca wines generated organic sales growth of 3.5% in the first half (3.7% at actual exchange rates), reflecting considerable stability in Italy, the brand's main market, and an increase in international sales.

First-half results for the Group's other brands were mixed. Sales of **Riccadonna** sparkling wines and **Cantina Serafino** wines fell, but sales of **Mondoro** sparkling wine rose, due to very healthy growth in Russia, its primary market, which is helping to strengthen its position in the Italian premium sparkling wines segment.

Soft drinks

Sales of soft drinks in the first half of 2006 stood at €71.9 million, which was broadly in line with the same period last year (+0.2%).

Sales were positive for **Crodino** (+3.3%) but declined for **Lemonsoda, Oransoda and Pelmosoda** (–3.4%) and **mineral waters.**

Lipton Ice Tea, a third-party brand distributed on the Italian market, saw modest growth of 1.4%.

Other sales

This minor segment, which complements others, includes revenues from co-packing and sales to third parties of raw materials and semi-finished goods.

In the first half of 2006, "other sales" totalled €5.1 million, equating to an overall advance of 61.1%.

Sales of new filling, i.e. the malt distillate produced and sold by the Glen Grant Distillery Company Ltd. to the Pernod Ricard Group pursuant to the agreements concluded at the time of the acquisition of Glen Grant, Old Smuggler and Braemar, have been included under this segment since 15 March 2006.

These sales were classified as external growth in the period and showed an increase of 48.9%.

Consolidated profit and loss account for the first half of 2006

	First half 2006		First half 2005		Change
	€ million	%	€ million	%	%
Net sales	**417.8**	**100.0%**	**363.9**	**100.0%**	**14.8%**
Cost of goods sold	(181.6)	–43.5%	(150.3)	–41.3%	20.8%
Gross margin	**236.3**	**56.5%**	**213.6**	**58.7%**	**10.6%**
Advertising and promotional costs	(70.9)	–17.0%	(62.9)	–17.3%	12.8%
Sales and distribution costs	(50.0)	–12.0%	(43.2)	–11.9%	15.7%
Trading profit	**115.3**	**27.6%**	**107.5**	**29.5%**	**7.3%**
General administrative expenses and other operating expenses and income	(29.4)	–7.0%	(26.5)	–7.3%	10.8%
EBIT before one-offs	**86.0**	**20.6%**	**81.0**	**22.3%**	**6.2%**
One-offs	(0.1)	0.0%	2.6	0.7%	–102.9%
EBIT	**85.9**	**20.6%**	**83.6**	**23.0%**	**2.8%**
Net financial income (charges)	(5.5)	–1.3%	(4.7)	–1.3%	16.2%
Profit (loss) of companies valued at equity	(0.0)	0.0%	(0.2)	–0.1%	–92.7%
Profit before tax	**80.4**	**19.2%**	**78.6**	**21.6%**	**2.3%**
Tax	(22.5)	–5.4%	(23.4)	–6.4%	–3.7%
Net profit	**57.9**	**13.9%**	**55.2**	**15.2%**	**4.8%**
Minority interests	(2.3)	–0.6%	(1.8)	–0.5%	28.4%
Group net profit	**55.5**	**13.3%**	**53.4**	**14.7%**	**4.0%**
Total depreciation and amortisation	(9.3)	–2.2%	(8.5)	–2.3%	10.4%
EBITDA	**95.2**	**22.8%**	**92.0**	**25.3%**	**3.5%**
EBITDA before one-offs	**95.3**	**22.8%**	**89.4**	**24.6%**	**6.6%**

Net sales totalled €417.8 million in the first half of 2006, an increase of 14.8% compared to the first half of 2005; as mentioned in the previous section, organic growth was 2.5%, while external growth was strong, at 9.8%.

A positive exchange rate effect of 2.6% also contributed to the overall result.

The **cost of goods sold** was equivalent to 43.5% of net sales, which is higher than the 41.3% recorded in the same period last year.

The increase was due to the dilutive effect of external growth; note that the profitability of third-party brands covered by new distribution agreements is lower than that of the Group's organic business.

The effect of changes in the basis of consolidation on the cost of goods sold was negative and thus had a dilutive effect on the gross margin (–2.8 percentage points).

However, production costs fell by 0.6 percentage points as a proportion of sales, as although expenses relating to the Glen Grant distillery were included for the first time, production costs fully benefited from the industrial restructuring programme carried out in Italy.

Advertising and promotional costs were 17.0% of sales in the first half of 2006, slightly lower than in the same period last year (17.3%).

This decrease (like the increase in the cost of goods sold referred to above) was attributable to the new brands distributed by the Group.

These brands necessitated high advertising and promotional expenditure, although this was in part offset by contributions received from the owners of the brands in question.

Note that advertising and promotional costs recorded in the profit and loss account are always shown net of contributions received through distribution agreements.

Excluding the effect of changes in the basis of consolidation, advertising and promotional costs relating to the group's organic business rose by 0.5 percentage points in the first half of the year, owing to new advertising campaigns launched during the period.

Sales and distribution costs as a percentage of sales were largely unchanged, coming out at 12.0%, compared with 11.9% in the first half of 2005.

Distribution costs, which are by nature highly variable, rose in proportion to sales growth, as expected.

Total sales and marketing costs, which have a greater fixed cost component, grew in absolute terms and remained unchanged as a percentage of sales compared to the same period last year.

This was due to the strengthening of the Group's sales and marketing operations.

In the US, this was necessary to effectively manage the distribution of new brands; in other markets, considered of strategic importance for future business growth, the Group invested in strengthening sales and marketing operations in order to capitalise on opportunities offered by these markets.

As sales in the second half of the year are normally higher than in the first half, over the full year, sales and marketing costs will be lower as a percentage of sales in 2006 than they were in 2005.

Trading profit for the first half of 2006 was € 115.3 million, a 7.3% advance on the same period last year, attributable to:

- organic growth of 2.0%;
- external growth of 3.2%;
- a positive exchange rate effect of 2.2%.

General and administrative expenses and **other operating expenses and income** fell as a percentage of sales, dipping from 7.3% in the first half of 2005 to 7.0% in the same period of 2006, but grew by 10.8% overall.

However, excluding the impact of changes in the basis of consolidation and the exchange rate effect, organic growth in these costs was 5%, largely determined by non-recurring charges for organisational consultancy services.

With the adoption of the new international accounting standards (IAS 38), the value of consolidation differences and trademarks with an indefinite life may no longer be amortised.

Consequently, "goodwill and trademark amortisation" no longer appears as an item in the profit and loss account prepared using IAS/IFRS in the two periods under comparison.

EBIT before one-offs was € 86.0 million, an increase of 6.2% compared to the same period last year. The EBIT margin narrowed from 22.3% to 20.6%.

One-offs showed a negative net balance of € 0.1 million in the first half of 2006, compared to a positive figure of € 2.6 million in the first half of 2005, which included a capital gain generated by the sale of real estate in Switzerland (€ 1.9 million) and a windfall gain in Brazil (€ 0.7 million).

The impact of the change in this profit and loss account item on the group's results was therefore to reduce operating profit by € 2.7 million.

EBIT was 2.8% higher than in the first half of 2005, at € 85.9 million, and the EBIT margin was 20.6% (compared with 23.0% in the first half of 2005).

The total charge for **depreciation and amortisation** of tangible and intangible fixed assets recorded in the period was € 9.3 million, an increase of € 0.8 million compared with the same period last year; as a result, the EBITDA before one-offs and EBITDA lines show higher growth rates than the EBIT before one-offs and EBIT lines respectively.

EBITDA before one-offs was € 95.3 million, an increase of 6.6%, while **EBITDA** advanced 3.5% to € 95.2 million.

Net financial charges stood at € 5.5 million in the first half, an increase on the figure of € 4.7 million recorded in the same period last year.

This change was due to the rise in debt following the acquisition of Glen Grant for around € 130 million, which was completed on 15 March 2006.

Profit (loss) of companies valued at equity showed a nil balance in the first half of 2006, compared with a loss of € 0.2 million in the first half of last year.

Note that the companies accounted for by the equity method are four trading companies that distribute products made by the Group and its partners in the major European markets of Belgium, the Netherlands, the UK and Spain.

Profit before tax and minority interests grew 2.3% compared to the first half of 2005, to € 80.4 million.

After **tax** for the period of € 22.5 million, **net profit** for the first half was € 57.9 million, an increase of 4.8% on the same period last year.

Minority interests, that is the share of net profit pertaining to third parties, came to € 2.3 million, higher than the figure of € 1.8 million for the first half of 2005.

This item mainly comprises the minorities' portion of the profits of Skyy Spirits, LLC, which registered double-digit growth in the first half.

Moreover, the value of minority interests increased in the first half of 2006 because of the revaluation of the US dollar.

After minority interests, **net profit attributable to the Group** rose 4.0% to € 55.5 million in the first half of 2006, representing 13.3% of consolidated net sales for the period.

Profitability by business area

IAS 14 states that financial information should be provided in relation to both business area and region, and companies must determine which of these is the primary reportable segment, and therefore subject to greater disclosure.

The Campari Group's primary reportable segment is business area, where its results are broken down into spirits, wines, soft drinks and other sales. An analysis of the financial results for each of these four business areas is therefore given.

Trading profit is considered the best measure of the performance of individual areas, as it shows the profitability generated by the revenues and costs directly attributable to individual products.

In the first half of 2006 consolidated trading profit was € 115.3 million, an increase of 7.3% compared to the same period last year.

Trading profit	First half 2006 € million	First half 2006 % of total	First half 2005 € million	First half 2005 % of total	2006 / 2005 % change
Spirits	94.1	81.6%	84.8	78.1%	11.0%
Wines	4.3	3.8%	6.2	5.7%	–29.5%
Soft drinks	15.7	13.6%	17.0	15.6%	–7.7%
Other	1.2	1.1%	0.7	0.6%	86.3%
Trading profit - all segments	115.3	100.0%	108.6	100.0%	6.2%
Unallocated production costs			(1.1)		
Consolidated trading profit	**115.3**		**107.5**		**7.3%**

The table above shows trading profit performance for each business area, and growth in the Group's consolidated trading profit compared to the first half of 2005.

In 2005 the Group recorded the portion of production costs relating to the Novi Ligure plant that cannot be directly allocated to the brands produced there, which totalled € 1.1 million in the first half.

The Group's large new plant has been operational since the beginning of 2004, producing Cinzano, Cynar, Jägermeister and Biancosarti, but the restructuring plan was only completed as expected in the second half of 2005, when the Novi Ligure plant began production of Campari and CampariSoda.

In the first half of the year, spirits and the "other sales" segment registered growth in trading profit, while wines and soft drinks posted a decline in profitability.

Spirits

Spirits generated a trading profit of € 94.1 million in the first half of 2006 (32.1% of net sales), an increase of 11.0% compared to the first half of last year.

	First half 2006 € million	First half 2006 % of segment sales	First half 2005 € million	First half 2005 % of segment sales	2006 / 2005 % change
Net sales	293.2	100.0%	243.1	100.0%	20.6%
Gross profit	180.7	61.6%	162.0	66.6%	11.5%
Trading profit	94.1	32.1%	84.8	34.9%	11.0%

Spirits, which remain the Group's most profitable business, registered a decline of 5.0 percentage points in the gross margin, which narrowed from 66.6% to 61.6% owing to the significant dilutive effect of external growth during the period (mainly relating to the distribution of third-party brands).

Looking at the Group's brands, the poor performance of Campari and CampariSoda were more than offset, in terms of profitability, by the excellent performance of SKYY Vodka and Aperol, leading to an improvement in profitability measured on a same-structure basis.

In terms of trading profit, spirits recovered part of the profitability lost at the level of costs of goods sold, and the decrease was limited to 2.8 percentage points.

Third-party brands are marked by much lower net advertising and promotional expenditure compared to the Group's brands.

Excluding external growth and the exchange rate effect, spirits registered organic growth in trading profit of 5.2%, higher than the organic sales growth figure of 3.7%.

Wines

In the first half of 2006 wines generated trading profit of € 4.3 million, a significant decrease compared to the same period last year (–29.5%).

	First half 2006		First half 2005		2006 / 2005
	€ million	% of segment sales	€ million	% of segment sales	% change
Net sales	47.5	100.0%	45.8	100.0%	3.9%
Gross profit	22.3	46.9%	20.2	44.1%	10.5%
Trading profit	4.3	9.1%	6.2	13.5%	-29.5%

Given that the positive impact of external growth and exchange rates had a negligible effect on the segment's profitability, the negative result for the first half was entirely due to the organic business and in particular growth in advertising and promotional expenditure in the period.

As the summary profit and loss table for the segment shows, with sales rising by 3.9% and gross profit advancing by 10.5%, it was only at trading profit level that a sharp decline (29.5%) was recorded.

The trend in the gross margin highlights two positive points: first, at organic level, thanks to the synergies generated by the industrial restructuring plan, profitability improved (particularly for the Cinzano brand); second, the contribution of Teruzzi & Puthod wines did not have a distortive effect on the total cost of goods sold.

Trading profit, however, registered a decline (entirely due to a higher marketing spend), which seems significant in percentage terms, but only amounts to € 1.9 million in absolute terms.

Soft drinks

Trading profit for the soft drinks business came out at € 15.7 million (21.8% of net sales), a decrease of 7.7% compared to the first half of last year.

	First half 2006		First half 2005		2006 / 2005
	€ million	% of segment sales	€ million	% of segment sales	% change
Net sales	71.9	100.0%	71.8	100.0%	0.2%
Gross profit	31.8	44.2%	31.9	44.4%	-0.2%
Trading profit	15.7	21.8%	17.0	23.7%	-7.7%

Sales in this segment are concentrated entirely in Italy.

During the period, the business was not affected by exchange rate effects or any changes in the basis of consolidation.

While sales and gross profit remained broadly stable, the decline in trading profit was again due to greater advertising and promotional spending, particularly the cost of a new advertising campaign for Lemonsoda, Oransoda and Pelmosoda, produced and broadcast during the period.

Crodino, a non-alcoholic aperitif and the segment's most important brand in terms of sales and profitability, continues to be supported by an extensive ongoing and effective advertising campaign.

Other sales

The "other sales" segment, which includes co-packing and sales of raw materials and semi-finished goods to third parties, registered sales of € 1.2 million in the period, an increase of € 0.5 million or 86.3%.

	First half 2006		First half 2005		2006 / 2005
	€ million	% of segment sales	€ million	% of segment sales	% change
Net sales	5.1	100.0%	3.2	100.0%	61.1%
Gross profit	1.5	28.9%	0.7	21.1%	120.6%
Trading profit	1.2	24.1%	0.7	20.9%	86.3%

Growth is related to the recent acquisition of Glen Grant, and is entirely due to the sale to third parties of malt distillate produced by Glen Grant Distillery Company Ltd.

Financial situation

Cash flow statement

The table below shows a simplified and reclassified cash flow statement (see the section containing the financial statements for the full cash flow statement).

The main reclassification is the exclusion of cash flows relating to changes in short-term and long-term debt, and in investment in marketable securities: in this way, the total cash flow used (or generated) in the period coincides with the change in net debt.

	30 June 2006 € million	30 June 2005 € million
Net profit	55.5	53.4
Depreciation, amortisation and other adjustments to reconcile net profit with cash flow	10.2	14.4
Changes in tax payables and receivables and other changes in non-financial assets and liabilities	2.1	8.8
Cash flow from operating activities before changes in working capital	**67.8**	**76.6**
Changes in operating working capital	(27.3)	(29.3)
Cash flow from operating activities	**40.5**	**47.3**
Cash flow from investing activities	**(9.5)**	**(7.4)**
Free cash flow	**30.9**	**39.9**
Acquisitions	(128.9)	(118.2)
Other changes	(0.1)	0.5
Dividend paid by the Parent Company	(28.1)	(28.1)
Cash flow used in other activities	**(157.1)**	**(145.8)**
Exchange rate differences and other changes	18.1	(19.9)
Total net cash flow for the period = change in net debt	**(108.1)**	**(125.8)**
Net debt at the start of the period	(371.4)	(230.0)
Net debt at the end of the period	(479.5)	(355.8)

Financial resources of € 108.1 million were used in the first half of 2006, resulting from free cash flow generation of € 30.9 million and a cash outflow of € 157.1 million, and reflecting exchange rate differences and other accounting changes, which were positive overall to the tune of € 18.1 million.

Free cash flow for the period of € 30.9 million was generated by operating activities before changes in operating working capital of € 67.8 million.

This last figure was € 8.8 million lower than in the first half of last year, which benefited from higher deferred taxes.

The change in operating working capital had a negative impact on cash flow for the period of € 27.3 million, but represents an improvement compared to the first half of last year, when it was negative to the tune of € 29.3 million.

Note however that operating working capital at 30 June is naturally higher than at 31 December, and the figure also includes the greater impact of the distribution of new brands, estimated at € 11.7 million.

In the first half of 2006 industrial investments were € 9.5 million, an increase of € 2.1 million compared to 2005.

As well as dividends of € 28.1 million, unchanged compared to last year, the Group spent € 128.9 million on the acquisition of Glen Grant, Old Smuggler and Braemar in March.

Breakdown of net debt

	30 June 2006 € million	31 December 2005 € million
Cash, bank and securities	361.0	247.5
Payables to banks	(353.5)	(112.8)
Real estate lease payables	(3.1)	(3.1)
Private placement and bond issues	(9.1)	(9.6)
Other financial payables	(1.3)	(1.4)
Short-term debt	**(5.9)**	**120.6**
Payables to banks	(24.9)	(26.7)
Real estate lease payables	(17.5)	(19.0)
Private placement and bond issues	(386.7)	(397.7)
other financial payables	(2.6)	(3.0)
Medium- and long-term debt	**(431.6)**	**(446.5)**
Debt from operating activities	**(437.5)**	**(325.9)**
Payables for exercising the Skyy Spirits, LLC put option	(42.0)	(45.5)
Net debt	**(479.5)**	**(371.4)**

Net debt was € 479.5 million at 30 June 2006, an increase of € 108.1 million due to the changes in the cash flows mentioned above.

This negative change was mainly due to the acquisition of Glen Grant, Old Smuggler and Braemar for € 128.9 million.

The acquisition was financed by short-term bank debt, which led to the increase in bank debt shown in the table. The increase in this item resulted from both the acquisition of Glen Grant, Old Smuggler and Braemar and an increase in the Group's financial resources, as shown by the rise in the cash, bank and securities item.

The change in payables for the exercise of the put option held by the management of Skyy Spirits, LLC relates to changes in the interest rates and exchange rates used to discount the debt.

Group balance sheet

	30 June 2006 € million	31 December 2005 € million
Fixed assets	1,018.8	925.7
Other non-current assets and liabilities	(43.6)	(45.4)
Operating working capital	269.2	222.5
Other current assets and liabilities	(39.8)	(35.6)
Total invested capital	**1,204.6**	**1,067.2**
Shareholders' equity	725.1	695.8
Net debt	479.5	371.4
Total financing sources	**1,204.6**	**1,067.2**

At 30 June 2006 the Group had invested capital of € 1,204.6 million, an increase of € 137.4 million compared to 31 December 2005.

This rise was due to two significant changes.

First, the increase in working capital, described above, of € 46.7 million, which includes the effects of changes in the basis of consolidation in the Group; second, fixed assets, which rose by € 93.2 million, as they now include the newly acquired brands of Glen Grant, Old Smuggler and Braemar.

Following the increase in net debt described above, the Group's financial structure showed an increase in its debt to equity ratio from 53.4% at the end of December 2005 to 66.1% at 30 June 2006.

EVENTS TAKING PLACE AFTER THE END OF THE PERIOD

Acquisition of the remaining stake in Longhi & Associati S.r.l.

On 2 August 2006 Lacedaemon BV completed the acquisition of the remaining minority stake of 15% in Longhi & Associati S.r.l.

The Group therefore now owns 100% of the company.

Merger of Barbero 1891 S.p.A. into Davide Campari-Milano S.p.A.

On 6 September 2006 the Board of Directors of Barbero 1891 S.p.A. approved the proposed merger of Barbero 1891 S.p.A. into Davide Campari-Milano S.p.A; the proposal was subsequently approved by the Board of Directors of Davide Campari-Milano S.p.A on 11 September 2006.

The merger will take place in the last quarter of the year, and its accounting and tax effects will be backdated to 1 January 2006.

OUTLOOK

The general performance of the Campari Group in the first half of the year was positive in terms of both sales and profitability, which were supported by sound external growth and more limited organic expansion.

Growth slowed somewhat in the second quarter of the year, however, and although the main cause was some one-off costs, rather than clear negative trends on the markets in general, this requires us to be more cautiously optimistic in our short-term forecasts.

While on some markets consumption trends remain positive, and brands continue to put in a solid performance (for example in the US, Brazil and Germany), it is undeniable that in others, for example Italy, the situation is more complex, and internal growth remains limited.

In relation to the trend on the domestic market, the Group believes that it will be able to return to the growth rates registered in the recent past, as the first concrete signs of an economic recovery should have a positive impact on consumption in the sector.

INVESTOR INFORMATION

Campari shares in the first half of 2006

The macroeconomic situation remained positive in the first half of 2006, despite fears of rising inflation and a strengthening euro.

The main European economies are showing signs of a recovery, with confidence and consumer indices at their highest levels for the last few years.

All Italian stock market indices registered a positive performance in the first half of 2006.

This rise was however negatively affected by fears of high oil prices and expectations of further interest rate hikes.

After the long rally that began at the end of 2005, these fears sparked a reversal in the trend in share prices in May, which mainly affected large caps.

Compared to the end of 2005 the Mibtel gained 3.4%, the S&P/MIB advanced 1.3% and the Midex was up 11.4%.

Against a macroeconomic backdrop marked by growing optimism, the Campari stock put in an excellent performance over the first half of the year, mainly driven by the announcement of sound financial results.

In the first half, the Campari stock, which is listed on the blue chips segment of the Italian stock market, shot up by 29.8% compared with the closing price at 31 December 2005.

It also outperformed the Mibtel by 26.4% and the FTSEurofirst Beverages index by 25.4%.

On 30 June 2006 Campari shares reached a record high of € 8.10.

The minimum closing price for the year, recorded on 17 January 2006, was € 6.28.

An average of 540,000 shares were traded daily in the first half of 2006, with an average daily value of € 3.9 million.

At 30 June 2006, Campari's market capitalisation was € 2,352 million.

Performance of the Campari share price and the Mibtel and FTSEurofirst Beverages indices since 1 January 2006



Campari share price (Euro)
8.2
8
7.8
7.6
7.4
7.2
7
6.8
6.6
6.4
6.2
6
5.8
5.6
5.4
5.2
5
Trading volume (thousand shares)
2.600
2.400
2.200
2.000
1.800
1.600
1.400
1.200
1.000
800
600
400
200
0
Jan-06
Feb-05
Mar-06
Apr-06
May-06
June-06
Campari (Trading volume)
Campari (share price)
Mibtel (rebased)
FTSEurofirst Beverages (rebased)

Revised shareholder base

At 30 June 2006, the main shareholders were:

Shareholder [1]	Number of ordinary shares	% of share capital
Alicros S.p.A.	148,104,000	51.000%
Cedar Rock Capital	21,857,798	7.527%
Davide Campari-Milano S.p.A.[2]	9,043,987	3.114%
Lazard Asset Management	6,036,870	2.079%

(1) No shareholders other than those indicated above have notified Consob and Davide Campari-Milano S.p.A. (pursuant to article 117 of Consob regulation 11971/99 on notification of significant holdings) of having shareholdings greater than 2%.
(2) Own shares for the purposes of the stock option scheme.

Subsequent to 30 June 2006, at the date of approval of the half-year report, Davide Campari-Milano S.p.A. held 3,350,547 own shares, corresponding to 1.154% of the share capital.

Stock information

On 26 April 2006 the shareholders' meeting approved the full-year results for 2005 and the distribution of a dividend of € 0.10 per share with an ex-date (coupon 2) of 8 May 2006.
The dividend was paid out from 11 May.
This dividend represents a yield of 1.3%, calculated on the ex-date.

Stock information [1]		First half 2006	2005	2004	2003	2002	2001
Reference share price							
Price at end of period	€	8.10	6.24	4.73	3.85	3.00	2.64
Maximum price	€	8.10	6.78	4.78	3.85	3.78	3.10
Minimum price	€	6.28	4.48	3.57	2.74	2.53	2.18
Average price	€	7.15	5.74	4.04	3.30	3.16	2.72
Capitalisation and volumes							
Average daily trading volume [2]	No. of shares	539,689	487,006	429,160	378,940	530,930	723,750
Average daily trading value [2]	€ million	3.9	2.8	1.7	1.3	1.7	2.1
Stock market capitalisation at the end of the period	€ million	2,352	1,812	1,372	1,117	871	766

(1) Ten-for-one share split effective as of 9 May 2005.
(2) Initial Public Offering on 6 July 2001 at the price of € 3.10 per share. Average daily volumes after the first week of trading were 422,600 shares in 2001; the average daily value after the first week of trading was € 1,145,000 in 2001.

FINANCIAL STATEMENTS

Consolidated profit and loss account

	Note	30 June 2006 (€ / 000)	30 June 2005 (€ / 000)
Net sales		**417,820**	**363,854**
Cost of goods sold		(181,567)	(150,288)
Gross margin		**236,253**	**213,566**
Advertising and promotional costs		(70,898)	(62,856)
Sales and distribution costs		(50,013)	(43,232)
Trading profit		**115,342**	**107,478**
General and administrative expenses and other operating expenses and income		(29,368)	(26,511)
One-offs		(75)	2,591
EBIT		**85,899**	**83,558**
Net financial income (charges)		(5,489)	(4,724)
Profit (loss) of companies valued at equity		(16)	(216)
Profit before tax		**80,394**	**78,618**
Tax	17	(22,498)	(23,374)
Net profit		**57,896**	**55,244**
Minority interests		(2,350)	(1,831)
Group net profit		**55,546**	**53,413**
Basic earnings per share (€)		0.20	0.19
Diluted earnings per share (€)		0.19	0.19

Consolidated balance sheet

	Note	30 June 2006 (€/000)	31 December 2005 (€/000)
ASSETS			
Non-current assets			
Net tangible fixed assets	8	156,457	152,479
Biological assets	9	14,436	13,497
Investment property		4,586	4,586
Goodwill and trademarks	10	838,976	750,610
Intangible assets with a finite life		3,679	3,810
Investments in affiliated companies and joint ventures		632	591
Deferred tax assets		16,653	16,543
Other non-current assets	11	6,391	11,076
Total non-current assets		**1,041,811**	**953,192**
Current assets			
Inventories	12	186,992	135,283
Trade receivables		229,233	237,416
Short-term financial receivables		2,762	3,150
Cash, bank and securities	15	360,965	247,535
Other receivables		22,590	24,244
Total current assets		**802,541**	**647,628**
Non-current assets held for sale		78	78
Total assets		**1,844,431**	**1,600,898**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Shareholders' equity			
Share capital		29,040	29,040
Reserves	16	693,857	664,525
Parent company's portion of shareholders' equity		722,897	693,565
Minority interests		2,191	2,215
Total shareholders' equity		**725,088**	**695,780**
Non-current liabilities			
Bonds	13	335,832	374,556
Other non-current financial liabilities	13	138,033	122,812
Staff severance fund and other pension funds		14,359	14,288
Reserve for risks and future liabilities	14	6,421	10,115
Deferred tax		45,611	43,304
Other non-current liabilities		–	–
Total non-current liabilities		**540,256**	**565,075**
Current liabilities			
Payables to banks	13	353,462	112,839
Other financial payables		16,160	17,193
Payables to suppliers		147,035	150,199
Payables to tax authorities		29,221	25,058
Other current liabilities		33,209	34,754
Total current liabilities		**579,088**	**340,043**
Total liabilities and shareholders' equity		**1,844,431**	**1,600,898**

Consolidated cash flow statement

	Note	30 June 2006 (€/000)	30 June 2005 (€/000)
Cash flow generated from (used in) operating activities			
Group net profit		55,546	53,413
Adjustments to reconcile net profit and cash flow			
Depreciation and amortisation		9,338	8,459
Gains on sales of fixed assets		(450)	(1,886)
Fund provisions		555	(499)
Use of funds		(1,575)	
Deferred tax		4,287	7,693
Valuation effects		158	
Other items not resulting in cash flows		(2,135)	634
Changes in tax payables and receivables		8,978	5,832
Change in operating working capital		(27,325)	(29,307)
Other changes in non-cash items		(6,891)	2,957
		40,488	**47,296**
Cash flow generated from (used in) investing activities			
Purchase of tangible and intangible fixed assets		(9,986)	(10,666)
Gains on sales of tangible fixed assets		438	3,254
Purchase of companies or holdings in subsidiaries	6	(128,904)	(118,164)
Net change in equity investments		882	(15,492)
Other changes		(361)	89
		(137,932)	**(140,979)**
Cash flow generated from (used in) financing activities			
Repayment of medium-long-term financing		(1,678)	(1,475)
Net change in short-term bank debt		240,623	60,407
Change in other financial payables and receivables		(2,597)	25,847
Dividend paid by Parent Company		(28,136)	(28,105)
		208,212	**56,674**
Exchange rate differences and other changes in shareholders' equity			
Effect of exchange rate differences on operating working capital		3,364	(13,177)
Other exchange rate differences and changes in shareholders' equity		179	9,228
		3,543	**(3,949)**
Net increase (decrease) in cash and cash equivalents		**114,311**	**(40,958)**
Cash and cash equivalents at start of period		245,061	239,484
Cash and cash equivalents at end of period	15	359,373	198,526

Statement of changes in shareholders' equity

	Group shareholders' equity						
	Share capital (€ / 000)	Legal reserve (€ / 000)	Retained earnings (€ / 000)	Other reserves (€ / 000)	Total (€ / 000)	Minority interests (€ / 000)	Total shareholder's equity (€ / 000)
Balance at 1 January 2006	**29,040**	**5,808**	**644,275**	**14,442**	**693,565**	**2,215**	**695,780**
Dividend payout to Parent Company shareholders	–		(28,136)		**(28,136)**		(28,136)
Dividend payout to minorities					**–**	(2,158)	(2,158)
Purchase of own shares	–		–		**–**	–	–
Use of own shares	–		–		**–**	–	–
Stock options	–		–	526	**526**	–	526
Conversion difference	–		–	(95)	**(95)**	(216)	(311)
Net gain (loss) on cash flow hedging	–		–	1,490	**1,490**	–	1,490
First-half profit	–		55,546		**55,546**	2,350	57,896
Balance at 30 June 2006	**29,040**	**5,808**	**671,686**	**16,363**	**722,897**	**2,191**	**725,088**
Balance at 1 January 2005	**29,040**	**5,808**	**553,877**	**3,820**	**592,545**	**4,372**	**596,917**
Dividend payout to Parent Company shareholders	–		(28,105)	–	**(28,105)**		(28,105)
Dividend payout to minorities					**–**	(1,274)	(1,274)
Purchase of own shares	–		–	(1,095)	**(1,095)**	–	(1,095)
Use of own shares	–		–	610	**610**	–	610
Stock options	–		–	418	**418**	–	418
Conversion difference	–		–	(3,622)	**(3,622)**	430	(3,192)
Valuation of hedging instruments (cash flow hedge)	–		–	(164)	**(164)**	–	(164)
First-half profit	–		53,413	–	**53,413**	1,831	55,244
Balance at 30 June 2005	**29,040**	**5,808**	**579,185**	**(33)**	**614,000**	**5,359**	**619,359**

NOTES TO THE ACCOUNTS

1. General information

Davide Campari S.p.A. is a company listed on the Italian stock market, with registered office at Via Filippo Turati 27, 20121 Milan, Italy.

The publication of this half-year report was authorised by the Board of Directors on 11 September 2006.

The accounts are presented in euro, the reference currency of the Parent Company and many of its subsidiaries.

2. Preparation criteria

This half-year report has been prepared in accordance with IAS 34 (Interim Financial Reporting) and article 81 of Consob Issuer Regulation 11971/1999.
Interim reports do not include all of the information required in the annual report, so this half-year report should be read in conjunction with the Group's annual report for the year ending 31 December 2005.

Basis of consolidation

In the first six months of 2006, following the acquisition of Glen Grant, Old Smuggler and Braemar, the following companies, which are wholly-owned by DI.CI.E. Holding B.V., were included in the basis of consolidation for the first time:

- Glen Grant Whisky Company Ltd.;
- Glen Grant Distillery Company Ltd.;
- Glen Grant Ltd.;
- Old Smuggler Whisky Company Ltd.

In addition, a new Group company, Campari Finance Belgium S.a.r.l., which is wholly owned by the Parent Company and has its registered office in Brussels, was established.

A new company owned by DI.CI.E Holding B.V. (95%) and Lacedaemon Holding B.V. (5%), Campari Argentina S.R.L., was also set up to distribute the Old Smuggler brand in Argentina.

The company was not yet operational at the date of this report as a suspensive condition in the terms for completing the acquisition of the Old Smuggler brand in Argentina had not been fulfilled, since the transaction was still under consideration by the Argentine competition authorities.

Moreover, this is the first consolidated half-year report to include the profit and loss figures of Teruzzi & Puthod S.r.l., although its balance sheet items were included in the 2005 annual report, as the acquisition of this company was concluded at the end of December.

The tables below list the companies included in the basis of consolidation at 30 June 2006.

Name, activity, location	Share capital at 30 June 2006		% owned by the Parent Company		
	Currency	Amount	Direct	Indirect	Direct Shareholder
PARENT COMPANY					
Davide Campari-Milano S.p.A., holding company and manufacturing company, Milan	€	29,040,000			
FULLY CONSOLIDATED SUBSIDIARIES					
Italy					
Barbero 1891 S.p.A., manufacturing and trading company, Canale	€	22,350,000		100.00	
Campari Italia S.p.A., trading company, Milan	€	1,220,076		100.00	

Name, activity, location	Share capital at 30 June 2006		% owned by the Parent Company		
	Currency	Amount	Direct	Indirect	Direct Shareholder
Sella & Mosca S.p.A., manufacturing and trading company, Alghero	€	13,838,916		100.00	Zedda Piras S.p.A.
Sella & Mosca Commerciale S.p.A., trading company, Alghero	€	100,000		100.00	Sella & Mosca S.p.A. (90%) Barbero 1891 S.p.A. (10%)
Teruzzi & Puthod S.r.l., manufacturing and trading company, San Giminiano	€	1,000,000		100.00	Sella & Mosca S.p.A.
Giannina S.r.l., manufacturing and trading company, San Giminiano	€	20,000		100.00	Sella & Mosca S.p.A.
Zedda Piras S.p.A., manufacturing and trading company, Cagliari (operational headquarters in Alghero)	€	16,276,000	100.00		
Longhi & Associati S.r.l., services company, Milan	€	10,400		70.00	Lacedaemon Holding B.V.
Europe					
Campari Deutschland GmbH, trading company, Oberhaching (Munich)	€	5,200,000		100.00	DI.CI.E. Holding B.V.
Campari Finance Belgium S.A., finance company, Brussels	€	246,926,407	100.00		
Campari Teoranta, finance company, Dublin	€	1,000,000		100.00	DI.CI.E. Holding B.V.
Campari France S.A.S., manufacturing company, Nanterre	€	2,300,000		100.00	DI.CI.E. Holding B.V.
Campari International S.A.M., trading company, Monaco	€	100,000,000		100.00	DI.CI.E. Holding B.V.
Campari Schweiz A.G., trading company, Zug	CHF	2,000,000		100.00	DI.CI.E. Holding B.V.
Koutsikos Distilleries S.A., manufacturing company, Volos	€	2,239,405		75.00	N. Kaloyannis Bros. S.A.
DI.CI.E. Holding B.V., holding company, Amsterdam	€	15,015,000	100.00		
Lacedaemon Holding B.V., holding company, Amsterdam	€	10,465,000		100.00	Campari Schweiz A.G.
N. Kaloyannis Bros. S.A., trading company, Volos (Greece)	€	8,884,200		75.00	O-Dodeca B.V.
O-Dodeca B.V., holding company, Amsterdam	€	2,000,000		75.00	Lacedaemon Holding B.V.
Prolera LDA, services company, Funchal	€	5,000	100.00		
Société Civile du Domaine de Lamargue, manufacturing and trading company, Saint Gilles	€	4,793,184		100.00	Sella & Mosca S.p.A.
Glen Grant Whisky Company Ltd., dormant company, Stirling	GBP	2,533,500		100	DI.CI.E. Holding B.V.
Glen Grant Distillery Company Ltd., trading company, Stirling (*)	GBP	100,000		100	DI.CI.E. Holding B.V.
Glen Grant Ltd., manufacturing and trading company, Stirling	GBP	100,000		100	DI.CI.E. Holding B.V.
Old Smuggler Whisky Company Ltd., manufacturing and trading company, Stirling (*)	GBP	100,000		100	DI.CI.E. Holding B.V.
Americas					
Campari Argentina S.R.L, trading company, Buenos Aires	AR$	100,000		100.00	DI.CI.E. Holding B.V. (95%), Lacedaemon Holding B.V. (5%)

Name, activity, location	Share capital at 30 June 2006		% owned by the Parent Company		
	Currency	Amount	Direct	Indirect	Direct Shareholder
Campari do Brasil Ltda., manufacturing and trading company, Barueri	BRC	243,202,100	100.00		
Gregson's S.A., trademark holder, Montevideo	UYP	175,000		100.00	Campari do Brasil Ltda.
Redfire, Inc., holding company, Wilmington, Delaware	US$	115,450,000	100.00		
Skyy Spirits, LLC, trading company, Wilmington, Delaware (operational headquarters in San Francisco)	US$	15,348,729		89.00	Redfire, Inc.
Other					
Qingdao Sella & Mosca Winery Co. Ltd., manufacturing and trading company, Qingdao	US$	3,000,000		93.67	Sella & Mosca S.p.A.

Other holdings	Share capital at 30 June 2006		% owned by the Parent Company		Valuation
Name, activity, location	Currency	Amount	Indirect	Direct shareholder	
Fior Brands Ltd., trading company, Stirling	GBP	100	50.00	DI.CI.E. Holding B.V.	equity
International Marques V.o.f., trading company, Haarlem	€	210,000	33.33	DI.CI.E. Holding B.V.	equity
M.C.S. S.c.a.r.l., trading company, Brussels	€	464,808	33.33	DI.CI.E. Holding B.V.	equity
SUMMA S.L., trading company, Madrid	€	342,000	30.00	DI.CI.E. Holding B.V.	equity

(*): company renamed Glen Grant Distillery Company Ltd. (formerly Dunwilco 1290 Ltd.) and Old Smuggler Whisky Company Ltd. (formerly Dunwilco 1291 Ltd.) on 19 January 2006.

Currency conversion criteria and exchange rates applied to the accounts

The exchange rates used for conversion transactions are shown below.

	30 June 2006		31 December 2005		30 June 2005	
	Average rate	Final rate	Average rate	Final rate	Average rate	Final rate
US dollar	1.2289	1.2713	1.2446	1.1797	1.2852	1.2092
Swiss franc	1.5612	1.5672	1.5483	1.5551	1.5463	1.5499
Brazilian real	2.6925	2.7575	3.0403	2.7432	3.3150	2.8476
Uruguayan peso	29.5389	30.2617	30.4492	27.9648	32.0798	29.7886
Chinese renminbi	9.8700	10.1648	10.2033	9.5204	10.6412	10.0079
UK pound	0.6870	0.6921	0.6839	0.6853	0.6861	0.6742

Use of estimates

The preparation of the accounts and related notes in accordance with IFRS requires management to make estimates and assumptions that have an impact on the value of balance sheet assets and liabilities and on disclosures concerning contingent assets and liabilities at the reporting date.
The actual results could therefore differ from these estimates.

Estimates are used to identify provisions for risks in respect of receivables, obsolete inventory, depreciation and amortisation, asset write-downs, employee benefits, taxes, restructuring reserves and other provisions and allowances.

The estimates and assumptions are reviewed periodically and the impact of any change is reflected in the profit and loss account.

Goodwill is subject to annual impairment tests to verify any losses in value.

The calculations are based on the financial flows expected from the cash-generating units to which the goodwill is attributed, as inferred from the budget and multi-year plans.

3. Changes in accounting standards

The same accounting standards as last year were used in the preparation of the accounts, with the exception of the new or revised standards adopted in 2006, namely:

IAS 39 amendment relating to hedging of forecast intragroup transactions

In April 2005, the IASB issued an amendment to IAS 39 (Financial Instruments: Recognition and Measurement), which allows the foreign currency risk of a highly probable intragroup transaction to qualify as the hedged item in a cash flow hedge in consolidated financial statements, provided that the transaction is denominated in a currency other than the functional currency of the company entering into that transaction and that the foreign currency risk will affect the consolidated financial statements.

The amendment also specifies that if the hedge of a forecast intragroup transaction qualifies for hedge accounting, any gain or loss that is recognised directly in shareholders' equity, in accordance with the hedge accounting rules of IAS 39, must be reclassified in the profit and loss account in the same period in which the currency risk of the hedged transaction affects the consolidated profit or loss account.

In June 2005, the IASB issued another amendment to IAS 39 (Financial Instruments: Recognition and Measurement), which restricts the use of the option to designate any financial asset or financial liability to be measured at fair value on the profit and loss account (the "fair value option").

This amendment restricts the use of the fair value option to financial instruments that meet certain conditions:

- the fair value option designation eliminates or significantly reduces an accounting mismatch;
- a group of financial assets, financial liabilities or both is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and
- a financial instrument contains an embedded derivative that meets certain conditions.

The Group has applied these amendments to IAS 39 since 1 January 2006.
The adoption of these amendments did not have a significant effect on shareholders' equity or net profit in the first six months of the year.

IAS 39 and IFRS 4 (Financial Guarantee Contracts)

In August 2005, the IASB issued a further amendment to IAS 39 and IFRS 4 dedicated to the accounting treatment of guarantees.
Based on this amendment, the liability deriving from financial guarantee contracts must be recognised in the accounts of the guarantor as follows:

- initially at fair value;
- subsequently, at the higher of (i) the best estimate of the amount required to fulfil the obligation at the reference date, in accordance with IAS 37 (Provisions, Contingent Liabilities and Contingent Assets) and (ii) the amount initially recognised less, when appropriate, cumulative amortisation recognised in accordance with IAS 18 (Revenue).

This amendment does not apply to the Campari Group.

IAS 19 amendment

In December 2004, the IASB issued an amendment to IAS 19 (Employee Benefits), allowing the option of recognising actuarial profits or losses in full in the period in which they occur, outside the profit and loss account, but in a separate statement of recognised income and expense.

This option may be applied from 1 January 2006; however, it has not yet been applied by the Campari Group.

4. Seasonal factors

Sales of some Group products are more affected than others by seasonal factors, because of different consumption patterns or consumer habits.

In particular, soft drink consumption tends to increase during the hottest months of the year (May-September), and summer temperature variations from one year to the next may have a substantial effect on comparative sales figures.

For other products, such as sparkling wines, sales in some countries are concentrated in certain periods of the year, largely around Christmas.

While exogenous factors do not affect sales of these products, the commercial risk is higher, since the full-year sales result is determined in just two months.

In general, the Group's diversified product portfolio, which includes spirits, soft drinks and wines, and the geographical spread of its sales, help to reduce substantially any risks relating to seasonal factors.

5. Default risk: negative pledges and debt covenants

With regard to the Group's financial payables, the contracts relating to the bond issued by the Parent Company, the private placement and two committed credit lines negotiated by Redfire, Inc. include negative pledges and covenants.

In the first two cases, these contractual clauses are intended to limit the Group's options to grant significant rights to the Group's assets to third parties; in particular, the contracts establish specific restrictions on selling or pledging assets.

The covenants include the Group's obligation to respect certain financial indicators, the most significant of which relate to the ratio of net debt to particular measures of Group profitability.

If the group fails to fulfil these obligations, after an observation period in which any breach has not been rectified, it could be served with notice to repay the residual debt.

These ratios are monitored by the Group at the end of each quarter and have so far been a long way off the thresholds that would constitute non-compliance.

6. Acquisitions

Glen Grant, Old Smuggler and Braemar

The Campari Group completed the acquisition of the Glen Grant, Old Smuggler and Braemar Scotch whisky brands on 15 March 2006.

As part of the transaction, the Group acquired, in addition to the three brands, the related inventory (including finished products and stock in the ageing process) and the Glen Grant distillery in Rothes, Scotland.

The fair values on the date the assets were transferred and the liabilities assumed were:

	Book value (€ / 000)	Fair value (€ / 000)
Non-current assets		
Tangible fixed assets	4,737	4,737
Trademarks	100,452	100,452
Total non-current assets	105,190	105,190
Current assets		
Inventories	22,728	22,728
Cash and bank	2,940	2,940
Total current assets	25,668	25,668
Total assets	130,858	130,858
Shareholders' equity	130,858	130,858

At the date of this report, the last stage in the acquisition of the brands, for € 1.2 million, had yet to be completed, so this item does not appear in the table above.

The total cost of the acquisition, excluding the cash acquired and excluding the cost of the brands (not yet disbursed), was € 128,915 thousand; this figure includes the costs directly attributable to the transaction (€ 997 thousand).

The amount was paid in cash, financed by short-term bank debt.

The balance sheet items shown above have therefore been eliminated from the relative changes in the cash flow statement and shown under the item "purchase of companies or holdings in subsidiaries" in the amount of the consideration paid.

If the acquisition had been consolidated at the start of the period, the Group's revenues would have increased by around € 7.3 million, while the contribution to net profit would have been about € 0.7 million.

7. Results by business area

The segments in which the Group operates are the manufacture and sale of:

- spirits;
- wines;
- soft drinks;
- other sales.

The wines segment includes sparkling and still products, and "aromatic wines", such as vermouth.

The soft drinks segment includes all non-alcoholic drinks, including non-alcoholic aperitifs.

The other sales segment covers co-packing activities and sales of raw materials and semi-finished goods.

The two tables below show the Group's revenues and costs attributed to the individual segments for the first half of 2005 and 2006.

30 June 2006	*Spirits* (€ / 000)	*Wines* (€ / 000)	*Soft drinks* (€ / 000)	Other sales (€ / 000)	Total operations (€ / 000)
Revenues (*)					
Net sales to third parties	293,217	47,535	71,934	5,134	417,820
Income and profits					
Income by segment	94,090	4,338	15,674	1,240	115,342
Unallocated expenses					(29,443)
Operating profit					85,899
Net financial income (charges)					(5,489)
Profit (loss) of companies valued at equity	(11)	(4)	(2)	–	(16)
Tax					(22,498)
Minority interests					(2,350)
Group net profit					55,546

(*) There were no inter–segment sales.

30 June 2005	*Spirits* (€/000)	*Wines* (€/000)	*Soft drinks* (€/000)	Other sales (€/000)	Total operations (€/000)
Revenues (*)					
Net sales to third parties	243,101	45,747	71,820	3,187	363,854
Income and profits					
Income by segment	84,795	6,157	16,988	665	108,605
Unallocated expenses					(29,443)
Operating profit					83,558
Net financial income (charges)					(4,724)
Profit (loss) of companies valued at equity	(145)	(50)	(21)	–	(216)
Tax					(23,374)
Minority interests					(1,831)
Group net profit					53,413

(*) There were no inter-segment sales.

8. Net tangible fixed assets

Changes in this item are indicated in the table below.

	Land and buildings (€ / 000)	Plant and machinery (€ / 000)	Other (€ / 000)	Total (€ / 000)
Opening book value	129,772	182,753	58,695	371,220
Opening accumulated depreciation	(48,016)	(119,202)	(51,523)	(218,741)
Balance at 31 December 2005	81,756	63,551	7,172	152,479
Investments	781	3,166	4,161	8,108
Change in basis of consolidation	2,924	1,449	365	4,737
Disposals	–	–	17	17
Depreciation and amortisation	(1,999)	(4,797)	(1,385)	(8,181)
Reclassifications	1,105	2,111	(3,553)	(337)
Write-downs	–	(2)	(14)	(16)
Exchange rate differences and other changes	532	(3,832)	2,951	(349)
Balance at 30 June 2006	**85,099**	**61,644**	**9,715**	**156,457**
Closing book value	139,063	210,314	30,698	383,379
Closing accumulated depreciation	(53,958)	(148,797)	(20,863)	(226,922)

The change in the basis of consolidation item (€ 4.7 million) represents the values relating to the acquisition of Glen Grant, Old Smuggler and Braemar; in particular the distillery's land, buildings and machinery.

Investments for the period of € 8.1 million largely relate to the Parent Company's investment in the Novi Ligure plant, and to a lesser extent, to certain subsidiaries.

9. Biological assets

Changes in this item relate solely to the € 1.3 million investment in vineyard equipment and depreciation of 0.3 million.

10. Goodwill and trademarks

Changes during the year are indicated in the table below.

	Goodwill (€ / 000)	Trademarks (€ / 000)	Total (€ / 000)
Opening book value	728,219	22,391	750,610
Opening impairment	–	–	–
Balance at 31 December 2005	**728,219**	**22,391**	**750,610**
Change in basis of consolidation	–	101,128	101,128
Investments	–	4	4
Exchange rate differences and other changes	(12,766)	(0)	(12,766)
Balance at 30 June 2006	**715,453**	**123,523**	**838,976**
Closing book value	715,453	123,523	838,976
Closing impairment	–	–	–

The change in the basis of consolidation relates to the value of the Glen Grant, Old Smuggler and Braemar brands acquired during the period and related costs.

Exchange rate differences relate to goodwill, denominated in euro, deriving from the acquisition of a further stake in Skyy Spirits, LLC in 2005.

11. Other non-current assets

The reduction in non-current assets is due solely to the elimination of the asset value of the derivative on the Redfire, Inc. private placement, which was worth € 5.3 million at 31 December 2005.

The contra entry of this change is the reduction in the fair value of the corresponding liability, under the item "bonds".

12. Inventories

Inventories are shown minus the related provision for write-downs; during the period, the Group wrote down inventories of products that could no longer be sold by € 0.1 million.

From this fund, € 0.5 million was used during the period.

The increase in this item is partly due to the first-time consolidation of the warehouses that came with the acquisition of Glen Grant, Old Smuggler and Braemar (€ 22.7 million).

The remainder of the increase was due both to seasonal factors and the Group's new distribution contracts; in particular, the change in the item reflects the greater impact of the distribution of new brands (see Report on operations), as well as its naturally higher level compared with end-December.

The greater impact of the distribution of new brands was quantified at € 6.5 million.

13. Financial liabilities

Bond and private placement

The increase in interest rates and appreciation of the euro versus the US dollar led to a reduction in the fair value of the bond issued by the Parent Company and of the Redfire, Inc. private placement; in addition, the reduction in the latter liability was due to the effect of translating the item into the Group's reference currency.

As regards the derivatives contracts entered into in relation to the Parent Company's bond, in anticipation of the rise in interest rates that took place recently, at the beginning of the year the Group fixed the rate on a portion of the liability with a longer residual life.

However, with the aim of benefiting from lower short-term interest rates for a few more months, a forward-starting interest rate swap was taken out, whereby a fixed rate will be paid on part of the residual liability from July 2008.

In accordance with IAS accounting principles, for the period up to July 2008, all hedging instruments are valued using the fair value hedge method, while for the period from July 2008 until the bond matures, the cash flow hedge method is used for the portion of the liability on which a fixed rate is paid.

Payables to banks

The increase in short-term bank debt partly resulted from the funds needed to pay for the acquisition of Glen Grant, Old Smuggler and Braemar, and partly from the increase in liquid funds made available to the Group.

14. Reserve for risks and future liabilities

The sum of € 0.3 million was used from the reserve for industrial restructuring reported by the Parent Company and containing provisions made in previous years in relation to the restructuring of the Group's industrial sites.

A residual fund of € 1.9 million provisioned in previous years in respect of Group reorganisation and restructuring charges was also released.

From the agent severance fund, € 0.9 million was used, while from tax provisions and other provisions, € 0.4 million and € 0.5 million were used respectively.

The amount allocated to other provisions was € 0.5 million.

15. Cash, bank and securities

	30 June 2006 (€ / 000)	31 December 2005 (€ / 000)
Bank current accounts and cash	34,173	31,362
Term deposits and securities readily convertible to cash	325,200	213,698
Cash and cash equivalents	359,373	245,061
Other securities	1,592	2,474
Total cash, bank and securities	**360,965**	**247,535**

The increase in this item relates to the increase in short-term bank debt commented on in the Report on operations under the "Breakdown of net debt" section.

16. Dividends

The dividends approved by the shareholders' meeting (which also approved the annual report and accounts for the year ending 31 December 2005) and distributed during the period, were as follows:

	Total amount		Dividend per share	
	30 June 2006 (€ / 000)	30 June 2005 (€ / 000)	30 June 2006 (€)	30 June 2005 (€)
Dividends approved and paid during the period on ordinary shares	28,136	28,105	0.100	0.100

17. Tax

Details of current and deferred taxes included in the Group's profit and loss account are as follows:

	30 June 2006 (€ / 000)	30 June 2005 (€ / 000)
Current income tax		
– tax for the current year	(18,265)	(15,681)
– tax relating to previous years	54	
Deferred income tax		
– newly-reported and cancelled temporary differences	(4,287)	(7,693)
Income tax posted to the profit and loss account	(22,498)	(23,374)

18. Related parties

The amounts of trade and financial transactions entered into with affiliated companies and joint ventures are set out below.

	30 June 2006				First half 2006			
	Trade receivables	Trade payables	Financial receivables	Other	Sale of merchandise	Trade allowances	Financial income	Other
Fior Brands Ltd.	1,064	(301)	1,455	9	1,364	(564)	36	20
International Marques V.o.f.	911		0		1,872	(655)	0	10
M.C.S. S.c.a.r.l.	2,165	(30)	1,006	5	3,314	(1,039)	14	24
SUMMA S.L.	2,138	(626)	0		2,893	(1,806)	0	(34)
	6,279	**(957)**	**2,462**	**14**	**9,443**	**(4,065)**	**50**	**19**

	30 June 2005				First half 2005			
	Trade receivables	Trade payables	Financial receivables	Other	Sale of merchandise	Trade allowances	Financial income	Other
Fior Brands Ltd.	1,668	(76)	1,396		1,912	(455)		
International Marques V.o.f.	936		114		1,690	(485)	1	
M.C.S. S.c.a.r.l.	1,594		1,005		2,434	(736)		
SUMMA S.L.	3,137				4,323	(1,520)		
	7,335	**(76)**	**2,515**	**0**	**10,359**	**(3,196)**	**1**	**0**

No transactions with related parties, as defined in IAS 24 (Related Party Disclosures), took place during the period.

19. Hedging transactions

Hedging transactions entered into by the Group concern both the hedging of financial liabilities and forward contracts used to hedge future sales and purchases in currencies other than euro taken out by Campari International S.A.M.

The hedging of financial liabilities commented on in Note 13 generated a positive effect on the cash flow hedging reserve of € 0.9 million before theoretical tax effects.

With regard to the hedging transactions of Campari International S.A.M., the main contracts outstanding at 30 June 2006 concerned the US dollar and Swiss franc.

As regards the former, currency sales contracts cover US$ 18.9 million, of which US$ 11.5 million relates to sales not yet recorded at 30 June.

These contracts are therefore considered as cash flow hedging.

In addition, currency purchase contracts cover US$ 6.9 million, of which US$ 6.3 million relates to future purchases.

Swiss franc contracts concern the future sale of CHF 6.7 million, of which CHF 6.1 million relates to future sales in the currency recorded by the subsidiary.

The fair value of these transactions totals € 0.8 million.

20. Reconciliation of shareholders' equity and profit of Parent Company Davide Campari-Milano S.p.A.

The table below shows a reconciliation of profit for the period and shareholders' equity for the Group and Parent company.

	30 June 2006	
	Shareholders' equity	Profit for the period
Parent company accounts	**456,937**	**36,438**
Difference between book value of consolidated subsidiaries and corresponding shareholders' equity	288,124	160,906
Elimination of dividends distributed by consolidated companies		–43,856
Elimination of intragroup profit net of tax effect	–12,774	–100,214
Alignment of accounting policies	–9,389	2,272
Consolidated accounts	**722,897**	**55,546**

21. Commitments and risks

Following a tax inspection of one of the Group's Italian subsidiaries, certain charges deducted by the company in previous years were contested.

An appeal is being considered but if this is unsuccessful, the maximum amount the company will be required to pay in additional tax is around € 0.5 million.

At the date this report was approved, the Group's tax advisers considered this a possible, but not probable, risk.

As a result, no provisions for this eventuality were made during the period.

22. Events taking place after the end of the period

Stock options

On 1 July 2006, the stock options granted to employees and directors of the Group in July 2001 were exercised.

In total, 5,693,440 options were exercised, at the unit price of € 3.10.

The Parent Company used a proportion of own shares held for this purpose.

After the transaction, the number of own shares held by the Parent Company was 3,350,547.

On 3 July 2006, more options were assigned under a new plan, which may be exercised in certain monthly windows between July 2011 and July 2013.

The number of options granted for the purchase of further shares was 5,365,020, with the average allocation price at € 7.67, equivalent to the weighted average market price in the month preceding the day on which the options were granted.

Introduction (application of IFRS)

The accounting statements for the period ending 30 June 2006 for the Parent Company Davide Campari-Milano S.p.A. reported in the following pages have been prepared in accordance with Consob regulation 11971/1999.

The accounting standards used to prepare these statements are the same as those that will be used to prepare the annual accounts for the year ending 31 December 2006.

Pursuant to the provisions of Regulation (EC) 1606/2006 dated 19 July 2002, starting with reporting year 2005, companies with securities authorised for trading on regulated markets of member states of the European Union must prepare annual accounts in accordance with the international accounting standards (IFRS) ratified by the European Commission.

In accordance with this regulation, Davide Campari-Milano S.p.A. adopted the international accounting standards (IFRS) from 1 January 2006.

As a result, the figures in the half-year report for 2006, as well as the profit and loss account and balance sheet figures provided for comparison, were prepared by applying the valuation and measurement criteria set by IFRS and adopted by the European Commission.

The relevant explanatory notes are not provided, as they are not considered necessary for the purposes of providing accurate information to the public.

The Appendix describes the impact of the transition to IFRS and provides the reconciliations required by IFRS 1 (First-time Adoption of International Financial Reporting Standards) accompanied by the relevant explanatory notes.

The balances shown in the reconciliation statements for 1 January and 31 December 2005 were subject to a complete audit.

Accounting statements for Davide Campari-Milano S.p.A. at 30 June 2006

Profit and loss account

2005	(€ / 000)	First half 2006	First half 2005
243,746	**Net sales**	**113,938**	**111,146**
(182,403)	Cost of goods sold	(85,331)	(80,213
61,343	**Gross profit**	**28,607**	**30,933**
(7,863)	Advertising and promotional costs	(3,831)	(3,214)
(4,763)	Sales and distribution costs	(3,409)	(2,095
48,717	**Trading profit**	**21,367**	**25,624**
(24,556)	General and administrative expenses and other operating costs	(11,042)	(9,597)
1,099	Other one-offs	2	–
25,260	**Operating income**	**10,327**	**16,027**
28,307	Dividends from subsidiaries	35,389	26,307
(10,373)	Net financial income (charges)	(6,590)	(5,389)
43,194	**Profit before tax**	**39,126**	**36,945**
(2,635)	Tax	(2,688)	(4,051)
40,559	**Net profit**	**36,438**	**32,894**

Balance sheet

(€ / 000)	30 June 2006	31 December 2005
ASSETS		
Non-current assets		
Net tangible fixed assets	89,459	89,827
Investment property	3,964	3,964
Goodwill and trademarks	171,621	171,621
Intangible assets with a finite life	1,465	1,392
Investments in affiliated companies	727,786	597,753
Deferred tax assets	4,753	5,199
Other non-current assets	3,094	3,034
Total non-current assets	**1,002,142**	**872,790**
Current assets		
Inventories	52,033	44,684
Trade receivables	30,280	41,620
Short-term financial receivables	69,925	53,544
Cash, bank and securities	105,682	101,984
Other receivables	28,616	20,773
Total current assets	**286,536**	**262,605**
Non-current assets held for sale	38	38
Total assets	**1,288,716**	**1,135,433**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Shareholders' equity		
Share capital	29,040	29,040
Reserves	427,897	418,254
Total shareholders' equity	**456,937**	**447,294**
Non-current liabilities		
Bonds	207,706	231,406
Other non-current liabilities	69,927	48,945
Staff severance fund	7,058	6,814
Reserve for risks and future liabilities	2,495	2,905
Deferred tax liabilities	8,709	8,011
Other non-current liabilities	–	216
Total non-current liabilities	**295,895**	**298,297**
Current liabilities		
Payables to banks	215,057	71,505
Other financial payables	247,226	248,841
Trade payables	51,405	52,900
Payables to tax authorities	4,727	5,918
Other current liabilities	17,469	10,678
Total current liabilities	**535,884**	**389,842**
Total liabilities and shareholders' equity	**1,288,716**	**1,135,433**

Cash flow statement

(€ / 000)	First half 2006	First half 2005
Profit before tax	39,126	36,945
Amortisation of intangible fixed assets	330	224
Depreciation of tangible fixed assets	4,794	4,784
Provisions:		
– staff severance fund	726	744
– stock write-down reserve	181	725
Stock option costs	526	418
Net capital losses (gains) from disposals of tangible fixed assets	(3)	(141)
Dividends not paid	(5,200)	–
Net charges (income) in respect of derivative instruments	(311)	(15)
Other non-cash items (net)	(310)	(281)
Cash flow from operating activities for the period	**39,859**	**43,403**
of which:		
– corporate income tax paid	–	–
– interest paid	*5,991*	*4,140*
– dividends paid	*30,189*	*26,307*
Payments from staff severance fund	(517)	(636)
Change in reserve for risks and liabilities	(410)	(1,274)
Change in operating assets and liabilities		
Change in trade receivables	11,340	7,369
Change in inventories	(7,530)	(16,539)
Change in other receivables from subsidiaries	1,225	5,228
Change in receivables and payables to/from tax authorities	(5,176)	(1,804)
Change in other receivables	(1,076)	(501)
Change in trade payables	(1,495)	18,908
Change in other payables	7,116	(2,604)
	4,404	10,057
Cash flow from operating activities	**43,336**	**51,550**
Investment in intangible fixed assets	(403)	(1,767)
Investment in tangible fixed assets	(4,436)	(3,043)
Income from sale of fixed assets	13	1,425
Purchase of a 99.99% stake in Campari Finance Belgium S.a.r.l.	(130,033)	–
Purchase of own shares	–	(1,095)
Income from sale of own shares	–	609
Cash flow from investing activities	**(134,859)**	**(3,871)**
Increase (decrease) in short-term bank loans	143,552	8,071
Decrease (increase) in financial receivables from subsidiaries	(17,283)	(37,827)
Increase (decrease) in financial payables to subsidiaries	(1,297)	48,047
Payment of lease instalments	(1,477)	(1,439)
Payments relating to medium- and long-term debt	(138)	–
Dividend payout	(28,136)	(28,105)
Cash flow from financing activities	**95,221**	**(11,253)**
Net cash flow for the period	**3,698**	**36,426**
Cash and equivalents at the start of the period	**101,984**	**55,738**
Net cash flow for the period	**3,698**	**36,426**
Cash and equivalents at the end of the period	**105,682**	**92,164**

Statement of changes in shareholders' equity

(€ /000)	Share capital	Legal reserve	Extraordinary reserve	Reserve for VAT deductions (Law 64/86 and Law 67/88)	Equity investment transfer reserve (Leg. Decree 544/92)	Reserve for own shares	Own shares	Stock option reserve	Fair value reserve	Retained earnings	Shareholders' equity
Balance at 31 December 2004	**29,040**	**5,808**	**243,222**	**1,043**	**3,041**	**29,780**	**-**	**419**	**-**	**152,789**	**465,142**
Application of IAS 32 and IAS 39:											
Financial instruments stated at fair value	-	-	-	-	-	-	-	-	-	(2,022)	(2,022)
Own shares	-	-	-	-	-	(29,780)	(29,780)	-	-	29,780	(29,780)
Balance at 1 January 2005	**29,040**	**5,808**	**243,222**	**1,043**	**3,041**	**-**	**(29,780)**	**419**	**-**	**180,547**	**433,340**
Dividend payout	-	-	-	-	-	-	-	-	-	(28,105)	(28,105)
Purchase of own shares	-	-	-	-	-	-	(1,095)	-	-	-	(1,095)
Use of own shares	-	-	-	-	-	-	610	-	-	-	610
Stock option	-	-	-	-	-	-	-	418	-	-	418
Profit from first half 2005	-	-	-	-	-	-	-	-	-	32,894	32,894
Balance at 30 June 2005	**29,040**	**5,808**	**243,222**	**1,043**	**3,041**	**-**	**(30,265)**	**837**	**-**	**185,336**	**438,062**

(€ /000)	Share capital	Legal reserve	Extraordinary reserve	Reserve for VAT deductions (Law 64/86 and Law 67/88)	Equity investment transfer reserve (Leg. Decree 544/92)	Reserve for own shares	Own shares	Stock option reserve	Fair value reserve	Retained earnings	Shareholders' equity
Balance at 1 January 2006	**29,040**	**5,808**	**243,222**	**1,043**	**3,041**	**-**	**(29,289)**	**1,428**	**-**	**193,001**	**447,294**
Dividend payout	-	-	-	-	-	-	-	-	-	(28,136)	(28,136)
Stock option	-	-	-	-	-	-	-	526	-	-	526
Cash flow hedging	-	-	-	-	-	-	-	-	815	-	815
Profit from first half 2006	-	-	-	-	-	-	-	-	-	36, 438	36, 438
Balance at 30 June 2006	**29, 040**	**5, 808**	**243, 222**	**1, 043**	**3, 041**	**-**	**(29, 289)**	**1, 954**	**815**	**201, 303**	**456, 937**

APPENDIX - TRANSITION TO IFRS INTERNATIONAL ACCOUNTING STANDARDS BY DAVIDE CAMPARI-MILANO S.P.A.

In accordance with the provisions of Regulation (EC) 1606 dated 19 July 2002, from 1 January 2005 the Campari Group adopted the international accounting standards (IFRS) issued by the International Accounting Standards Board (IASB) and approved by the European Commission, for the preparation of its consolidated accounts.

In compliance with the Italian legislation implementing this Regulation, the first annual accounts for Davide Campari-Milano S.p.A. to be prepared using these principles will be those for 2006.

The Parent Company has therefore presented the figures for the first half of 2006, and comparative figures for the same period in 2005, under IFRS principles.

This Appendix provides:

- a description of the accounting standards adopted by the Parent Company Davide Campari-Milano S.p.A. from 1 January 2006;
- the reconciliations of net profit and shareholders' equity according to Italian accounting standards, and net profit and shareholders' equity resulting from the application of IFRS relating to the periods presented for comparative purposes, as required by IFRS 1 (First-time adoption of international financial reporting standards), as well as the related explanatory notes.

The accounting statements for 2005 presented here will be included in the annual accounts for the year ending 31 December 2006 for comparative purposes: these figures may be subject to change as required if any of the international accounting standards are revised or amended in 2006.

Note that new interpretations of the IFRS may be issued before publication of the consolidated accounts for Davide Campari-Milano S.p.A. to 31 December 2006, the effects of which may be backdated. In this instance, it could affect the balance sheet and profit and loss account for 2005 reclassified in accordance with the IFRS principles presented in these statements.

This Appendix has been prepared solely for the purposes of the transition to IFRS and the preparation of Davide Campari-Milano S.p.A.'s first full annual accounts according to these standards.

Therefore, the report does not include all statements, comparative information and related explanatory notes that would be necessary to provide a complete representation of the Company's balance sheet and profit and loss account in accordance with IFRS.

ACCOUNTING STANDARDS ADOPTED BY DAVIDE CAMPARI-MILANO S.P.A. FROM 1 JANUARY 2006

Intangible assets

Intangible assets include all assets without any physical form that are identifiable, controlled by the company and capable of producing future financial benefits, as well as goodwill when purchased for consideration.

Intangible assets acquired or produced internally are posted to assets, in accordance with IAS 38 (Intangible Assets), when it is likely that the use of the assets will generate future financial benefits, and when the cost can be reliably determined.

These assets are reported at purchase or internal production cost including all allocable ancillary costs.

Intangible assets with a finite life

Intangible assets with a finite life are amortised on a straight-line basis in relation to their remaining useful life, taking into account losses due to a reduction in accumulated value.

The costs of development projects and studies are recorded in the profit and loss account in full in the year in which they are incurred.

Advertising costs are recorded in full in the year in which they are incurred; according to the matching principle, if these costs relate to two financial years they are allocated based on the duration of the advertising campaign.

Costs relating to industrial patents, concessions, licences and other intangible assets are listed on the assets side of the balance sheet only if they are able to produce future financial benefits to the Company. These costs are amortised according to the period of use, if this can be defined, or according to contract duration.

Software licences represent the cost of purchasing licences and, if incurred, external consultancy fees or internal personnel costs necessary for training.

These costs are booked in the year in which the internal or external costs are incurred for training personnel in their use and other related costs. Costs recorded under intangible fixed assets are amortised over their useful life.

These intangible fixed assets are generally amortised over three years.

Intangible assets with an indefinite life

Goodwill and trademarks, which result from acquisitions and qualify as intangible assets with an indefinite life, are not amortised.

The possibility of recovering their reported value is ascertained at least annually, and in any case, when events occur leading to the assumption of a reduction in value using the criteria indicated in the paragraph entitled "Impairment."

For goodwill, a test is performed on the smallest aggregate to which the goodwill relates.

On the basis of this, management directly or indirectly assesses the return on investment including goodwill.

Write-downs of goodwill are not subject to adjustments in value.

Tangible fixed assets

Cost

Property, plant and equipment are recorded at acquisition or production cost, gross of capital grants (if received) and directly charged expenses.

Any costs incurred after purchase are capitalised provided that they increase the future financial benefits generated by using the asset.

All other costs are posted to the profit and loss account when incurred.

The replacement costs of identifiable components of complex assets are allocated to assets on the balance sheet and depreciated over their useful life.

The residual value recorded for the component being replaced is allocated to the profit and loss account; other costs are charged to the profit and loss account when the expense is incurred.

If there are current obligations for dismantling or removing assets and cleaning up the related sites, the assets' reported value must include the estimated (discounted) costs to be incurred when the structures are abandoned, which are reported as a contra entry to a specific reserve.

The impact of revising the estimate of these costs is indicated in the "Reserve for risks and future liabilities" section.

Ordinary maintenance and repair expenses are charged to the profit and loss account in the period in which they are incurred.

Improvements to third-party assets are classified under tangible assets, in keeping with the nature of the cost incurred.

The depreciation period corresponds to the shorter of the remaining useful life of the tangible asset and the remaining term of the lease contract.

Assets held under finance lease contracts, which essentially assign to the Company all the risks and benefits tied to ownership, are recognised as Company assets at their current value, or the present value of the minimum lease payments, whichever is lower.

The corresponding liability to the lessor is reported in the accounts under financial payables.

These assets are depreciated using the policies and rates indicated below.

Leasing arrangements in which the lessor, in essence, retains all the risks and benefits tied to the ownership of the assets, are classified as operating leases, and the related costs are reported in the profit and loss account over the term of the contract.

Depreciation and amortisation

The depreciation period runs from the time the asset is available and ready for use, and the depreciation charge is allocated directly to the asset.

Depreciation ceases on the date when the asset is classified as held for sale, in accordance with IFRS 5, or on the date on which the asset is eliminated for accounting purposes, whichever occurs first.

Depreciation is applied using the straight-line method, based on each asset's estimated useful life as established in accordance with the company's plans for use of such assets, taking into account wear and tear and superseding of technology, and the likely estimated realisable value net of disposal costs.

When the tangible asset consists of several significant components with different useful lives, depreciation is applied to each component individually.

The amount to be depreciated is represented by the reported value less the estimated net market value at the end of its useful life, if this value is significant and can be reasonably determined.

Land, even if acquired in conjunction with a building, is not depreciated, and nor are available-for-sale tangible assets, which are reported at the lower of their recorded value and fair value less disposal costs.

Rates are as follows:

Property	
Buildings	3%
Temporary buildings	10%
Plant and machinery:	
Plant and machinery	10%
Vats	10%
Industrial and commercial equipment:	
Miscellaneous equipment	20%
Commercial equipment	20%
Other tangible fixed assets:	
Furniture	12%
Office equipment	12%
Electronic equipment	20%
Miscellaneous minor equipment	20%
Motor vehicles	20%
Cars	25%

Capital grants

Capital grants are recorded when there is a reasonable certainty that all requirements necessary for access to such grants have been met and that the grant will be disbursed.

This generally occurs at the time the decree acknowledging the benefit is issued.

Capital grants relating to tangible assets are reported as deferred revenues and credited to the profit and loss account over the period corresponding to the useful life of the asset concerned.

Impairment

The Company ascertains, at least annually, whether there are indications of a potential loss in value of intangible and tangible assets.

If the Company finds that such indications exist, it estimates the recoverable value of the relevant asset.

In addition, intangible assets with an indefinite useful life, or that are not available and ready for use, are subject to a test for a reduction in value each year, or more frequently if there is an indication that the asset may have been subject to a loss in value.

The ability to recover the assets is ascertained by comparing the reported value to the related recoverable value, which is represented by the greater of the fair value less disposal costs and the usage value.

In the absence of a binding sale agreement, the fair value is estimated on the basis of recent transaction values in an active market, or based on the best information available to determine the amount that could be obtained from selling the asset.

The usage value is determined by discounting expected cash flows resulting from the use of the asset, and if significant and reasonably determinable, the cash flows resulting from its sale at the end of its useful life.

Cash flows are determined on the basis of reasonable, documentable assumptions representing the best estimate of the future economic conditions that will occur during the remaining useful life of the asset, with greater weight given to outside information.

The discounting is done using a rate that takes into account the implicit risk of the business segment.

When it is not possible to determine the recoverable value of an individual asset, the Company estimates the recoverable value of the unit that incorporates the asset and generates cash flows.

A loss of value is reported if the recoverable value of an asset is lower than its book value.

This loss is posted to the profit and loss account unless the asset was previously written up through a shareholders' equity reserve.

In this case, the reduction in value is first allocated to the revaluation reserve.

If, in a future period, a loss on assets, other than goodwill, does not materialise or is reduced, the book value of the asset or unit generating cash flows is increased up to the new estimate of recoverable value, and may not exceed the value that would have been determined if no loss from a reduction in value had been reported.

The recovery of a loss of value is posted to the profit and loss account, unless the asset was previously reported at its revalued amount.

In this case, the recovery in value is first allocated to the revaluation reserve.

Investment property

Property and buildings held to generate lease income ("investment property") are valued at cost less accumulated depreciation and losses due to a reduction in value.

The depreciation rate for buildings is 3%, while land is not depreciated.

Equity investments

Investments in subsidiaries are recorded at cost and adjusted for any loss in value.

The positive difference arising at the time of the acquisition between the purchase cost and the current value of the Company's stake is included in the book value of the holding; any write-downs of this positive difference are not reinstated in subsequent periods, even if the reasons for the write-down no longer apply.

If the Company's portion of the subsidiary's losses exceeds the book value of the holding, the book value is eliminated and the portion of any further losses is posted to liabilities as a specific reserve to the extent to which the parent company is required to fulfil legal or implicit obligations with respect to the subsidiary or in any event to cover its losses.

Investments in joint ventures and affiliated companies are valued using the equity method.

Investments in other companies that are not held for trading (available for sale) are recorded at fair value, if determinable, and this value is allocated to shareholders' equity up to the date of sale or the identification of a loss in value, at which time the effects previously booked to shareholders' equity are recorded in the profit and loss account for the period.

When the fair value cannot be reliably determined, investments are valued at cost, adjusted for any loss in value.

Dividends received are recognised in the profit and loss account when the right to receive payment is established, only if they arise from the distribution of profits subsequent to the acquisition of the subsidiary.
If, however, the dividends relate to the distribution of the subsidiary's reserves preceding the acquisition, these dividends are recorded as a reduction in the cost of the investment.

Financial instruments

Financial assets and liabilities are booked in accordance with IAS 39 (Financial Instruments - Recognition and Measurement).

Receivables and financial assets to be held to maturity are reported at cost, represented by the fair value of the initial consideration given in exchange plus transaction costs (e.g. commissions, consulting fees, etc).

The initial reported value is then adjusted to take into account repayments of principal, any write-downs and the amortisation of the difference between the repayment amount and the initial reported value. Amortisation is applied on the basis of the effective internal interest rate represented by the rate which, at the time of the initial reporting, would make the present value of expected cash flows equal to the initial reported value (known as the amortised cost method).

Current financial assets and securities to be held until maturity are reported on the basis of the trading date, and, at the time they are first reported in the accounts, they are valued at purchase cost including ancillary transaction costs.

After the first reporting, the financial instruments available for sale and those held for trading are valued at their current value.

If the market price is not available, the current value of financial instruments available for sale is measured using the most appropriate valuation methods, such as the analysis of discounted cash flows performed using market information available on the reporting date.
In the absence of reliable information, they are held at cost.

Profits and losses on financial assets available for sale are recorded directly in shareholders' equity up to the time the financial asset is sold or written down.
At that time the accumulated profits and losses, including those previously posted to shareholders' equity, are included in the profit and loss account for the period.

Loans and receivables that the Company is not holding for trading purposes (loans and receivables originating from typical business operations), held-to-maturity securities and all financial assets for which prices in an active market are not available, and whose fair value cannot be determined reliably, are measured, if they have a pre-set maturity, at amortised cost using the effective interest method.

Where financial assets do not have a pre-set maturity, they are valued at purchase cost.

Receivables due after one year, non-interest-bearing receivables or receivables that accrue below-market interest are discounted using market rates.

Valuations are performed regularly in order to verify whether there is objective evidence that a financial asset or group of assets has declined in value.
If such objective evidence exists, the loss in value must be recorded as a cost in the profit and loss account for the period.

Financial liabilities are reported at amortised cost using the effective interest method.

Financial liabilities hedged by derivatives are reported at their current value in accordance with hedge accounting procedures that are applicable to fair value hedges: profits and losses resulting from subsequent valuations at the current value, which are due to interest rate changes, are recorded in the profit and loss account and offset by the effective portion of the loss or profit resulting from subsequent valuations of the hedged instrument at the current value.

Financial derivatives

Financial derivatives are used solely for hedging purposes to reduce exchange and interest rate risk.

In accordance with IAS 39, financial derivatives may be recorded using hedge accounting procedures only if, at the beginning of the hedge, a formal designation has been made and the documentation for the hedge relationship exists, and if it is assumed that the hedge is highly effective; it must be possible for this effectiveness to be reliably measured, and the hedge must prove highly effective during the accounting periods for which it is designated.

All financial derivatives are measured at their current value pursuant to IAS 39.

Where financial instruments meet the requirements for being reported using hedge accounting procedures, the following accounting treatment is applied:

- *Fair value hedge* - if a financial derivative is designated to hedge exposure to changes in the current value of an asset or liability attributable to a particular risk that could have an impact on the profit and loss account, the profits or losses resulting from the subsequent valuations of the current value of the hedging instrument are reported in the profit and loss account.
The gain or loss on the hedged entry, which is attributable to the hedged risk, changes the book value of this entry and is recorded in the profit and loss account.

- *Cash flow hedge* - if a financial instrument is designated as a hedge of exposure to the cash flow fluctuations of an asset or liability reported in the accounts, or of a highly likely expected transaction that could have an impact on the profit and loss account, the effective portion of the profits or losses on the financial instrument is reported under shareholders' equity.

Accumulated profits or losses are removed from shareholders' equity and recorded in the profit and loss account in the same period in which the transaction being hedged is reported.

The profit or loss associated with a hedge, or the portion of the hedge that has become ineffective, is posted to the profit and loss account when the ineffectiveness is reported.

If a hedge instrument or hedge relationship is closed out, but the transaction being hedged has not been carried out, the accumulated profits and losses, which, until that moment had been posted to shareholders' equity, are reported in the profit and loss account at the time the related transaction is carried out.

If the transaction being hedged is no longer considered likely to take place, the pending unrealised profits or losses in shareholders' equity are recorded in the profit and loss account.

If hedge accounting cannot be applied, the profits or losses resulting from the valuation of the financial derivative at its current value are posted to the profit and loss account.

Own shares

Own shares are reported as a reduction in respect of shareholders' equity.

The original cost of the own shares and the economic effects of any subsequent sales are reported as movements in shareholders' equity.

Inventories

Inventories of raw materials, semi-finished and finished products are valued at the lower of purchase or manufacturing cost, determined using the weighted average method, and market value.

Work in progress is recorded at the purchase cost of the raw materials used including the actual manufacturing costs incurred at the point of manufacturing reached.

Inventories of raw materials and semi-finished products no longer useable in the production cycle and inventories of unsaleable finished products are fully written down.

Low-value replacement parts and maintenance equipment not used in connection with one single asset item are reported as inventories and recorded in the profit and loss account when used.

Non-current assets held for sale

Non-current assets classified as held for sale include non-current assets (or disposal groups) whose book value will be recovered primarily from their sale rather than their ongoing use, and whose sale is highly probable in the short term.

Non-current assets classified as held for sale are valued at the lower of their net book value and current value, less sale costs.

Employee benefits

Post-employment benefit plans

The staff severance fund is considered a post-employment defined benefit plan, and is reported in accordance with the provisions for other defined benefit plans.

The Company's obligation and annual cost reported in the profit and loss account are determined by independent actuaries using the projected unit credit method.

The net accumulated value of actuarial profits and losses is reported in the profit and loss account.

The costs associated with an increase in the current value of the obligation, resulting from the approach of the time when benefits will be paid, are included under financial charges.

The liability related to benefits to be paid upon termination of employment, which is reported on the balance sheet, represents the present value of the defined benefit obligation adjusted for actuarial gains and losses and costs related to past work that were not reported previously.

Compensation plans in the form of stock options

The Company pays additional benefits in the form of stock option plans to employees, directors and individuals who regularly do work for the Company.

Pursuant to IFRS 2 (Share-Based Payment), the total current value of the stock options on the allocation date is to be reported in the profit and loss account as a cost.

Changes in the current value following the allocation date have no effect on the initial valuation.

The fair value of stock options is represented by the value of the option determined by applying the Black-Scholes model, which takes into account the conditions for exercising the option, as well as the current share value, expected volatility and the risk-free rate.

The stock options are recorded at fair value with a contra entry under "stock option reserve".

The Company applied the transitional provisions of IFRS 2, and therefore applied the principle to allocations of stock options approved after 7 November 2002 that had not accrued on the effective date of IFRS 2 (1 January 2005).

Reserve for risks and future liabilities

The reserve for risks and future liabilities concerns specific costs and charges, the existence of which is certain or likely, and the amount and occurrence of which could not be determined on the reporting date.

Provisions are reported when:

- the existence of a current legal or implicit obligation, resulting from a past event, is likely;
- it is likely that the fulfilment of the obligation will require some form of payment;
- the amount of the obligation can be reliably estimated.

Provisions are reported at a value representing the best estimate of the amount the company would reasonably pay to discharge the obligation or transfer it to third parties on the reporting date for the period.

Where the financial impact of time is significant, and the payment dates of the obligations can be reliably estimated, the provision is discounted. The increase in the related reserve over time is allocated to the profit and loss account under "financial income (charges)."

If the liability relates to tangible assets and can be reasonably predicted, or if there is a site restoration obligation, the reserve is reported as a contra item in respect of the related asset.

Reserves are periodically updated to reflect changes in cost estimates, collection periods and discount rates. Estimate revisions made in respect of reserves are allocated to the same item in the profit and loss account where the provision was previously reported, or, where the liability relates to tangible assets (e.g. dismantling and restoration), these revisions are reported as a contra entry to the related asset.

Restructuring reserves

The Company reports restructuring reserves only if there is an implicit restructuring obligation and a detailed formal restructuring programme that has led to the reasonable expectation of the third parties concerned that

the Company will carry out the restructuring, either because it has already started the process or because it has already communicated the main aspects of the restructuring to the third parties concerned.

Recording of revenues, income and charges in the profit and loss account

Revenues are reported to the extent to which it is likely that the financial benefits will accrue to the Company and in respect of the amount that can be determined reliably.

Revenues are reported net of current and deferred discounts, allowances, excise duties, returns and trade allowances.

In particular:

- sales revenues are recorded when the risks and benefits associated with owning the items are transferred to the buyer, and the revenue amount can be reliably determined;
- service revenues are reported when services are rendered; allocations of revenues related to partially performed services are reported on the basis of the percentage of the transaction completed on the reporting date, when the revenue amount can be reliably estimated;
- financial income and charges are booked in the period to which they relate;
- capital grants are credited to the profit and loss account in proportion to the useful life of the assets to which they relate;
- dividends are entered on the date that the shareholders' meeting adopts the resolution; dividends received from affiliated companies are deducted from the value of the shareholding.

Costs are recognised in the profit and loss account when they relate to goods and services sold or consumed during the period, as a result of systematic apportionment or when the future utility of such goods and services cannot be determined.

Personnel and service costs include stock options (in keeping with their largely remunerative nature) that were allocated to employees, directors and individuals who regularly do work for the Company starting in 2004.
The cost is determined in relation to the fair value of the option assigned. The portion applicable to the period is determined proportionally over the period to which the incentive applies (known as the vesting period).

Costs incurred in studying alternative products or processes, or, in any event, in conducting technological research and development are considered current costs and allocated to the profit and loss account in the period when they are incurred.

Tax

Current income taxes are calculated on the basis of an estimate of taxable income, and the related payable is recorded under "payables to tax authorities".

Payables and receivables in respect of current taxes are recorded in the amount expected to be paid to/received from tax authorities by applying tax rates and regulations in force or effectively approved on the reporting date for the period.

Other non-income taxes, such as property and capital taxes, are included in operating expenses.

Deferred tax assets and liabilities are calculated on temporary differences between asset and liability values recorded in the accounts and the corresponding values recognised for tax purposes.

Deferred tax assets are reported when their recovery is likely.

Deferred tax assets and liabilities are determined on the basis of tax rates that are expected to apply in those periods when the temporary differences are generated or eliminated.

Current and deferred tax assets and liabilities are offset when a legal right of set-off exists, provided that realisation of the asset and settlement of the liability take place simultaneously.

Deferred tax assets and liabilities are classified under non-current assets and liabilities.

The balance of any set-off, if positive, is reported under "deferred tax income," or if negative, under "deferred tax expense."

If the results of transactions are posted directly to shareholders' equity, then current taxes, and deferred tax assets and liabilities are also allocated to shareholders' equity.

Transactions in foreign currencies (not hedged with derivatives)

Revenues and costs related to foreign currency transactions are reported at the exchange rate in effect on the date the transaction is completed.

Monetary assets and liabilities in foreign currencies are converted to euro at the exchange rate in effect on the reporting date with any related impact posted to the profit and loss account.

Use of estimates

The preparation of the accounts and related notes in accordance with IFRS requires management to make estimates and assumptions that have an impact on the value of assets and liabilities in the accounts and on disclosures concerning potential assets and liabilities at the reporting date.

The actual results could therefore differ from these estimates.

Estimates are used to identify provisions for risks in respect of receivables, obsolete inventory, depreciation and amortisation, asset write-downs, employee benefits, taxes, restructuring reserves and other provisions.

The estimates and assumptions are reviewed periodically and the impact of any change is reflected in the profit and loss account.

Goodwill is subject to annual impairment tests to verify any losses in value.
The calculations are based on the financial flows expected from the cash-generating units to which the goodwill is attributed, as inferred from the budget and multi-year plans.

FIRST-TIME APPLICATION OF INTERNATIONAL ACCOUNTING STANDARDS (IFRS1)

The opening consolidated balance sheet was prepared at the date of transition to IFRS (1 January 2005) according to the following criteria:

- all assets and liabilities whose recognition is required by IFRS were recorded;
- all assets and liabilities whose derecognition is required by IFRS were eliminated;
- the relevant reclassifications and/or measurements were carried out to ensure that items are shown correctly in accordance with IFRS;
- IFRS have been applied in the valuation of all assets and liabilities recorded, with the exception of those set out below;
- the effect of adjusting the opening asset and liability balances to the new international accounting standards was recognised directly in the opening shareholders' equity figure (at 1 January 2005), taking into account the related tax effect.

Davide Campari-Milano S.p.A. applied the accounting policies set out above retrospectively, except where exemptions granted by IFRS 1 have been applied, as described below.

Moreover, as Davide Campari-Milano S.p.A. adopted international accounting standards for its full-year accounts subsequent to the adoption of these standards for the Campari Group's consolidated accounts (transition date: 1 January 2004), the assets and liabilities were valued under IFRS at the same amounts in both accounts (for the year and consolidated), except for those items subject to consolidation adjustments.

The accounting options adopted by the Company in the first-time application of the international accounting standards are as follows:

- **valuation of assets and liabilities**: the Company opted to value its assets and liabilities at the date of transition (1 January 2005) at the same values as those used to prepare the balance sheet for the Group's consolidated accounts for the year ending 31 December 2004.
- **business combinations**: the Company chose not to apply IFRS 3 (Business Combinations) retrospectively to the transactions that took place before the date of transition to IFRS; goodwill and trademark amortisation have therefore not been calculated since 1 January 2004 (the date of application of IFRS for the Group);
- **fair value or revaluation as deemed cost**: the Company opted to maintain the historical cost as an alternative to fair value or revalued cost at the date of transition, maintaining the revaluations carried out before 1 January 2004. At the date of revaluation, the valuation was comparable to the fair value;
- **employee benefits**: the Company decided to recognise all cumulative actuarial gains and losses as of 1 January 2004, resulting from the valuations of employee benefits as defined benefit plans;
- **financial instruments**: the Company opted to apply IAS 39 (Financial instruments: Recognition and Measurement) and IAS 32 (Financial Instruments: Disclosure and Presentation) from 1 January 2005;
- **share-based payments**: in the case of equity-settled transactions, the Company applied IFRS 2 (Share-based Payments) to the allocation of stock options issued after 7 November 2002, which had not matured when IFRS 2 came into force (1 January 2005);

With reference to the new accounting formats, in keeping with those used in the Campari Group's consolidated accounts, the Parent Company adopted the following methods of classification:

- assets and liabilities are classified as "current/non-current" on the balance sheet;
- costs are classified according to function on the profit and loss account;
- cash flow is determined by the "indirect method" on the cashflow statement.

Lastly, for a greater understanding of the impact of the transition to IFRS on the Parent Company's balance sheet, note that, with reference to a number of significant items:

- mergers were not considered "business combinations" as they did not involve the acquisition of control, but were only necessary as part of the Group's rationalisation of its organisational structure;
- goodwill recorded in the accounts at the date of transition also includes the effects of previous mergers that were accounted for under Italian accounting standards.

  As these were transactions with companies already controlled by the Company, they were not considered "business combinations".

  In light of current interpretations of the accounting treatment to be applied to such transactions in the Parent Company's separate balance sheet prepared under IFRS, and pending future clarification on this aspect, it was considered appropriate to opt to maintain the values used in the full-year accounts that were prepared under Italian accounting standards.

RECONCILIATIONS REQUIRED BY IFRS 1

In order to illustrate the transition to IFRS, in application of the provisions set out in IFRS 1, the tables below show the:

- effects of the transition to IFRS on the balance sheet at 1 January 2005;
- effects of the transition to IFRS on the balance sheet at 31 December 2005;
- reconciliation of shareholders' equity at 1 January, 30 June and 31 December 2005;
- effects of the transition to IFRS on the profit and loss account for the first half of 2005;
- effects of the transition to IFRS on the profit and loss account for the full year 2005;
- reconciliation of the net profit for the first half and full year 2005;
- explanatory notes;
- significant adjustments to the full year 2005 cashflow statement following the transition to IFRS.

Effects of the transition to IFRS on the balance sheet at 1 January 2005

(€ /000)	Italian accounting standards (*)	Effects of the transition to IFRS Reclassification	Note	Adjustments	Note	IFRS
ASSETS						
Non-current assets						
Net tangible fixed assets	71,936	(3,073)	i, ii	26,717	C, E	95,580
Investment property	–	3,966	i	–		3,966
Goodwill and trademarks	162,535	–		9,086	B	171,621
Intangible assets with a finite life	3,927	(2,561)	ii, iii	(489)	A	877
Investments in affiliated companies	584,753	–		–		584,753
Own shares	29,780	–		(29,780)	L	–
Deferred tax assets	5,431	–		999	I, M	6,430
Other non–current assets	3,375	(343)	iv	–		3,032
Total non–current assets	**861,737**	**(2,011)**		**6,533**		**866,259**
Current assets	–	–		–		–
Inventories	36,919	–		1,203	D	38,122
Trade receivables	37,670	–		–		37,670
Short–term financial receivables	22,103	(3,381)	v	–		18,722
Cash, bank and securities	55,740	(2)		–		55,738
Other receivables	17,682	2		(259)	E	17,425
Total current assets	**170,114**	**(3,381)**		**944**		**167,677**
Non–current assets held for sale	–	87	i	–		87
Total assets	**1,031,851**	**(5,305)**		**7,477**		**1,034,023**

(€ / 000)	Italian accounting standards (*)	Effects of the transition to IFRS Reclassification	Note	Adjustments	Note	IFRS
LIABILITIES AND SHAREHOLDERS' EQUITY						
Shareholders' equity						
Share capital	29,040	–		–		29,040
Reserves	424,858	–		(20,558)		404,300
Total shareholders' equity	**453,898**	**–**		**(20,558)**		**433,340**
Non-current liabilities						
Bonds	257,954	(1,581)	iii	(56,343)	M	200,030
Other non-current liabilities	1,625	–		81,363	E, M	82,988
Staff severance fund	8,678	(343)	iv	(655)	F	7,680
Reserve for risks and future liabilities	6,225	–		(481)	G	5,744
Deferred tax liabilities	4,152	–		1,499	I	5,651
Total non-current liabilities	**278,634**	**(1,924)**		**25,383**		**302,093**
Current liabilities						
Payables to banks	56,388	(7,955)	v, vi	–		48,433
Other financial payables	183,455	4,574	vi	2,944	E	190,973
Trade payables	40,610	–		(292)	E	40,318
Payables to tax authorities	5,335	–		–		5,335
Other current liabilities	13,531	–		–		13,531
Total current liabilities	**299,319**	**(3,381)**		**2,652**		**298,590**
Total liabilities and shareholders' equity	**1,031,851**	**(5,305)**		**7,477**		**1,034,023**

Effects of the transition to IFRS on the balance sheet at 31 December 2005

(€ / 000)	Italian accounting standards (*)	Effects of the transition to IFRS				IFRS
		Reclassification	Note	Adjustments	Note	
ASSETS						
Non-current assets						
Net tangible fixed assets	67,276	(3,314)	i, ii	25,865	C, E	89,827
Investment property	–	3,964	i	–		3,964
Goodwill and trademarks	153,588	–		18,033	B	171,621
Intangible assets with a finite life	5,645	(2,138)	ii, iii	(2,115)	A	1,392
Investments in affiliated companies	597,753	–		–		597,753
Own shares	29,289	–		(29,289)	L	–
Deferred tax assets	3,355	–		1,844	I, M	5,199
Other non-current assets	3,280	(246)	iv	–		3,034
Total non-current assets	**860,186**	**(1,734)**		**14,338**		**872,790**
Current assets						
Inventories	42,978	–		1,706	D	44,684
Trade receivables	41,620	–		–		41,620
Short-term financial receivables	56,798	(3,254)	v	–		53,544
Cash, bank and securities	101,994	(10)		–		101,984
Other receivables	20,988	7		(222)	E	20,773
Total current assets	**264,378**	**(3,257)**		**1,484**		**262,605**
Non-current assets held for sale	–	38	i	–		38
Total assets	**1,124,564**	**(4,953)**		**15,822**		**1,135,433**

(€ / 000)	Italian accounting standards (*)	Effects of the transition to IFRS				IFRS
		Reclassification	Note	Adjustments	Note	
LIABILITIES AND SHAREHOLDERS' EQUITY						
Shareholders' equity						
Share capital	29,040	–		–		29,040
Reserves	428,967	–		(10,713)		418,254
Total shareholders' equity	**458,007**	–		**(10,713)**		**447,294**
Non-current liabilities						
Bonds	257,954	(1,450)	iii	(25,098)	M	231,406
Other non-current liabilities	1,470	–		47,475	E, M	48,945
Staff severance fund	8,293	(246)	iv	(1,233)	F	6,814
Reserve for risks and future liabilities	3,028	–		(123)	G	2,905
Deferred tax liabilities	5,220	–		2,791	I	8,011
Other non-current liabilities	216	–		–		216
Total non-current liabilities	**276,181**	**(1,696)**		**23,812**		**298,297**
Current liabilities						
Payables to banks	80,000	(8,495)	v, vi	–		71,505
Other financial payables	240,588	5,238	vi	3,015	E	248,841
Trade payables	53,192	–		(292)	E	52,900
Payables to tax authorities	5,918	–		–		5,918
Other current liabilities	10,678	–		–		10,678
Total current liabilities	**390,376**	**(3,257)**		**2,723**		**389,842**
Total liabilities and shareholders' equity	**1,124,564**	**(4,953)**		**15,822**		**1,135,433**

Reconciliation of shareholders' equity at 1 January, 30 June and 31 December 2005

(€ / 000)	Note	1 January 2005	30 June 2005 (i)	31 December 2005
Shareholders' equity under Italian accounting standards		**453,898**	**453,454**	**458,007**
Start-up and expansion costs and other intangible fixed assets	A	(489)	(427)	(2,115)
Goodwill and trademarks	B	9,086	13,560	18,033
Land	C	45	67	90
Inventories	D	1,203	2,116	1,706
Finance leases	E	1,758	2,765	3,793
Employee benefits	F	655	655	1,233
Reserve for risks and future liabilities	G	481	450	123
Net deferred tax income (expense) on adjustments	I	(1,495)	(2,302)	(2,048)
Application of IAS 32 and IAS 39				
Own shares	L	(29,780)	(30,265)	(29,289)
Hedging instruments at fair value, net of deferred tax assets (liabilities)	M	(2,022)	(2,012)	(2,239)
Total adjustments		**(20,558)**	**(15,393)**	**(10,713)**
Shareholders' equity under IFRS		**433,340**	**438,061**	**447,294**

(1) figures not subject to full audit

Effects of the transition to IFRS on the profit and loss account for the first half of 2005 (i)

(€ / 000)	Italian accounting standards (*)	Effects of the transition to IFRS				IFRS	
		Reclassification	Note	Adjustments	Note		
Net sales	**111,146**	**–**		**–**		**111,146**	**Net sales**
Cost of goods sold	(82,507)	–		2,294		(80,213)	Cost of goods sold
Gross profit	**28,639**	**–**		**2,294**		**30,933**	**Gross profit**
Advertising and promotional costs	(3,232)	–		18		(3,214)	Advertising and promotional costs
Sales and distribution costs	(2,098)	–		3		(2,095)	Sales and distribution costs
Trading profit	**23,309**	**–**		**2,315**		**25,624**	**Trading profit**
General and administrative expenses and other operating costs	(9,233)	65	iii	(429)		(9,597)	General and administrative expenses and other operating costs
Depreciation and amortisation and trademarks	(4,474)	–		4,474	B	–	
Other one-offs: (charges) and income	–	–		–		–	Other one-offs: (charges) and income
Operating income	**9,602**	**65**		**6,360**		**16,027**	**Operating income**
Dividends – from subsidiaries	26,307	–		–		26,307	Dividends – from subsidiaries
Net financial income (charges)	(5,008)	(65)	iii	(316)		(5,389)	Net financial income (charges)
Profit before tax	**30,901**	**–**		**6,044**		**36,945**	**Profit before tax**
Tax	(3,239)	–		(812)	I, M	(4,051)	Tax
Net profit	**27,662**	**–**		**5,232**		**32,894**	**Net profit**

(1) figures not subject to full audit

Effects of the transition to IFRS on the profit and loss account for the full year 2005

(€ / 000)	Italian accounting standards (*)	Effects of the transition to IFRS Reclassification	Note	Adjustments	Note	IFRS	
Net sales	243,746	–		–		243,746	Net sales
Cost of goods sold	(185,669)	–		3,266		(182,403)	Cost of goods sold
Gross profit	**58,077**	–		**3,266**		**61,343**	**Gross profit**
Advertising and promotional costs	(7,901)	–		38		(7,863)	Advertising and promotional costs
Sales and distribution costs	(4,779)	–		16		(4,763)	Sales and distribution costs
Trading profit	**45,397**	–		**3,320**		**48,717**	**Trading profit**
General and administrative expenses and other operating costs	(22,412)	131	iii	(2,275)		(24,556)	General and administrative expenses and other operating costs
Depreciation and amortisation Goodwill and trademarks	(8,948)	–		8,948	B	–	
Other one-offs: (charges) and income	1,099	–		–		1,099	Other one-offs: charges and income
Operating income	**15,136**	**131**		**9,993**		**25,260**	**Operating income**
Dividends from subsidiaries	28,307	–		–		28,307	Dividends from subsidiaries
Net financial income (charges)	(9,041)	(131)	iii	(1,201)		(10,373)	Net financial income (charges)
Profit before tax	**34,402**	–		**8,792**		**43,194**	**Profit before tax**
Tax	(2,188)	–		(447)	I,M	(2,635)	Tax
Net profit	**32,214**	–		**8,345**		**40,559**	**Net profit**

Reconciliation of the net profit for the first half and full year 2005

(€/000)	Note	First half 2005 (i)	Full year 2005
Net profit under Italian accounting standards		**27,662**	**32,214**
Start-up and expansion costs and other intangible fixed costs	A	62	(1,626)
Goodwill and trademarks	B	4,474	8,948
Land	C	22	45
Inventories	D	913	503
Finance leases	E	1,007	2,035
Employee benefits	F	–	578
Reserve for risks and future liabilities	G	(31)	(358)
Stock options	H	(418)	(1,009)
Net deferred tax income (expenses) on adjustments	I	(807)	(553)
Application of IAS 32 and IAS 39			
Fair value hedging instruments, net of deferred tax assets (liabilities)	M	10	(218)
Total adjustments		**5,232**	**8,345**
Shareholders' equity under IFRS		**32,894**	**40,559**

(1) figures not subject to full audit

EXPLANATORY NOTES

The following explanatory notes are provided on the main reclassifications and reconciliations made to shareholders' equity and net profit, following the transition to IFRS standards.

RECLASSIFICATIONS

i. Investment property

IFRS standards require investment property to be disclosed as a specific item on the balance sheet. In this category, the Company has non-current real estate assets consisting of residential housing, warehouses, a shop and a plot of land.

These investment properties are valued at cost.

The change in disclosure requirements means that assets amounting to € 3,966 thousand at 1 January 2005 and € 3,964 thousand at 31 December 2005 were reclassified from "net tangible fixed assets" to "investment property".

Moreover, non-current real estate assets with high re-sale potential, or where there is an irrevocable commitment to sale to a third party, have been reclassified from "net tangible fixed assets" to "non-current assets held for sale".

These assets, which are valued at the lower of net book value and fair value net of sales costs, totalled € 87 thousand at 1 January 2005 and € 38 thousand at 31 December 2005.

ii. Improvements to third-party assets

Under Italian accounting principles, costs incurred for improvements to third-party assets with a useful life of several years were capitalised under intangible fixed assets.

According to IFRS standards, however, costs that can be identified separately from the asset to which they relate are to be recorded under tangible assets.

Since the costs incurred in undertaking improvements to the Group's third-party assets, (€ 980 thousand at 1 January 2005 and € 688 thousand at 31 December 2005) satisfy the criteria described above, they have been reclassified from "intangible assets with a finite life" to "net tangible fixed assets".

iii. Bond issue expenses

Under Italian accounting principles, bonds must be shown at the residual nominal value (principal); any issue premiums or discounts, as well as issue expenses, are deferred and amortised over the term of the bond.

Under IFRS, however, the value of bonds must be shown net of these costs.

The resulting reclassification of issue costs capitalised under intangible fixed assets totalling € 1,581 thousand at 1 January 2005 and € 1,450 thousand at 31 December 2005 directly reduced the "bonds" item by these amounts.

iv. Tax credits on staff severance fund (TFR)

In compliance with IFRS standards, withholding tax paid on allocations to the staff severance fund must be shown as a direct reduction in the amount payable.

This accounting treatment means that the "staff severance fund" was reduced by the amount of the reclassified tax credit, included under "other non-current assets" (€ 343 thousand at 1 January 2005 and € 246 thousand at 31 December 2005).

v. Accrued financial income (charges) relating to derivatives

"Short-term financial receivables" decreased as a result of the reclassification, from short-term bank debt, of accrued income (of € 3,381 thousand at 1 January 2005 and € 3,254 thousand at 31 December 2005), relating to accrued interest income on the bond derivative hedging transactions (cross currency swaps).

vi. Interest payable on bonds

Other current financial payables increased as a result of the reclassification from short-term bank debt of accrued interest payable on the bond issue of € 4,574 thousand at 1 January 2005 and € 5,238 thousand at 31 December 2005.

ADJUSTMENTS

A – Start-up and expansion costs and other intangible fixed assets

Under IFRS, start-up and expansion costs and other intangible fixed assets that do not meet the requirements for recognition as assets must be allocated to the profit and loss account.

The effects of this alternative accounting treatment are:

- a decrease in shareholders' equity of € 489 thousand at 1 January, € 427 thousand at 30 June and € 2,115 thousand at 31 December 2005;
- an increase in net profit in the first half of 2005 of € 62 thousand, as these items are no longer amortised, and a decrease in net profit for the full year 2005 of € 1,626 thousand, mainly because non-capitalised consultancy fees were charged directly to the profit and loss account.

B – Goodwill and trademarks

Under IFRS, goodwill and trademarks may no longer be amortised as they are deemed to be intangible assets with an indefinite useful life.

A test is carried out at least annually to determine whether there has been any loss in value in respect of the book value (impairment test).

As the Company chose not to apply IFRS 3 (Business Combinations) retrospectively to the transactions that took place before the date of transition, values for goodwill and trademarks continued to be recorded under Italian accounting standards.

To this end, cash generating units were identified for goodwill and trademarks. Impairment tests carried out on them confirmed the book values recorded on the balance sheet.

In addition, the application of IFRS meant that amortisation on these items was eliminated, via:

- an increase in shareholders' equity of € 9,086 thousand at 1 January, € 13,560 thousand at 30 June and € 18,033 thousand at 31 December 2005;
- an increase in net profit for the first half of 2006 of € 4,474 thousand, and for the full year 2005 of € 8,948 thousand.

C – Land

Under Italian accounting principles, land belonging to buildings is depreciated with the buildings, while in accordance with IFRS, it must be classified separately and may no longer be depreciated.
The effects of this alternative accounting treatment are:

- an increase in shareholders' equity of € 45 thousand at 1 January, € 67 thousand at 30 June and € 90 thousand at 31 December 2005;
- an increase in net profit for the first half of 2006 of € 22 thousand, and for the full year 2005 of € 45 thousand.

D – Inventories

Under Italian accounting standards, the cost of inventories may be calculated using the weighted average cost method, or the FIFO or LIFO method.

Davide Campari-Milano S.p.A. adopted the LIFO method with annual increments for the valuation of inventories, under Italian accounting standards.

IFRS does not allow this method to be applied, while the FIFO and average weighted cost methods are allowed.

The Company has chosen to value its inventories under IFRS, using the weighted average cost method.

The effects of applying this different valuation method are:

- an increase in shareholders' equity of € 1,203 thousand at 1 January, € 2,116 thousand at 30 June and € 1,706 thousand at 31 December 2005;
- an increase in net profit for the first half of 2006 of € 913 thousand, and for the full year 2005 of € 503 thousand.

E – Finance leases

Under Italian accounting standards, the lessee records finance lease contracts on its balance sheet using the "equity method", showing the leasing charges on the profit and loss account for the year to which they relate. It does not record the assets subject to the lease, as it does not own the assets.

According to international accounting standards, however, the lessee must record on their balance sheet: under assets, any assets held on the basis of a leasing contract, if the risks and rewards associated with their use have been transferred to the lessee, and under liabilities, the corresponding financial payables to the lessor.

The effects of this alternative accounting treatment are:

- an increase in shareholders' equity of € 1,758 thousand at 1 January, € 2,765 thousand at 30 June and € 3,793 thousand at 31 December 2005;
- an increase in net profit for the first half of 2006 of € 1,007 thousand, and for the full year 2005 of € 2,035 thousand.

F – Employee benefits

Italian accounting principles require recognition of the liability for the staff severance fund based on the nominal liability accrued, in accordance with statutory regulations in force at the end of the reporting period. Under IFRS, the staff severance fund falls under the category of defined benefit plans, which are subject to actuarial valuation to determine the present value of the amounts (payable upon termination of employment) that have accrued to employees at the reporting date.

Under this alternative accounting treatment, all actuarial gains and losses have been recognised at the date of transition, as follows:

- an increase in shareholders' equity of € 655 thousand at 1 January, € 655 thousand at 30 June and € 1,233 thousand at 31 December 2005;
- a decrease in net profit of € 578 thousand for 2005, as a result of an increase in allocations to the staff severance fund and the related financial component.

G – Reserve for risks and future liabilities

The recognition of reserves for risks and future liabilities is subject to the existence of specific, objective conditions under IFRS.

At the date of transition, the Company eliminated the reserve for risks and future liabilities that had been recorded in the accounts under Italian accounting principles, as the new criteria were not met.

The impact of this was:

- an increase in shareholders' equity of € 481 thousand at 1 January, € 450 thousand at 30 June and € 123 thousand at 31 December 2005;
- a decrease in net profit for the first half of 2006 of € 31 thousand and € 358 thousand for the full year 2005 as a result of the derecognition of these funds on the profit and loss account.

H – Stock options

IFRS standards require that the total current value of stock options on the date of issue is recorded in the profit and loss account as a cost.

For this reason, since these are deemed to be part of the salaries package, stock options issued on 8 July 2004 to employees, directors and individuals who regularly perform work for the Company are recorded under personnel and services costs.

The cost is calculated with reference to the fair value of the options allocated, determined by applying the Black-Scholes model; the portion relating to the accounting period in question is determined on a pro-rata basis for the period to which the benefit relates (known as the vesting period).

The stock options are recorded at fair value with a contra entry under "stock option reserve".

The effects of this alternative treatment led to a decrease in net profit of € 418 thousand for the first half of 2006 and € 1,009 thousand for the full year 2005.

I – Net deferred tax assets (liabilities) relating to these adjustments

As a result of applying an alternative accounting treatment, as required to comply with IFRS, the recording of deferred tax assets and liabilities to reflect the adjustments detailed above had the following impact:

- a decrease in shareholders' equity of € 1,495 thousand at 1 January, € 2,302 thousand at 30 June and € 2,048 thousand at 31 December 2005;
- a decrease in net profit for the first half of 2006 of € 807 thousand, and of € 553 thousand for the full year 2005.

L – Own shares

Under Italian accounting standards, own shares were recorded under assets, and a specific earmarked reserve was created under shareholders' equity. IFRS standards require, however, that own shares are accounted for as a reduction in shareholders' equity.

This alternative accounting treatment led to a decrease in shareholders' equity of € 29,780 thousand at 1 January 2005, € 30,265 thousand at 30 June 2005 and € 29,289 thousand at 31 December 2005, while own shares of the same amounts were eliminated from the assets side.

M – Derivative hedging instruments

Derivatives were classified as an off-balance sheet item under Italian accounting standards, whereas IAS 39 requires their obligatory disclosure in the accounts at fair value.

They are classified according to usage:

- fair value hedging instruments must be recorded under assets or liabilities; the derivative and underlying hedged item are valued at fair value and the differences accounted for in the profit and loss statement;
- cash flow hedging instruments should be included under assets or liabilities; the derivative is valued at fair value and the differences in value for the hedging component recorded, net of tax, in a reserve for shareholders' equity, and released to the profit and loss account in the financial years in which the cash flows from the hedged item occur.

The effect of this classification, excluding the tax effect, led to:

- a decrease in shareholders' equity of € 2,022 thousand at 1 January, € 2,012 thousand at 30 June and € 2,239 thousand at 31 December 2005;
- an increase in net profit of € 10 thousand for the first half of 2005, and a decrease in net profit of € 218 thousand for the full year 2005.

Significant adjustments to the 2005 cash flow statement following the transition to IFRS

In accordance with IAS 7, the cash flow statement must classify cash flows separately under operating, investing and financing activities.

The cash flow statement presented by the Company in the accounts for the year ending 31 December 2005 conforms to this requirement and discloses these cash flows separately.

In particular, cash flow from operations was determined indirectly by adjusting the profit for the period for the effects of changes in items that did not involve expenditure or generate cash (non-cash items).

The application of IFRS did not therefore require any significant adjustments to the cash flows shown in the 2005 cash flow statement.



Reconta Ernst & Young S.p.A.
Via della Chiusa, 2
20123 Milano

Tel. (+39) 02 722121
Fax (+39) 02 72212037
www.ey.com

Auditors' review report on the Management Report as of and for the six months ended June 30, 2006 prepared pursuant to Article 81 of the Consob Regulation, adopted by the Resolution no. 11971 of May 14, 1999 and subsequent modifications and integrations

(Translation from the original Italian text)

To the Shareholders of
Davide Campari - Milano S.p.A.

1. We have reviewed the interim consolidated financial statements, consisting of the balance sheet, the statement of income, the statement of changes in shareholders' equity and the statement of cash flows (the "Statements") and the related explanatory notes, included in the Management Report of Davide Campari - Milano S.p.A. as of and for the six months ended June 30, 2006 (the "Six Months Management Report"). The Six Months Management Report is the responsibility of Davide Campari - Milano S.p.A.'s management. Our responsibility is to issue this review report based on our review. We have also examined that part of the information included in the management's discussion and analysis of operations, solely for the purpose of evaluating its consistency with the remaining part of the Six Months Management Report.

2. Our review was conducted in accordance with auditing standards governing the review of interim financial statements recommended by Consob (the Italian Stock Exchange Regulatory Agency) in its Resolution no. 10867 of July 31, 1997. The review consisted mainly of obtaining information with respect to the accounts included in the Statements and the consistency of the accounting principles applied, through discussions with appropriate members of management, and analytical procedures applied to the financial data presented in such Statements. The review did not include performing auditing procedures such as tests of compliance of internal controls and substantive procedures on assets and liabilities, and the scope of the work performed provides significant less assurance than a full scope audit performed in accordance with generally accepted auditing standards. Accordingly, we do not express an audit opinion on the Six Months Management Report as we do in connection with reporting on our full scope audit of the annual consolidated financial statements.

3. With respect to the comparative data related to the consolidated financial statements of the preceding year and to the Management Report for the same period of the preceding year presented in the Statements, reference should be made to our audit and review reports issued on April 7, 2006 and on October 10, 2005 respectively.

4. Based on our review, we are not aware of any significant modifications that should be made to the Statements and the related explanatory notes, identified in paragraph 1. of this report, in order for them to be in conformity with International Accounting Standard no. 34 and with the criteria for the preparation of the Six Months Management Report required by Article 81 of Consob Regulation as adopted in its Resolution no. 11971 of May 14, 1999 and subsequent modifications and integrations.

Milan, October 9, 2006

Reconta Ernst & Young S.p.A.
Signed by: Pellegrino Libroia, Partner

Reconta Ernst & Young S.p.A.
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ERNST & YOUNG

■ Reconta Ernst & Young S.p.A.
Via della Chiusa, 2
20123 Milano

■ Tel. (+39) 02 722121
Fax (+39) 02 72212037
www.ey.com

Independent Auditors' report on the statements of reconciliation to International Financial Reporting Standards ("IFRS")
(Translation from the original Italian text)

To the Board of Directors of
Davide Campari – Milano S.p.A.

1. We have audited the accompanying statements of reconciliation to International Financial Reporting Standards ("IFRS"), consisting of the balance sheets as of January 1, 2005 and December 31, 2005 and the statement of income for the year ended December 31, 2005, the reconciliations of shareholders' equity as of January 1, 2005 and December 31, 2005 (hereinafter, the "IFRS Reconciliation Statements") of Davide Campari – Milano S.p.A. and of net income for the year ended December 31, 2005 and the related explanatory notes, as presented, in accordance with the criteria and principles set out in CONSOB Communication No. 6064313 of July 28, 2006, in the Section "Appendix – Transition to International Accounting Standards (IFRS) of Davide Campari – Milano S.p.A." of the Six Months Management Report as of and for the six months ended June 30, 2006 (hereinafter, "Appendix"). These IFRS Reconciliation Statements are based on the separate financial statements of Davide Campari – Milano S.p.A. as of December 31, 2005 prepared in accordance with the Italian regulations governing the criteria for their preparation, which we have previously audited and on which we issued our auditors' report dated April 7, 2006. The Appendix includes, for comparative purposes, the reconciliations of shareholders' equity as of June 30, 2005 and net income for the six month period then ended related to Davide Campari – Milano S.p.A.'s separate accounts at the same data, which had not been audited and, therefore, we do not express our opinion on these data. The IFRS Reconciliation Statements have been prepared as part of the Company's transition to IFRS as adopted by the EU. These IFRS Reconciliation Statements are the responsibility of the Davide Campari – Milano's management. Our responsibility is to express an opinion on these IFRS Reconciliation Statements based on our audit.

2. We conducted our audit in accordance with generally accepted auditing standards in Italy. In accordance with such standards, we planned and performed the audit to obtain the information necessary to determine whether the IFRS Reconciliation Statements are materially misstated. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the IFRS Reconciliation Statements, as well as assessing the appropriateness and correct application of the accounting principles and the reasonableness of the estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

3. In our opinion, the IFRS Reconciliation Statements identified in paragraph 1. above, taken as a whole, have been prepared in all material respects in accordance with the criteria and principles set out in CONSOB Communication No. 6064313 of July 28, 2006

■ Reconta Ernst & Young S.p.A.
Sede Legale: 00196 Roma - Via G.D. Romagnosi, 18/A
Capitale Sociale € 1.259.500,00 i.v.
Iscritta alla S.O. del Registro delle Imprese presso la C.C.I.A.A. di Roma
Codice fiscale e numero di iscrizione 00434000584
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(vecchio numero R.I. 6697/89 - numero R.E.A. 250904)



■ Reconta Ernst & Young S.p.A.

4. As described in the Appendix, since the IFRS Reconciliation Statements have been prepared only as part of the transition to IFRS of the first complete set of separate financial statements in accordance with IFRS as adopted by the EU, they do not include comparative financial information and necessary explanatory notes which would be required for a comprehensive presentation of the financial position and results of operations of Davide Campari - Milano S.p.A. in conformity with IFRS as adopted by the EU.

Milan, October 9, 2006

Reconta Ernst & Young S.p.A.
Signed by: Pellegrino Libroia, Partner

Davide Campari – Milano S.p.A.
Capitale sociale: Euro 29.040.000 interamente versato
Registro Imprese Milano: 06672120158
REA: 1112227
Sede: Via Filippo Turati, 27 - 20121 Milano
Telefono: (39) 02 62251
Fax: (39) 02 6225312

Investor Relations
Telefono: (39) 02 6225330
Fax: (39) 02 6225479
e-mail: investor.relations@campari.com

Web site
www.campari.com

Realizzazione, impianti e stampa
Marchesi Grafiche Editoriali S.p.A.

Finito di stampare nel ottobre 2006

RELAZIONE SEMESTRALE
AL 30 GIUGNO 2006



INDICE



INTRODUZIONE

In conformità a quanto dettato dal Regolamento Europeo 1606 / 2002 del 19 luglio 2002, il Gruppo Campari ha adottato i principi contabili internazionali (IAS / IFRS) a partire dal 1 gennaio 2005; la Capogruppo Davide Campari-Milano S.p.A., conformemente al medesimo regolamento, ha adottato i suddetti principi a decorrere dal 1 gennaio 2006.

La presente relazione semestrale è stata pertanto redatta applicando i criteri di valutazione e misurazione stabiliti dagli IAS / IFRS, adottati dalla Commissione Europea.

Gli stessi criteri sono stati adottati nel redigere le situazioni economiche e patrimoniali di confronto.

Per quanto riguarda la Capogruppo, come previsto dalla delibera CONSOB 11971 del 14 maggio 1999 e successive modifiche, al termine del documento vengono riportati i prospetti contabili della stessa Società, redatti in conformità ai principi contabili internazionali.

Come richiesto dalla Comunicazione Consob DEM/6064313 del 28 luglio 2006, sono inoltre illustrati, in appendice al presente documento, gli effetti derivanti dalla transizione agli IAS / IFRS della Capogruppo al 1 gennaio e al 31 dicembre 2005 e riportate le riconciliazioni previste dall'IFRS 1 - *Prima adozione degli International Financial Reporting Standards*, corredate delle relative note esplicative, che sarà assoggettato a revisione completa da parte di Reconta Ernst & Young S.p.A.



DATI DI SINTESI

	Primo semestre 2006 € milioni	Primo semestre 2005 € milioni	variazione %	variazione % a cambi costanti
Vendite nette	**417,8**	**363,9**	**14,8%**	**12,2%**
Margine commerciale	115,3	107,5	7,3%	5,1%
EBITDA prima di oneri e proventi non ordinari	95,3	89,4	6,6%	4,8%
EBITDA	**95,2**	**92,0**	**3,5%**	**1,7%**
Risultato operativo prima di oneri e proventi non ordinari	86,0	81,0	6,2%	4,4%
Risultato operativo	**85,9**	**83,6**	**2,8%**	**1,0%**
ROS % [1]	20,6%	23,0%		
Utile prima delle imposte	80,4	78,6	2,3%	0,4%
Utile netto del Gruppo e di terzi	57,9	55,2	4,8%	2,4%
Utile netto del Gruppo	**55,5**	**53,4**	**4,0%**	**2,0%**
Utile base per azione (€)	**0,20**	**0,19**		
Free cash flow	30,9	39,9		
Acquisizioni di società o marchi	(128,9)	(118,2)		

	30 giugno 2006 € milioni	31 dicembre 2005 € milioni
Indebitamento netto	479,5	371,4
Patrimonio netto del Gruppo e di terzi	725,1	695,8
Attivo immobilizzato	1.018,8	925,7

[1] Risultato operativo / vendite nette



ORGANI SOCIALI

CONSIGLIO DI AMMINISTRAZIONE (1)

Luca Garavoglia
Presidente

Vincenzo Visone
Amministratore Delegato e Chief Executive Officer

Stefano Saccardi
Amministratore Delegato
e Officer Legal Affairs and Business Development

Paolo Marchesini
Amministratore Delegato e Chief Financial Officer

Pierleone Ottolenghi (2)
Amministratore

Cesare Ferrero (3)
Amministratore e membro del Comitato Audit

Franzo Grande Stevens (4)
Amministratore e membro del Comitato Remunerazione e Nomine

Marco P. Perelli-Cippo (4)
Amministratore e membro del Comitato Remunerazione e Nomine

Giovanni Rubboli (3) (4)
Amministratore, membro del Comitato Audit
e membro del Comitato Remunerazione e Nomine

Renato Ruggiero
Amministratore

Anton Machiel Zondervan (3)
Amministratore e membro del Comitato Audit

Con delibera del 29 aprile 2004 l'Assemblea ha confermato Presidente Luca Garavoglia, per una durata triennale fino all'approvazione del bilancio dell'esercizio 2006, con i poteri di legge e statutariamente previsti.
È stata inoltre deliberata la riduzione del numero degli Amministratori da 14 a 11.
Con delibera del 10 maggio 2004 il Consiglio di Amministrazione ha conferito agli Amministratori Delegati Vincenzo Visone, Stefano Saccardi e Paolo Marchesini i seguenti poteri per una durata triennale e fino all'approvazione del bilancio dell'esercizio 2006:
- con firma singola: poteri di ordinaria rappresentanza e gestione, entro limiti di valore o temporali determinati per ciascuna categoria di atti;
- con firma abbinata a due: poteri di rappresentanza e gestione per determinate categorie di atti, entro limiti di valore o temporali considerati eccedenti l'attività ordinaria.

COLLEGIO SINDACALE (5)

Umberto Tracanella
Presidente

Antonio Ortolani
Sindaco Effettivo

Alberto Lazzarini
Sindaco Effettivo

Alberto Garofalo
Sindaco Supplente

Giuseppe Pajardi
Sindaco Supplente

Paolo Proserpio
Sindaco Supplente

SOCIETÀ DI REVISIONE (6)

Reconta Ernst & Young S.p.A.

(1) In carica sino all'approvazione del bilancio dell'esercizio 2006, come da delibera dell'Assemblea del 29 aprile 2004.
(2) In carica sino all'approvazione del bilancio dell'esercizio 2006, come da delibera dell'Assemblea del 24 aprile 2006.
(3) Membro del Comitato Audit nominato dal Consiglio di Amministrazione del 10 maggio 2004, in carica sino all'approvazione del bilancio dell'esercizio 2006.
(4) Membro del Comitato Remunerazione e Nomine nominato dal Consiglio di Amministrazione del 10 maggio 2004, in carica sino all'approvazione del bilancio dell'esercizio 2006.
(5) In carica sino all'approvazione del bilancio dell'esercizio 2006, come da delibera dell'Assemblea del 29 aprile 2004.
(6) Incarico per la revisione dei bilanci degli esercizi 2004, 2005 e 2006 conferito dall'Assemblea del 29 aprile 2004.



EVENTI SIGNIFICATIVI DEL SEMESTRE

Distribuzione dei brand C&C e di Midori negli Stati Uniti

Con decorrenza gennaio 2006, il portafoglio del Gruppo negli Stati Uniti è cresciuto in virtù di due nuovi importanti accordi di distribuzione, finalizzati da Skyy Spirits, LLC; tali accordi sono relativi ad alcuni prestigiosi *brand* internazionali, quali il liquore al melone Midori, del Gruppo Suntory, nonché la crema di *whisky* Carolan's, l'*Irish whisky* Tullamore Dew e il liquore Irish Mist del Gruppo C&C.

L'accordo distributivo con C&C riguarda anche altri mercati, tra i quali il Brasile.

Acquisizione di Glen Grant, Old Smuggler e Braemar

Il 15 marzo 2006, il Gruppo Campari ha perfezionato l'acquisto degli *Scotch whisky* Glen Grant, Old Smuggler e Braemar dal gruppo Pernod Ricard.

L'acquisizione, avvenuta in seguito a un accordo annunciato il 22 dicembre 2005, è stata realizzata nell'ambito di un programma di dismissioni a cui il gruppo francese si era impegnato nei confronti della Commissione Europea, a seguito della precedente acquisizione, insieme al gruppo americano Fortune Brands, del gruppo Allied Domecq.

Nell'ambito della transazione, il Gruppo Campari ha acquisito i tre marchi di cui sopra, i relativi stock (sia di prodotti finiti che di prodotti in invecchiamento) nonché la distilleria per la produzione di Glen Grant, situata a Rothes in Scozia.

Il valore dell'operazione è di € 130 milioni circa, relativi a Glen Grant per € 115 milioni (pari a un multiplo di 9,2 volte il margine di contribuzione diretto della marca nel 2004) e a Old Smuggler e Braemar per € 15 milioni (pari a un multiplo di 2,5 volte il margine di contribuzione diretto delle marche nel 2004).

Cessazione di attività da parte di Longhi & Associati S.r.l.

Il 30 gennaio 2006, il Consiglio di Amministrazione di Longhi & Associati Sr.l. ha deliberato la cessazione dell'attività da parte della società, che risulta pertanto non più operativa.

Area di Sesto San Giovanni

Nei primi giorni del mese di giugno 2006 il Consiglio Comunale di Sesto San Giovanni ha approvato in via definitiva il Programma Integrato di Intervento proposto dal Gruppo Campari per la trasformazione urbanistica dell'area dell'ex stabilimento.

La delibera Consiliare è divenuta esecutiva a fine luglio con la pubblicazione sul Bollettino Ufficiale Regionale.

Entro il corrente mese di settembre 2006 si ritiene potrà essere sottoscritta la Convenzione che disciplina e regola i rapporti con il Comune di Sesto San Giovanni per la trasformazione urbanistica e la realizzazione dei nuovi edifici.

Ove ciò si verificasse nei tempi indicati, nel mese di ottobre inizieranno le demolizioni e contestualmente si procederà alla richiesta del permesso a costruire per poter iniziare i lavori a inizio del 2007, con la previsione di ultimazione dopo circa 2 anni.

Riorganizzazione delle reti commerciali in Italia

Con l'inizio dell'anno è diventato operativo un progetto di razionalizzazione delle reti di vendita del Gruppo in Italia.

Tale progetto ha portato alla creazione di due strutture di vendita: la prima dedicata agli *spirit* e alle bevande analcoliche, fa capo a Campari Italia S.p.A.; la seconda, prevalentemente destinata alla distribuzione dei vini,

è gestita da Sella & Mosca S.p.A., sul mercato sardo e da Sella & Mosca Commerciale S.r.l., nel resto del mercato italiano.

Nell'ambito di tale riorganizzazione, l'attività commerciale e distributiva di Barbero 1891 S.p.A. è cessata.

COMMENTO AI RISULTATI DEL SEMESTRE

Andamento delle vendite

Premessa

I valori riportati in questo paragrafo della relazione sono espressi in milioni di Euro.

Tale semplificazione in taluni casi può determinare minime ma solo apparenti incoerenze dovute all'arrotondamento e al fatto che tutte le variazioni e le incidenze percentuali, sono comunque sempre calcolate su valori originari definiti in migliaia di Euro.

Le vendite sono sempre riportate al netto delle accise e di tutti gli sconti commerciali.

Evoluzione generale

Le vendite nette del Gruppo del primo semestre del 2006 sono state pari a € 417,8 milioni, con una crescita complessiva del 14,8% rispetto al corrispondente periodo dello scorso anno.

La variazione totale è stata determinata principalmente dalla crescita esterna, pari al 9,8%, mentre la crescita organica è stata del 2,5% e le variazioni dei cambi hanno avuto un impatto positivo del 2,6%.

Analisi della variazione delle vendite	€ milioni	in % su primo semestre del 2005
– vendite nette 1 gennaio - 30 giugno 2006	417,8	
– vendite nette 1 gennaio - 30 giugno 2005	363,9	
Variazione totale	**53,9**	**14,8%**
di cui:		
crescita organica al lordo di effetto cambio	9,1	2,5%
crescita esterna	35,6	9,8%
effetto variazioni cambio	9,3	2,6%
Variazione totale	**53,9**	**14,8%**

La crescita esterna delle vendite del periodo è quantificabile in € 35,6 milioni e, come evidenziato nella tabella sottostante, è stata determinata per € 9,2 milioni dalle nuove acquisizioni e per € 26,4 milioni da vendite di *brand* di terzi, oggetto dei nuovi accordi di distribuzione conclusi dal Gruppo.

Per quanto concerne le nuove acquisizioni, il primo semestre 2006 include sia le vendite degli *Scotch whisky* Glen Grant, Old Smuggler e Braemar, consolidate a partire dal 15 marzo 2006, data di *closing* della transazione, che quelle dei vini Teruzzi & Puthod, consolidate da inizio anno.

Con riferimento ai *brand* di terzi, a partire dalla seconda metà del 2005, è stata avviata la distribuzione di Jack Daniel's e degli altri *brand* di Brown Forman sul mercato italiano e quella del *gin ultra premium* Martin Miller's, di proprietà della società inglese Reformed Spirits Company Ltd., sul mercato statunitense.

Solo dall'inizio del 2006 invece, negli Stati Uniti è iniziata la distribuzione del liquore Midori, di proprietà del Gruppo Suntory e del portafoglio *spirit* del Gruppo C&C (Carolan's, Tullamore Dew e Irish Mist); il nuovo accordo con il Gruppo C&C riguarda anche il mercato brasiliano nel quale, oltre ai *brand* sopracitati, il Gruppo Campari ha iniziato la distribuzione anche del liquore Frangelico.

Vendite del primo semestre 2006: dettaglio della crescita esterna	€ milioni
Glen Grant (inclusa vendita di *bulk* a terzi)	4,7
Old Smuggler e Braemar	2,7
Vini Teruzzi & Puthod	1,8
Sub-totale *brand* del Gruppo	9,2
Jack Daniel's e altri *brand* del Gruppo Brown Forman	7,7
Brand del Gruppo C&C	12,6
Brand del Gruppo Suntory	6,6
Martin Miller's	0,1
cessata distribuzione di *whisky* di terzi in Brasile	-0,6
Sub-totale *brand* di terzi	26,4
Totale crescita esterna	**35,6**

La crescita organica del *business* è stata determinata dall'andamento positivo degli *spirit*, (in particolare di SKYY Vodka e di Aperol), mentre le vendite degli *wine* e dei *soft drink* sono state sostanzialmente in linea con lo scorso anno.

In generale, nel secondo trimestre dell'anno si è rilevato un rallentamento delle vendite di alcuni *brand*, tra cui Campari e il *vermouth* Cinzano.

Tale dinamica risulta imputabile, per Campari, all'introduzione di un *packaging* integralmente rinnovato e, per il *vermouth* Cinzano, alla maggiore volatilità che contraddistingue il *sell in* di un *brand* i cui mercati principali vengono serviti dal Gruppo tramite distributori terzi.

Nel semestre le vendite hanno beneficiato infine di un effetto cambio positivo, pari al 2,6%; le due valute più rilevanti per il Gruppo, cioè il Dollaro USA e il Real brasiliano, si sono infatti rivalutate, rispetto ai valori medi del primo semestre 2005, rispettivamente del 4,6% e del 23,1%.

Cambi medi del periodo 1 gennaio - 30 giugno	2006	2005	Variazione %
US$ x 1 €	1,229	1,285	
€ x 1 US$	0,8137	0,7781	4,6%
BRC x 1 €	2,693	3,315	
€ x 1 BRC	0,3714	0,3017	23,1%
CHF x 1 €	1,561	1,546	
€ x 1 CHF	0,6405	0,6467	-1,0%
JPY x 1 €	142,155	136,228	
€ x 1000 JPY	7,0346	7,3406	-4,2%

Vendite per area geografica

Nel semestre, tutte le quattro aree geografiche hanno evidenziato un andamento delle vendite globalmente positivo; l'evoluzione del *business* è stata tuttavia significativamente più sostenuta nell'area Americhe dove, l'effetto combinato di una robusta crescita organica e della sopracitata forte crescita esterna, ha determinato un incremento complessivo delle vendite del 29,3% (+38,5% considerando anche il positivo effetto cambio) e ha portato così l'area, per la prima volta nella storia del Gruppo, a rappresentare esattamente un terzo delle vendite totali.

In dettaglio, le due tabelle seguenti mostrano rispettivamente, la prima, la ripartizione e l'evoluzione delle vendite nette per area e, la seconda, l'incidenza, sull'evoluzione totale di ciascuna area, delle tre componenti di crescita esterna, variazione organica ed effetto cambio.

Vendite per area geografica	Primo semestre 2006		Primo semestre 2005		Variazione %
	€ milioni	%	€ milioni	%	2006 / 2005
Italia	194,2	46,5%	185,6	51,0%	4,6%
Europa	69,5	16,6%	64,4	17,7%	7,9%
Americhe	137,5	32,9%	99,3	27,3%	38,5%
Resto del mondo e *duty free*	16,6	4,0%	14,5	4,0%	14,0%
Totale	**417,8**	**100,0%**	**363,9**	**100,0%**	**14,8%**

Analisi della variazione % delle vendite per area geografica	variazione totale del semestre	crescita esterna	variazione organica	effetto cambio
Italia	4,6%	4,8%	–0,2%	0,0%
Europa	7,9%	9,1%	–1,2%	–0,1%
Americhe	38,5%	20,4%	8,9%	9,3%
Resto del mondo e *duty free*	14,0%	3,2%	9,4%	1,4%
Totale	**14,8%**	**9,8%**	**2,5%**	**2,6%**

In **Italia** le vendite nette del semestre sono incrementate del 4,6% grazie al determinante apporto della crescita esterna, pari al 4,8%, riconducibile principalmente a Jack Daniel's e a Glen Grant; le vendite dei vini italiani Teruzzi & Puthod, acquisizione di fine 2005, rilevano marginalmente in quanto sono prevalentemente concentrate su altri mercati europei.

Il *business* strutturale ha avuto invece un andamento complessivamente stabile: la crescita organica del primo trimestre è stata bilanciata dal *trend* non positivo del secondo, determinando in tal modo, per l'intero semestre, una lievissima contrazione delle vendite (–0,2%).

Tra i *brand* principali, continua la *performance* molto positiva di Aperol e, in misura minore, di Crodino mentre sono in ritardo, rispetto allo scorso anno, le vendite di Campari e in generale di tutto il comparto *wine*.

In **Europa** le vendite sono incrementate del 7,9% e, anche in questo caso, sono state totalmente sostenute dalla crescita esterna relativa ai nuovi *brand* (Glen Grant, Old Smuggler, Braemar e Teruzzi & Puthod) che, complessivamente, è stata del 9,1%; a parità di perimetro di consolidamento, si rileverebbe una lieve contrazione delle vendite (–1,2%).

Tra i mercati principali dell'area, il semestre ha confermato il *trend* particolarmente positivo della Germania, con vendite in crescita per tutti i *core brand* e della Russia; l'andamento non è stato invece altrettanto positivo in altri mercati europei.

L'area **Americhe** globalmente ha evidenziato nel semestre una crescita delle vendite pari al 38,5%, risultato del contributo di tutte le tre componenti: una crescita organica del 8,9%, una crescita esterna del 20,4% e un positivo effetto cambio del 9,3%.

Le due tabelle sottostanti forniscono un ulteriore dettaglio dell'andamento del *business* del Gruppo dell'area Americhe.

Dettaglio vendite dell'area Americhe	Primo semestre 2006		Primo semestre 2005		Variazione %
	€ milioni	%	€ milioni	%	2006 / 2005
USA	104,1	75,7%	72,5	73,0%	43,6%
Brasile	28,3	20,6%	22,4	22,6%	26,1%
Altri paesi	5,2	3,8%	4,4	4,4%	17,3%
Totale	**137,5**	**100,0%**	**99,3**	**100,0%**	**38,5%**

Analisi della variazione % delle vendite dell'area Americhe	Variazione totale del semestre	crescita esterna	variazione organica	effetto cambio
USA	43,6%	28,0%	10,5%	5,1%
Brasile	26,1%	–0,9%	3,7%	23,4%
Altri paesi	17,3%	2,8%	7,8%	6,6%
Totale	**38,5%**	**20,4%**	**8,9%**	**9,3%**

Gli **Stati Uniti** hanno realizzato una *performance* molto positiva, con una crescita complessiva delle vendite del 43,6% rispetto al primo semestre del 2005.

SKYY Vodka e gli altri *brand* già distribuiti dal Gruppo hanno portato una crescita organica a due cifre, pari al 10,5%.

I nuovi accordi di distribuzione, in essere dal primo gennaio 2006 e relativi ai *brand* del Gruppo C&C e del Gruppo Suntory, hanno, per contro, portato un incremento delle vendite superiore a US$ 23 milioni, contribuendo a generare una crescita esterna del 28,0%.

La rivalutazione del Dollaro USA ha consentito infine di recepire anche un positivo effetto cambio, pari al 5,1%.

Differente, anche se comunque positiva, è la situazione del **Brasile**, dove le vendite totali risultano essere in crescita del 26,1%, principalmente grazie al forte impatto positivo dato dalla rivalutazione del Real brasiliano (23,4%).

Dopo un avvio di anno difficile, l'andamento delle vendite del secondo trimestre è migliorato per quasi tutti i *brand* e nel semestre si evidenzia una crescita organica del 3,7%.

Sul mercato brasiliano viene infine rilevata una "variazione esterna" di segno negativo, pari al 0,9%, relativa al venire meno delle vendite relative agli *Scotch whisky* Grant's e Glenfiddich, *brand* di terzi la cui distribuzione locale è stata interrotta nel 2006.

È opportuno ricordare che il Gruppo intende comunque essere presente in Brasile nell'importante segmento degli *whisky* importati e che sta perfezionando il lancio del proprio marchio Glen Grant.

L'andamento delle vendite negli **altri paesi dell'area Americhe,** e principalmente del Canada, è stato positivo, con una crescita organica del 7,8%.

L'area **Resto del Mondo,** che include anche le vendite nel canale *duty free* in tutto il mondo, nel semestre ha registrato una crescita organica delle vendite del 9,4%, raggiungendo comunque un'incidenza sul totale delle vendite del Gruppo limitata al 4,0%.

Vendite per area di business

La crescita complessiva delle vendite del semestre, pari al 14,8%, è stata determinata sostanzialmente dagli *spirit*, che rappresentano il 70% delle vendite totali del Gruppo; anche gli *wine* e il segmento altre vendite, pur in misura minore, hanno contribuito allo sviluppo del *business*, mentre le vendite dei *soft drink* sono state sostanzialmente in linea con quelle dello scorso anno.

Le due tabelle seguenti mostrano rispettivamente, l'evoluzione delle vendite nette per area di *business* e l'analisi dell'evoluzione di ciascun segmento, nelle tre componenti di crescita esterna, variazione organica ed effetto cambi.

Vendite per segmento	Primo semestre 2006		Primo semestre 2005		Variazione %
	€ milioni	%	€ milioni	%	2006 / 2005
Spirit	293,2	70,2%	243,1	66,8%	20,6%
Wine	47,5	11,4%	45,8	12,6%	3,9%
Soft drink	71,9	17,2%	71,8	19,7%	0,2%
Altre vendite	5,1	1,2%	3,2	0,9%	61,1%
Totale	**417,8**	**100,0%**	**363,9**	**100,0%**	**14,8%**

Analisi della variazione % delle vendite per segmento	Variazione totale del semestre	crescita esterna	variazione organica	effetto cambio
Spirit	20,6%	13,3%	3,7%	3,7%
Wine	3,9%	3,9%	-0,8%	0,8%
Soft drink	0,2%	0,0%	0,2%	0,0%
Altre vendite	61,1%	48,9%	10,6%	1,6%
Totale	**14,8%**	**9,8%**	**2,5%**	**2,6%**

Spirit

Le vendite nette degli *spirit* sono state pari a € 293,2,milioni, con una crescita complessiva del 20,6% rispetto al primo semestre dello scorso anno; escludendo il rilevante contributo della crescita esterna (13,3%) e il positivo effetto cambio (3,7%), il segmento ha conseguito una crescita organica del 3,7%.

Le vendite nette di **Campari** hanno avuto una contrazione organica del 6,7%, che, grazie al positivo effetto cambio, prevalentemente imputabile al Real brasiliano, si riduce al 4,6% a cambi correnti.

Il risultato non positivo è stato determinato da un rallentamento delle vendite nel secondo trimestre dell'anno, volto a ridurre gli *stock* nei canali distributivi in vista dell'introduzione del nuovo *packaging*.

Il *restyling* delle forme e della veste grafica del prodotto rinnova, rendendo più contemporaneo, il *packaging* presente della marca.

Oltre a ciò, le vendite di Campari del secondo trimestre dell'anno relative ad alcuni importanti mercati europei in cui il Gruppo opera tramite reti vendita di terzi sono risultate penalizzate anche da un confronto sfavorevole con i risultati dello scorso anno, positivamente influenzati dagli effetti sugli *stock* indotti dalla sostituzione di alcuni distributori.

Per quanto concerne l'andamento dei consumi della marca nei mercati principali, si conferma il *trend* più che soddisfacente registrato in Germania nel primo trimestre dell'anno.

La marca **SKYY** (SKYY Vodka e la gamma *flavour*), ha chiuso il primo semestre dell'anno con una crescita organica del 12,9% (+17,9% a cambi correnti, includendo il positivo effetto della rivalutazione del Dollaro USA).

Negli Stati Uniti, dove la marca sviluppa circa il 85% dei suoi volumi e dove continua a registrare con grande regolarità tassi di crescita a due cifre dei consumi, la *performance* di vendita del semestre è stata del 12,3%.

Inoltre, seppure con tassi di crescita inferiori rispetto a quelli dello scorso anno, continua ad essere positivo anche l'andamento complessivo delle vendite nei mercati di esportazione (+17,9%), in particolare Italia, Germania e Canada.

Le vendite di **CampariSoda**, quasi totalmente concentrate sul mercato italiano, hanno chiuso il primo semestre dell'anno con una contrazione del 1,7%.

Aperol continua a evidenziare un *trend* delle vendite decisamente positivo, con una crescita nel semestre pari al 23,2%.

Il risultato è determinato principalmente dal mercato italiano, dove la marca mostra sin dal momento dell'acquisizione una robusta e ininterrotta crescita a due cifre.

Positivo anche lo sviluppo delle esportazioni del *brand* a nuovi mercati: oltre al mercato tedesco, che continua ad evidenziare un'incoraggiante crescita delle vendite, Aperol è stato introdotto in un numero selezionato di mercati, tra cui il promettente mercato americano.

Il semestre è stato positivo anche per le vendite di **Aperol Soda** (+12,4%), presente solo sul mercato italiano. Nel 2006 è ripresa la comunicazione pubblicitaria sulla marca con un nuovo *spot* televisivo.

Nei primi sei mesi del 2006 le vendite dei *brand* brasiliani hanno realizzato una crescita complessiva del 10,4% in valuta locale (35,9% a cambi correnti, grazie alla forte rivalutazione del Real brasiliano).

Sia l'*aguardiente* **Dreher** che gli ***admix whiskies*** Old Eight e Drury's hanno incrementato le vendite con tassi di crescita a due cifre.

Le vendite di **Ouzo 12** registrano una crescita complessiva del 13,8%, grazie all'ottimo risultato conseguito sull'importante mercato tedesco.

Vendite invece in contrazione sul mercato greco, dove comunque il *sell in* del secondo importante trimestre dell'anno, è risultato penalizzato dal confronto sfavorevole con lo scorso anno in cui, nel mese di aprile, fu introdotto il nuovo *packaging*.

Nel semestre, **Cynar** ha avuto una flessione del 12,9% rispetto allo scorso anno (–9,5% a cambi correnti) come conseguenza dell'andamento negativo delle vendite sia in Brasile che in Italia, ovvero nei due mercati principali per la marca.

Il mercato italiano dei *ready-to-drink* continua a evidenziare il pesante *trend* negativo che ha caratterizzato il 2005: le vendite di **Campari Mixx**, conseguentemente, hanno registrato una contrazione del 42,8% rispetto al primo semestre 2005.

Tra gli altri marchi di *spirit* del Gruppo, sono in lieve flessione le vendite del mirto Zedda Piras e in leggera crescita quelle di Biancosarti.

Relativamente ai ***brand*** **di terzi**, le vendite del semestre hanno evidenziato un andamento gobalmente positivo:

- per gli *Scotch whiskies*, una crescita organica a cambi costanti del 12,6% (16,8% a cambi correnti) determinata principalmente dal buon risultato di Cutty Sark negli Stati Uniti;
- per *tequila* 1800, una crescita del 9,2% in valuta locale (+14,3 % a cambi correnti), sempre sul mercato statunitense;
- per Jägermeister, +5,1% sul mercato italiano;
- per Grand Marnier, distribuito in Germania, Italia e Svizzera, +6,3% globale, con una buona *performance* in Italia.

Wine

Nel primo semestre del 2006 le vendite nette degli *wine* sono state pari a € 47,5 milioni e globalmente il segmento ha avuto un incremento del 3,9% rispetto allo scorso anno; la crescita è stata interamente determinata dalle vendite dei vini Teruzzi & Puthod, consolidate a partire da gennaio 2006.

Escludendo anche il limitato impatto positivo dei cambi (+0,8%), il comparto degli *wine* ha avuto una variazione organica delle vendite leggermente negativa (-0,8%).

Tra i *brand* principali, gli ***spumanti Cinzano*** hanno evidenziato un andamento positivo, con una crescita organica del 15,7% (15,4% a cambi correnti).

Molto soddisfacente è stato il risultato di vendita conseguito in Gemania, dove la gamma è stata completamente rinnovata nel *packaging* e ampliata con l'inserimento di nuove tipologie di spumanti.

Le vendite hanno avuto per contro una contrazione sul mercato italiano per il quale tuttavia, a differenza di quello tedesco, le vendite della prima metà dell'anno hanno una significatività relativamente limitata.

Le vendite del ***vermouth Cinzano*** hanno registrato una flessione del 9,1% a cambi costanti (-7,3% a cambi correnti).

La marca, a differenza degli altri *core brand*, non avendo una chiara concentrazione delle vendite nei mercati presidiati dal Gruppo con una propria rete di vendita diretta, presenta una maggiore volatilità di risultati per il fatto di essere più esposta alle politiche di stock dei molti distributori locali.

I vini ***Sella & Mosca***, hanno chiuso il semestre con una crescita organica del 3,5% (3,7% a cambi correnti), evidenziando una sostanziale stabilità in Italia, principale mercato, e un incremento delle vendite nei mercati internazionali.

Relativamente agli altri marchi del Gruppo, le vendite del periodo sono state in flessione per gli spumanti ***Riccadonna*** e i vini ***Cantina Serafino*** e in crescita per lo spumante ***Mondoro***, che in Russia, suo primo mercato, sta crescendo molto bene e rafforzando la sua posizione nel segmento degli spumanti italiani *premium*.

Soft drink

Nel primo semestre del 2006 i *soft drink* hanno realizzato vendite nette per € 71,9 milioni, sostanzialmente in linea con lo stesso periodo dello scorso anno (+0,2%).

L'andamento è stato positivo per ***Crodino*** (+3,3%) e in contrazione per la linea ***Lemonsoda***, ***Oransoda*** e ***Pelmosoda*** (-3,4%) e per le ***acque minerali.***

Una modesta crescita delle vendite è stata infine realizzata da ***Lipton Ice Tea***, marchio di terzi distribuito sul mercato italiano, +1,4%.

Altre vendite

Questo segmento, marginale e complementare agli altri, include i ricavi derivanti dalle attività di *co-packing* e dalla vendita a terzi di materie prime e semilavorati.

Nel primo semestre del 2006 le "altre vendite" sono state pari a € 5,1 milioni e hanno evidenziato una crescita complessiva del 61,1%.

A partire dal 15 marzo 2006, in questo segmento vengono rilevate le vendite di *new fillings*, ovvero del distillato di malto prodotto e venduto da Glen Grant Distillery Company Ltd. al gruppo Pernod Ricard, in base agli accordi stipulati al momento dell'acquisizione di Glen Grant, Old Smuggler e Braemar.

Nel periodo in oggetto, tali vendite sono riportate come crescita esterna di questo segmento e sono quantificabili nel 48,9%.

Situazione economica consolidata del primo semestre 2006

	Primo semestre 2006		Primo semestre 2005		Variazione
	€ milioni	%	€ milioni	%	%
Vendite nette	**417,8**	**100,0%**	**363,9**	**100,0%**	**14,8%**
Costo del venduto	(181,6)	-43,5%	(150,3)	-41,3%	20,8%
Margine lordo	**236,3**	**56,5%**	**213,6**	**58,7%**	**10,6%**
Pubblicità e promozioni	(70,9)	-17,0%	(62,9)	-17,3%	12,8%
Costi di vendita e distribuzione	(50,0)	-12,0%	(43,2)	-11,9%	15,7%
Margine commerciale	**115,3**	**27,6%**	**107,5**	**29,5%**	**7,3%**
Spese generali e amministrative e altri oneri e proventi operativi	(29,4)	-7,0%	(26,5)	-7,3%	10,8%
Risultato della gestione ordinaria	**86,0**	**20,6%**	**81,0**	**22,3%**	**6,2%**
Altri (oneri) e proventi non ordinari	(0,1)	0,0%	2,6	0,7%	-102,9%
Risultato Operativo	**85,9**	**20,6%**	**83,6**	**23,0%**	**2,8%**
Proventi (oneri) finanziari netti	(5,5)	-1,3%	(4,7)	-1,3%	16,2%
Quota di utile (perdita) di società valutate con il metodo del patrimonio netto	(0,0)	0,0%	(0,2)	-0,1%	-92,7%
Utile prima delle imposte	**80,4**	**19,2%**	**78,6**	**21,6%**	**2,3%**
Imposte	(22,5)	-5,4%	(23,4)	-6,4%	-3,7%
Utile netto	**57,9**	**13,9%**	**55,2**	**15,2%**	**4,8%**
Interessi di minoranza	(2,3)	-0,6%	(1,8)	-0,5%	28,4%
Utile netto del Gruppo	**55,5**	**13,3%**	**53,4**	**14,7%**	**4,0%**
Totale ammortamenti	(9,3)	-2,2%	(8,5)	-2,3%	10,4%
EBITDA	**95,2**	**22,8%**	**92,0**	**25,3%**	**3,5%**
EBITDA prima di altri oneri e proventi non ordinari	**95,3**	**22,8%**	**89,4**	**24,6%**	**6,6%**

Le **vendite nette** del semestre sono state pari a € 417,8 milioni, con un incremento del 14,8% rispetto allo scorso anno; come già commentato nel paragrafo precedente, la crescita organica è stata del 2,5%, l'impatto della crescita esterna è stato molto significativo, il 9,8% e al risultato complessivo ha contribuito anche un effetto cambi positivo pari al 2,6%.

Il **costo del venduto** evidenzia un incremento dell'incidenza percentuale sulle vendite nette, che passa dal 41,3% al 43,5%, per via dell'effetto diluitivo indotto dallo sviluppo esterno del *business*; si rammenta in tal senso che i *brand* di terzi oggetto dei nuovi accordi distributivi presentano una marginalità inferiore rispetto a quella del *business* organico del Gruppo.

Tale effetto perimetro ha un impatto negativo sul costo del venduto, e quindi diluitivo del margine lordo, di 2,8 punti percentuali.

Al contrario, le spese di produzione si riducono di 0,6 punti percentuali in termini di incidenza sulle vendite in quanto, pur includendo per la prima volta i costi relativi alla distilleria Glen Grant, beneficiano integralmente degli effetti del piano di ristrutturazione industriale realizzato in Italia.

I **costi per pubblicità e promozioni** del semestre rappresentano il 17,0% delle vendite, con un'incidenza lievemente inferiore allo scorso anno (17,3%).

Anche questa variazione, di segno opposto rispetto a quella evidenziata per il costo del venduto, è correlata ai nuovi *brand* distribuiti dal Gruppo, per i quali il pur elevato investimento promozionale e pubblicitario è stato in parte compensato dai contributi ricevuti dai proprietari dei marchi.

È infatti opportuno ricordare che i costi promozionali e pubblicitari evidenziati nel conto economico sono sempre esposti al netto dei contributi ricevuti in virtù degli accordi di distribuzione in essere.

Al lordo di tale effetto perimetro, l'incidenza della spesa promozionale e pubblicitaria relativa al *business* organico del Gruppo è incrementata di 0,5 punti percentuali nel primo semestre dell'anno, per via delle nuove campagne pubblicitarie realizzate nel periodo in oggetto.

I costi di **vendita e distribuzione** hanno mantenuto invariata al 12,0% la loro incidenza sulle vendite (11,9% nel primo semestre 2005).

I costi di distribuzione, per natura prevalentemente variabili, come atteso sono cresciuti proporzionalmente allo sviluppo delle vendite.

Per quanto concerne invece i costi delle strutture di vendita e di *marketing*, che hanno una componente più consistente di costi fissi, la crescita in valore assoluto e il mantenimento di una immutata incidenza percentuale sulle vendite rispetto all'anno precedente è imputabile al potenziamento delle strutture commerciali e *marketing* del Gruppo.

Negli Stati Uniti ciò si è reso necessario per gestire adeguatamente le nuove marche in distribuzione; in altri mercati, ritenuti di importanza strategica per lo sviluppo futuro del *business*, si è ritenuto opportuno investire nel rafforzamento delle strutture commerciali e di *marketing* per poter adeguatamente cogliere le opportunità che tali mercati oggi presentano.

Poiché nel secondo semestre dell'anno le vendite sono normalmente più elevate che nel primo, si ritiene che su base annuale, già nel 2006, i costi delle strutture di vendita e di *marketing* avranno un'incidenza sulle vendite inferiore a quanto evidenziato nel 2005.

Il **margine commerciale** del primo semestre 2006 è stato pari a € 115,3 milioni, con una crescita totale del 7,3% rispetto al corrispondente periodo dello scorso anno, determinata:

- per il 2,0% dalla crescita organica;
- per il 3,2% dalla crescita esterna;
- per il 2,1% dal positivo effetto cambio.

La voce **spese generali e amministrative e altri oneri e proventi operativi**, evidenzia sul semestre una riduzione dell'incidenza percentuale sulle vendite, che passa dal 7,3% del 2005 al 7,0% del 2006, con una crescita complessiva del 10,8%.

Tuttavia, escludendo l'effetto perimetro e l'effetto cambio, l'incremento organico di tali costi è stato del 5,0%, determinato in misura significativa da oneri non ricorrenti per consulenze organizzative.

Si ricorda che con l'adozione dei nuovi principi contabili internazionali (IAS 38), viene meno l'ammortamento delle differenze di consolidamento e dei marchi aventi vita utile indefinita.

Conseguentemente, la voce "ammortamento relativo all'avviamento e ai marchi" non compare nella struttura di conto economico adottata ai fini IAS / IFRS dei due periodi posti a confronto.

Il **risultato della gestione ordinaria** del periodo è stato di € 86,0 milioni, in crescita del 6,2% rispetto allo scorso anno e rappresenta un livello di redditività del 20,6% (22,3% nel primo semestre 2005).

La voce **proventi e oneri non ordinari** evidenzia nel semestre un saldo netto negativo di € 0,1 milioni; nello stesso periodo dello scorso anno la voce evidenziava un saldo netto positivo di € 2,6 milioni, che includeva una plusvalenza realizzata sulla vendita di proprietà immobiliari in Svizzera (per € 1,9 milioni) e una sopravvenienza di natura straordinaria riportata in Brasile (per € 0,7 milioni).

L'impatto differenziale di questa voce del conto economico sul risultato operativo del Gruppo è pertanto negativo per € 2,7 milioni.

Il **risultato operativo** è pari a € 85,9 milioni, risulta in crescita del 2,8% rispetto allo scorso anno e rappresenta un margine del 20,6% (23,0% nel primo semestre del 2005).

Gli **ammortamenti** complessivi del periodo, materiali e immateriali, sono stati pari a € 9,3 milioni, con un aumento di € 0,8 milioni rispetto allo scorso anno; conseguentemente, i due indicatori "EBITDA prima di proventi e oneri non ordinari" ed EBITDA, che rappresentano la redditività prima di tutti gli ammortamenti, mostrano un tasso di crescita più elevato, rispettivamente, del risultato della gestione ordinaria e del risultato operativo.

L'EBITDA prima di proventi e oneri non ordinari è stato pari a € 95,3 milioni, in crescita del 6,6% e l'**EBITDA** pari a € 95,2 milioni, in crescita del 3,5%.

Gli **oneri finanziari netti** del primo semestre sono stati € 5,5 milioni, superiori a quelli dello scorso anno, pari a € 4,7 milioni.

Tale variazione risulta determinata dal maggiore indebitamento conseguente all'acquisizione di Glen Grant, per € 130 milioni circa, perfezionata il 15 marzo 2006.

Nel primo semestre 2006, la quota parte di **utile o perdita delle società valutate col metodo del patrimonio netto**, evidenzia un saldo netto pari a zero e si confronta con la perdita di € 0,2 milioni dello scorso anno.

Si rammenta che le entità consolidate con il metodo del patrimonio netto sono quattro società commerciali che distribuiscono i prodotti del Gruppo e di altri soci in importanti mercati europei: Belgio, Olanda, Regno Unito e Spagna.

L'utile prima delle imposte e degli interessi di minoranza del periodo è stato pari a € 80,4 milioni, in crescita del 2,3% rispetto a quello dello scorso anno.

Dopo **imposte** di competenza del periodo per € 22,5 milioni, l'**utile netto** del primo semestre dell'anno è stato di € 57,9 milioni, in crescita del 4,8%.

Gli **interessi di minoranza**, ovvero la quota di utile netto di competenza di terzi, è stata di € 2,3 milioni, superiore a quella rilevata nel primo semestre dello scorso anno, pari a € 1,8 milioni.

Tale voce è costituita essenzialmente dalla quota di pertinenza di terzi dell'utile realizzato da Skyy Spirits, LLC, che, nel periodo in oggetto, ha avuto uno sviluppo a due cifre.

Peraltro, nel 2006, la deduzione della quota di utile di competenza di terzi risulta accresciuta anche dalla rivalutazione del Dollaro USA.

Dedotti gli interessi di minoranza, **l'utile netto di pertinenza del Gruppo** del primo semestre del 2006, pari a € 55,5 milioni, risulta in crescita del 4,0% rispetto al 2005 ed evidenzia un'incidenza del 13,3% sulle vendite nette consolidate del periodo.

Redditività per area di business

Lo IAS 14 prevede venga fornito un approfondimento economico settoriale, sia per segmenti di attività che per aree geografiche, identificando fra questi due il settore di analisi ritenuto primario e oggetto di un'informativa più completa.

La dimensione di analisi del *business* ritenuta primaria dal Gruppo Campari è quella per segmenti di attività, vale a dire *spirit*, *wine*, *soft drink* e il segmento complementare altre vendite e pertanto, per tali quattro aree di *business*, viene presentata un'analisi dei risultati economici.

Il livello di redditività considerato più efficace per misurare la *performance* dei singoli segmenti è il margine commerciale, che mostra la profittabilità generata da ricavi e costi direttamente imputabili ai singoli prodotti. Nel primo semestre del 2006, il margine commerciale consolidato del Gruppo è stato di € 115,3 milioni, in crescita del 7,3% rispetto al corrispondente periodo dello scorso anno.

	Primo semestre 2006		Primo semestre 2005		2006/2005
Margine commerciale	€ milioni	in % totale	€ milioni	in % totale	variazione %
Spirit	94,1	81,6%	84,8	78,1%	11,0%
Wine	4,3	3,8%	6,2	5,7%	-29,5%
Soft drink	15,7	13,6%	17,0	15,6%	-7,7%
Altro	1,2	1,1%	0,7	0,6%	86,3%
Margine commerciale delle aree di *business*	115,3	100,0%	108,6	100,0%	6,2%
Costi di produzione non allocati			(1,1)		
Margine commerciale consolidato	**115,3**		**107,5**		**7,3%**

La tabella sopra riportata presenta l'evoluzione del margine commerciale per ciascuna area di *business* e, relativamente al primo semestre del 2005, la riconciliazione con il margine commerciale consolidato del Gruppo. Nel 2005 era stata infatti evidenziata la parte di costi di produzione relativi allo stabilimento di Novi Ligure non direttamente allocabile ai *brand* in esso prodotti, pari a € 1,1 milioni nel primo semestre.

In relazione a ciò, si rammenta che la nuova importante realtà industriale del Gruppo era diventata operativa sin dall'inizio del 2004, con le produzioni di Cinzano, Cynar, Jägermeister e Biancosarti, ma che il piano di riorganizzazione è stato completato, come previsto, solo nella seconda parte del 2005, quando lo stabilimento di Novi Ligure ha iniziato le produzioni di Campari e CampariSoda.

Nel primo semestre dell'anno gli *spirit* e il segmento complementare "altre vendite" hanno conseguito una crescita del margine commerciale, mentre gli *wine* e i *soft drink* hanno avuto una contrazione della redditività.

Redditività spirit

Nel primo semestre 2006 gli *spirit* hanno generato un margine commerciale di € 94,1 milioni, in crescita del 11,0% rispetto allo scorso anno, e pari al 32,1% delle vendite nette del segmento.

	Primo semestre 2006		Primo semestre 2005		2006/2005
	€ milioni	incidenza % sulle vendite del segmento	€ milioni	incidenza % sulle vendite del segmento	variazione %
Vendite nette	293,2	100,0%	243,1	100,0%	20,6%
Margine lordo	180,7	61,6%	162,0	66,6%	11,5%
Margine commerciale	94,1	32,1%	84,8	34,9%	11,0%

Gli *spirit*, che continuano ad essere il *business* del Gruppo a maggiore marginalità, rispetto allo scorso anno subiscono una contrazione di 5,0 punti percentuali a livello del margine lordo, che passa dal 66,6% al 61,6% per via del forte impatto diluitivo indotto dalla crescita esterna intervenuta nel periodo (prevalentemente relativa a *brand* di terzi in distribuzione).

Per quanto concerne i *brand* del Gruppo, l'andamento non positivo di Campari e CampariSoda è stato invece più che compensato, in termini di redditività, dall'ottima performance di SKYY Vodka e Aperol, generando pertanto un miglioramento della marginalità misurata a perimetro costante.

A livello del margine commerciale, gli *spirit* recuperano una parte della redditività persa a livello del costo del venduto e l'erosione si riduce a 2,8 punti percentuali.

I *brand* di terzi si caratterizzano infatti per un'incidenza degli investimenti promozionali e pubblicitari netti sensibilmente inferiore rispetto a quella dei brand del Gruppo.

Al netto della crescita esterna e dell'effetto cambio, gli *spirit* hanno comunque conseguito una crescita organica del margine commerciale del 5,2%, superiore alla crescita organica delle vendite, pari al 3,7%.

Redditività wine

Il margine commerciale degli *wine* del primo semestre 2006 è stato di € 4,3 milioni, in sensibile contrazione rispetto allo scorso anno (–29,5%).

	Primo semestre 2006		Primo semestre 2005		2006 / 2005
	€ milioni	incidenza % sulle vendite del segmento	€ milioni	incidenza % sulle vendite del segmento	variazione %
Vendite nette	47,5	100,0%	45,8	100,0%	3,9%
Margine lordo	22,3	46,9%	20,2	44,1%	10,5%
Margine commerciale	4,3	9,1%	6,2	13,5%	-29,5%

Premesso che l'impatto positivo della crescita esterna e dei cambi è stato del tutto trascurabile sulla redditività del segmento, il risultato economico negativo del semestre è interamente imputabile al *business* organico e in particolare alla crescita degli investimenti promozionali e pubblicitari realizzati nel periodo.

Infatti, come evidenziato nella tabella che sintetizza il conto economico del segmento, a fronte di una crescita delle vendite del 3,9%, il margine lordo cresce del 10,5%, mentre è solo a livello di margine commerciale che si rileva la pesante contrazione (29,5%).

L'andamento del margine lordo fornisce due indicazioni positive: in primo luogo a livello organico, grazie alle sinergie derivanti dalla ristrutturazione industriale attuata, si registra un miglioramento della redditività (ciò vale in particolare per il *brand* Cinzano); in secondo luogo l'apporto dei vini Teruzzi & Puthod non ha avuto un effetto distorsivo sul costo del venduto totale.

L'andamento del margine commerciale evidenzia invece una contrazione (interamente riconducibile a una maggiore spesa per investimenti in comunicazione) che, in termini percentuali, appare significativa, mentre in valore assoluto, corrisponde a soli € 1,9 milioni.

Redditività soft drink

Il margine commerciale dei *soft drink* è stato pari a € 15,7 milioni, con un'incidenza sulle vendite nette del 21,8% e una flessione del 7,7% rispetto allo scorso anno.

	Primo semestre 2006		Primo semestre 2005		2006/2005
	€ milioni	incidenza % sulle vendite del segmento	€ milioni	incidenza % sulle vendite del segmento	variazione %
Vendite nette	71,9	100,0%	71,8	100,0%	0,2%
Margine lordo	31,8	44,2%	31,9	44,4%	-0,2%
Margine commerciale	15,7	21,8%	17,0	23,7%	-7,7%

In questo segmento, le cui vendite sono totalmente concentrate in Italia, nel periodo non sono intervenuti effetti cambi né variazioni di perimetro.

A fronte di una complessiva stabilità sia delle vendite che del margine lordo, la contrazione del margine commerciale risulta determinata, anche in questo caso, esclusivamente da una maggiore spesa in pubblicità e promozioni; in particolare ha inciso sul risultato del periodo il costo di una nuova campagna pubblicitaria per la linea Lemonsoda, Oransoda e Pelmosoda, realizzata e trasmessa nel semestre.

È opportuno ricordare che il *brand* più importante del segmento, per vendite e marginalità, è l'aperitivo analcolico Crodino, che continua a essere supportato da una consistente, costante ed efficace comunicazione pubblicitaria.

Redditività altre vendite

La redditività del segmento complementare "altre vendite", che include le attività di *co-packing* e la vendita a terzi di materie prime e semilavorati, nel primo semestre dell'anno è stata di € 1,2 milioni, con una crescita di € 0,5 milioni, pari al 86,3%.

	Primo semestre 2006		Primo semestre 2005		2006/2005
	€ milioni	incidenza % sulle vendite del segmento	€ milioni	incidenza % sulle vendite del segmento	variazione %
Vendite nette	5,1	100,0%	3,2	100,0%	61,1%
Margine lordo	1,5	28,9%	0,7	21,1%	120,6%
Margine commerciale	1,2	24,1%	0,7	20,9%	86,3%

La crescita è correlata alla recente acquisizione di Glen Grant ed è interamente attribuibile alla vendita a terzi del distillato di malto, prodotto da Glen Grant Distillery Company Ltd.

SITUAZIONE FINANZIARIA

Rendiconto finanziario

La tabella sotto riportata presenta un rendiconto finanziario semplificato e riclassificato rispetto al rendiconto finanziario che fa parte dei prospetti di bilancio.
La riclassifica principale consiste nel non evidenziare i flussi di cassa relativi alle variazioni di indebitamento a breve e a lungo termine e alle variazioni di investimento in titoli negoziabili: in tal modo, il flusso di cassa totale assorbito (o generato) nel periodo, coincide con la variazione della posizione finanziaria netta.

	30 Giugno 2006 € milioni	30 Giugno 2005 € milioni
Utile netto	55,5	53,4
Ammortamenti e altre rettifiche per riconciliare l'utile netto al flusso di cassa	10,2	14,4
Variazione dei debiti e crediti fiscali e altre variazioni di attività e passività non finanziarie	2,1	8,8
Flusso di cassa generato dalle attività operative prima delle variazioni di capitale circolante	**67,8**	**76,6**
Variazione capitale circolante netto operativo	(27,3)	(29,3)
Flusso di cassa generato dalle attività operative	**40,5**	**47,3**
Flusso di cassa assorbito da investimenti	**(9,5)**	**(7,4)**
Free cash flow	**30,9**	**39,9**
Acquisizioni	(128,9)	(118,2)
Altre variazioni	(0,1)	0,5
Dividendo pagato dalla Capogruppo	(28,1)	(28,1)
Flusso di cassa assorbito da altre attività	**(157,1)**	**(145,8)**
Differenze cambio e altre variazioni	18,1	(19,9)
Totale flusso di cassa netto del periodo = Variazione delle posizione finanziaria netta	**(108,1)**	**(125,8)**
Posizione finanziaria netta di inizio del periodo	(371,4)	(230,0)
Posizione finanziaria netta di fine periodo	(479,5)	(355,8)

Nel primo semestre del 2006 c'è stato un assorbimento netto di risorse finanziarie pari a € 108,1 milioni, risultante dalla generazione di *free cash flow* per € 30,9 milioni e da un'uscita di flussi finanziari per complessivi € 157,1 milioni; il saldo netto finale è determinato anche da differenze di cambio e altre variazioni di natura contabile, complessivamente positive per € 18,1 milioni.

Il *free cash flow* del periodo di € 30,9 milioni, generato dalle attività operative, prima delle variazioni di capitale circolante operativo, per € 67,8 milioni, è inferiore di € 8,8 milioni rispetto a quello del primo semestre dello scorso anno che aveva beneficiato di imposte differite più elevate.

La variazione di capitale circolante operativo impatta negativamente sul flusso di cassa del periodo per € 27,3 milioni ma rappresenta un miglioramento rispetto al semestre dello scorso anno in cui era pari a – € 29,3 milioni.

È opportuno ricordare che il capitale circolante operativo al 30 giugno 2006 sconta, oltre al livello fisiologico più elevato rispetto al 31 dicembre, anche l'impatto in aumento relativo ai nuovi *brand* in distribuzione, stimabile in € 11,7 milioni.

Nel primo semestre 2006 infine gli investimenti industriali sono stati pari a € 9,5 milioni, più elevati per € 2,1 milioni rispetto al livello del 2005.

Per quanto concerne le uscite di cassa, oltre al pagamento del dividendo per € 28,1 milioni, invariato rispetto allo scorso anno, nel semestre il Gruppo ha effettuato l'acquisizione di Glen Grant, Old Suggler e Braemar nel mese di marzo, con un esborso di € 128,9 milioni.

Composizione dell'indebitamento netto

	30 Giugno 2006 € milioni	31 Dicembre 2005 € milioni
Cassa, banche e titoli	361,0	247,5
Debiti verso banche	(353,5)	(112,8)
Debiti per *leasing* immobiliare	(3,1)	(3,1)
Private placement e prestito obbligazionario	(9,1)	(9,6)
Altri debiti finanziari	(1,3)	(1,4)
Posizione finanziaria netta a breve termine	**(5,9)**	**120,6**
Debiti verso banche	(24,9)	(26,7)
Debiti per *leasing* immobiliare	(17,5)	(19,0)
Private placement e prestito obbligazionario	(386,7)	(397,7)
Altri debiti finanziari	(2,6)	(3,0)
Posizione finanziaria netta a medio-lungo termine	**(431,6)**	**(446,5)**
Posizione finanziaria relativa alle attività d'esercizio	**(437,5)**	**(325,9)**
Debiti per esercizio *put option* Skyy Spirits, LLC	(42,0)	(45,5)
Posizione finanziaria netta	**(479,5)**	**(371,4)**

L'indebitamento netto al 30 giugno 2006, pari a € 479,5 milioni, presenta un aumento di € 108,1, spiegato nelle variazioni dei flussi di cassa di cui sopra.
In particolare, la voce preponderante che ha influito su tale variazione negativa è stata l'acquisizione di Glen Grant,Old Smuggler e Braemar, che ha comportato un esborso finanziario di € 128,9 milioni.

L'acquisizione è stata finanziata tramite il ricorso a indebitamento bancario a breve, che ha determinato l'innalzamento dei debiti verso banche evidenziato nella tabella.
L'aumento di questa voce, oltre al finanziamento dell'acquisizione di Glen Grant, Old Smuggler e Braemar è altresì dovuto all'aumento di disponibilità finanziarie da parte del Gruppo, come evidenzia l'aumento della voce Cassa, banche e titoli.

La variazione nel debito per esercizio delle *put option* detenute dal *management* di Skyy Spirits, LLC è riferito alle variazioni nei tassi di interesse e nei tassi di cambio usati per l'attualizzazione del debito stesso.

Situazione patrimoniale del Gruppo

	30 Giugno 2006 € milioni	31 Dicembre 2005 € milioni
Attivo immobilizzato	1.018,8	925,7
Altre attività e passività non correnti	(43,6)	(45,4)
Capitale circolante operativo	269,2	222,5
Altre attività e passività correnti	(39,8)	(35,6)
Totale capitale investito	**1.204,6**	**1.067,2**
Patrimonio netto	725,1	695,8
Posizione finanziaria netta	479,5	371,4
Totale fonti di finanziamento	**1.204,6**	**1.067,2**

La struttura patrimoniale del Gruppo presenta un capitale investito di € 1.204,6 milioni al 30 giugno 2006, in aumento di € 137,4 milioni rispetto al 31 dicembre 2005.

Due sono le variazioni significative che giustificano questo aumento.

In primo luogo l'aumento di capitale circolante, sopra commentato, pari a € 46,7 milioni, che include gli effetti derivanti dai cambiamenti di perimetro avvenuti nel Gruppo; in secondo luogo l'attivo immobilizzato che registra un aumento di € 93,2 milioni in quanto recepisce l'iscrizione dei marchi acquisiti Glen Grant, Old Smuggler e Braemar.

La struttura finanziaria del Gruppo, a seguito dell'aumento dell'indebitamento netto commentato al paragrafo precedente, vede aumentare l'incidenza di tale indebitamento rispetto al patrimonio netto, che passa dal 53,4% a fine dicembre 2005 al 66,1% alla fine del primo semestre 2006.

EVENTI SUCCESSIVI ALLA CHIUSURA DEL SEMESTRE

Acquisto della quota residua di Longhi & Associati S.r.l.

Il 2 agosto 2006, è stato perfezionato l'acquisto da parte di Lacedaemon BV delle quote residue di minoranza di Longhi & Associati S.r.l., pari al 15% del capitale.

Pertanto, il Gruppo detiene ora l'intero capitale della società.

Fusione per incorporazione di Barbero 1891 S.p.A. in Davide Campari-Milano S.p.A.

In data 6 settembre 2006, il consiglio di amministrazione di Barbero 1891 S.p.A. ha deliberato il progetto unitario di fusione per incorporazione di Barbero 1891 S.p.A. in Davide Campari-Milano S.p.A; tale progetto é stato successivamente approvato dal Consiglio di Amministrazione di Davide Campari-Milano S.p.A il 11 settembre 2006.

La fusione avverrà nell'ultimo trimestre dell'esercizio e i relativi effetti contabili e fiscali saranno retrodatati al 1 gennaio 2006.

EVOLUZIONE PREVEDIBILE DELLA GESTIONE

L'andamento generale del Gruppo Campari nel primo semestre dell'anno ha evidenziato un'evoluzione positiva sia delle vendite che dei risultati economici, sostenuti sia da una solida crescita esterna che da un più contenuto sviluppo della parte organica del *business*.

Nel secondo trimestre dell'anno tuttavia si è riscontrato un certo rallentamento nella crescita dei risultati del Gruppo: ciò, anche se determinato principalmente da fattori gestionali contingenti e non da chiare tendenze

negative riscontrate sulla generalità dei mercati, deve necessariamente orientare le previsioni di breve periodo a un più cauto ottimismo.

Infatti, se da alcuni mercati continuano ad arrivare segnali positivi sulle tendenze dei consumi e sulla solidità dei marchi (è il caso per esempio degli Stati Uniti, del Brasile e della Germania), è innegabile che in altri, come l'Italia, si debbano realisticamente affrontare situazioni più complesse, in cui la crescita interna continua a essere modesta.

In relazione all'andamento sul mercato domestico, si ritiene comunque che nel medio periodo si potranno recuperare i tassi di crescita registrati nel recente passato, in quanto i primi concreti segnali di ripresa dell'economia dovrebbero avere un buon impatto sui consumi del settore.

INVESTOR INFORMATION

Il titolo Campari nel primo semestre 2006

Nel primo semestre del 2006 il quadro macroeconomico resta positivo, pur in presenza di timori di inflazione e di apprezzamento dell'Euro.

Le principali economie europee mostrano segnali di ripresa, con indici di fiducia di imprese e consumatori ai massimi degli ultimi anni.

Relativamente al mercato azionario italiano, nel primo semestre del 2006, tutti gli indici hanno registrato un andamento positivo.

Questo rialzo è stato tuttavia penalizzato dai timori legati agli elevati livelli del prezzo del petrolio e da aspettative su nuove strette monetarie.

Dopo il lungo *rally* iniziato a fine 2005, nel mese di maggio questi timori infatti hanno determinato uno storno dei corsi azionari che ha interessato principalmente le società a capitalizzazione più elevata.

Rispetto a fine 2005 il Mibtel ha registrato una crescita del 3,4%, lo S&P / MIB del 1,3% e il Midex del 11,4%.

Nell'ambito di un contesto macroeconomico caratterizzato da un crescente ottimismo, il titolo Campari ha ottenuto un'ottima performance nel corso del primo semestre, trainata soprattutto dall'annuncio di solidi risultati.

Nel corso del primo semestre il titolo Campari, quotato al segmento *Blue Chip* del Mercato Telematico Azionario, ha registrato un incremento in termini assoluti del 29,8% rispetto al prezzo di chiusura al 31 dicembre 2005 e una *performance* relativa positiva del 26,4% rispetto all'indice di mercato (Mibtel) e del 25,4% rispetto all'indice di settore FTSEurofirst Beverages.

Il 30 giugno 2006 il titolo Campari ha registrato il prezzo massimo storico a € 8,10.

Il prezzo minimo di chiusura nel periodo di riferimento, registrato il 17 gennaio 2006, è stato pari a € 6,28.

Nel primo semestre del 2006 la trattazione delle azioni Campari ha raggiunto un controvalore medio giornaliero di € 3,9 milioni e un volume medio giornaliero di 540 mila azioni.

Al 30 giugno 2006 la capitalizzazione di borsa risulta pari a € 2.352 milioni.

Andamento del titolo Campari e degli indici Mibtel e FTSEurofirst Beverages dal 1 gennaio 2006


Prezzo azione Campari (Euro)
Q.tà scambiate (migliaia di azioni)
Gen-06
Feb-05
Mar-06
Apr-06
Mag-06
Giu-06
Campari (Q.tà scambiate)
Campari (prezzo azione)
Mibtel (ribasato)
FTSEurofirst Beverages (ribasato)

Aggiornamento struttura azionaria

Al 30 giugno 2006 gli azionisti rilevanti risultano essere i seguenti:

Azionista (1)	Numero di azioni ordinarie	% su capitale sociale
Alicros S.p.A.	148.104.000	51,000%
Cedar Rock Capital	21.857.798	7,527%
Davide Campari-Milano S.p.A. (2)	9.043.987	3,114%
Lazard Asset Management	6.036.870	2,079%

(1) Non risultano altri azionisti, al di fuori di quelli sopra evidenziati, con una partecipazione al capitale superiore al 2% che abbiano dato comunicazione a Consob e a Davide Campari-Milano S.p.A. ai sensi dell'articolo 117 del Regolamento Consob 11971/99 in merito agli obblighi di notificazione delle partecipazioni rilevanti.

(2) Azioni proprie finalizzate a servire il piano di *stock option*.

Si segnala che successivamente alla chiusura del semestre, alla data dell'approvazione della Relazione Semestrale, Davide Campari-Milano S.p.A. risulta detenere 3.350.547 azioni proprie, corrispondenti al 1,154% del capitale sociale.

Informazioni sull'azione

Il 26 aprile 2006 l'assemblea degli azionisti ha approvato il bilancio relativo all'esercizio 2005 deliberando la distribuzione di un dividendo di € 0,10 per ciascuna azione con stacco della cedola numero 2 in data 8 maggio 2006.

Il dividendo è stato posto in pagamento a partire dal successivo 11 maggio.

Tale dividendo rappresenta un rendimento, calcolato allo stacco della cedola, pari al 1,3%.

Informazioni sull'azione [1]		Primo semestre 2006	2005	2004	2003	2002	2001
Prezzo di riferimento azione:							
Prezzo a fine periodo	€	8,10	6,24	4,73	3,85	3,00	2,64
Prezzo massimo	€	8,10	6,78	4,78	3,85	3,78	3,10
Prezzo minimo	€	6,28	4,48	3,57	2,74	2,53	2,18
Prezzo medio	€	7,15	5,74	4,04	3,30	3,16	2,72
Capitalizzazione e volume:							
Volume medio giornaliero [2]	N. azioni	539.689	487.006	429.160	378.940	530.930	723.750
Controvalore medio giornaliero [2]	€ milioni	3,9	2,8	1,7	1,3	1,7	2,1
Capitalizzazione di borsa a fine periodo	€ milioni	2.352	1.812	1.372	1.117	871	766

(1) Frazionamento delle azioni in ragione di dieci nuove azioni ogni azione posseduta divenuto effettivo il 9 maggio 2005.

(2) *Initial Public Offering* avvenuta il 6 luglio 2001 al prezzo di collocamento di € 3,1 per azione; il volume medio giornaliero esclusa la prima settimana di negoziazione è pari a 422.600 azioni nel 2001; il controvalore medio giornaliero esclusa la prima settimana di negoziazione è pari a € 1.145 migliaia nel 2001.

BILANCIO CONSOLIDATO

PROSPETTI CONTABILI

Conto economico consolidato

	Note	30 Giugno 2006 (€ / 000)	30 Giugno 2005 (€ / 000)
Vendite nette		**417.820**	**363.854**
Costo del venduto		(181.567)	(150.288)
Margine lordo		**236.253**	**213.566**
Pubblicità e promozioni		(70.898)	(62.856)
Costi di vendita e distribuzione		(50.013)	(43.232)
Margine commerciale		**115.342**	**107.478**
Spese generali e amministrative e altri costi operativi		(29.368)	(26.511)
Altri (oneri) e proventi non ordinari		(75)	2.591
Risultato Operativo		**85.899**	**83.558**
Proventi (oneri) finanziari netti		(5.489)	(4.724)
Quota di utile (perdita) di società valutate con il metodo del patrimonio netto		(16)	(216)
Utile prima delle imposte		**80.394**	**78.618**
Imposte	17	(22.498)	(23.374)
Utile netto		**57.896**	**55.244**
Interessi di minoranza		(2.350)	(1.831)
Utile netto del Gruppo		**55.546**	**53.413**
Utile base per azione (€)		0,20	0,19
Utile diluito per azione (€)		0,19	0,19

Stato patrimoniale consolidato

	Note	30 Giugno 2006 (€/000)	31 Dicembre 2005 (€/000)
ATTIVITÀ			
Attività non correnti			
Immobilizzazioni materiali nette	8	156.457	152.479
Attività biologiche	9	14.436	13.497
Investimenti immobiliari		4.586	4.586
Avviamento e marchi	10	838.976	750.610
Attività immateriali a vita definita		3.679	3.810
Partecipazioni in società collegate e joint-venture		632	591
Imposte anticipate		16.653	16.543
Altre attività non correnti	11	6.391	11.076
Totale attività non correnti		**1.041.811**	**953.192**
Attività correnti			
Rimanenze	12	186.992	135.283
Crediti commerciali		229.233	237.416
Crediti finanziari, quota a breve		2.762	3.150
Cassa, banche e titoli	15	360.965	247.535
Altri crediti		22.590	24.244
Totale attività correnti		**802.541**	**647.628**
Attività non correnti destinate alla vendita		78	78
Totale attività		**1.844.431**	**1.600.898**
PASSIVITÀ E PATRIMONIO NETTO			
Patrimonio netto			
Capitale		29.040	29.040
Riserve	16	693.857	664.525
Patrimonio netto di pertinenza della Capogruppo		722.897	693.565
Patrimonio netto di pertinenza di terzi		2.191	2.215
Totale patrimonio netto		**725.088**	**695.780**
Passività non correnti			
Prestiti obbligazionari	13	335.832	374.556
Altre passività finanziarie non correnti	13	138.033	122.812
Trattamento di fine rapporto e altri fondi relativi al personale		14.359	14.288
Fondi per rischi e oneri futuri	14	6.421	10.115
Imposte differite		45.611	43.304
Altre passività non correnti		-	-
Totale passività non correnti		**540.256**	**565.075**
Passività correnti			
Debiti verso banche	13	353.462	112.839
Altri debiti finanziari		16.160	17.193
Debiti verso fornitori		147.035	150.199
Debiti verso l'erario		29.221	25.058
Altre passività correnti		33.209	34.754
Totale passività correnti		**579.088**	**340.043**
Totale passività e patrimonio netto		**1.844.431**	**1.600.898**

Rendiconto finanziario consolidato

	Note	30 Giugno 2006 (€/000)	30 Giugno 2005 (€/000)
Flussi di cassa generati (assorbiti) da attività operative			
Utile netto del gruppo		55.546	53.413
Rettifiche per riconciliare l'utile netto al flusso di cassa			
Ammortamenti		9.338	8.459
Plusvalenze da cessioni di immobilizzazioni		(450)	(1.886)
Accantonamenti fondi		555	(499)
Utilizzo di fondi		(1.575)	
Imposte differite		4.287	7.693
Effetti valutativi		158	
Altre voci che non determinano movimenti di cassa		(2.135)	634
Variazione debiti e crediti fiscali		8.978	5.832
Variazione capitale circolante netto operativo		(27.325)	(29.307)
Altre variazioni di attività e passività non finanziarie		(6.891)	2.957
		40.488	**47.296**
Flussi di cassa generati (assorbiti) da attività di investimento			
Acquisizione di immobilizzazioni materiali e immateriali		(9.986)	(10.666)
Proventi da cessioni di immobilizzazioni materiali		438	3.254
Acquisizione di società o quote in società controllate	6	(128.904)	(118.164)
Variazione netta dei titoli		882	(15.492)
Altre variazioni		(361)	89
		(137.932)	**(140.979)**
Flusso di cassa generato (assorbito) da attività di finanziamento			
Rimborsi debiti a medio-lungo termine		(1.678)	(1.475)
Variazione netta dei debiti verso banche a breve termine		240.623	60.407
Variazione altri debiti e crediti finanziari		(2.597)	25.847
Dividendo pagato dalla Capogruppo		(28.136)	(28.105)
		208.212	**56.674**
Differenze cambio e altri movimenti di patrimonio netto			
Differenze cambio su capitale circolante netto operativo		3.364	(13.177)
Altre differenze cambio e altri movimenti di patrimonio netto		179	9.228
		3.543	**(3.949)**
Variazione netta disponibilità e mezzi equivalenti: aumento (diminuzione)		**114.311**	**(40.958)**
Disponibilità e mezzi equivalenti all'inizio del periodo		245.061	239.484
Disponibilità e mezzi equivalenti alla fine del periodo	15	359.373	198.526

Prospetto delle variazioni di patrimonio netto

	Patrimonio netto del Gruppo					Interessi	Patrimonio
	Capitale	Riserva legale	Utili a nuovo	Altre riserve	Totale	di minoranza	netto totale
	(€/000)	(€/000)	(€/000)	(€/000)	(€/000)	(€/000)	(€/000)
Saldo al 1 gennaio 2006	**29.040**	**5.808**	**644.275**	**14.442**	**693.565**	**2.215**	**695.780**
Distribuzione dividendi agli azionisti della Capogruppo	–		(28.136)		(28.136)		(28.136)
Distribuzione dividendi ai soci di minoranza					–	(2.158)	(2.158)
Acquisto azioni proprie	–		–		–	–	–
Utilizzo azioni proprie	–		–		–	–	–
Stock option	–		–	526	526	–	526
Differenza di conversione	–		–	(95)	(95)	(216)	(311)
Utili (perdite) nette su *cash flow hedging*	–		–	1.490	1.490	–	1.490
Utile del primo semestre	–		55.546		55.546	2.350	57.896
Saldo al 30 giugno 2006	**29.040**	**5.808**	**671.686**	**16.363**	**722.897**	**2.191**	**725.088**
Saldo al 1 gennaio 2005	**29.040**	**5.808**	**553.877**	**3.820**	**592.545**	**4.372**	**596.917**
Distribuzione dividendi agli azionisti della Capogruppo	–		(28.105)	–	(28.105)		(28.105)
Distribuzione dividendi ai soci di minoranza					–	(1.274)	(1.274)
Acquisto azioni proprie	–		–	(1.095)	(1.095)	–	(1.095)
Utilizzo azioni proprie	–		–	610	610	–	610
Stock option	–		–	418	418	–	418
Differenza di conversione	–		–	(3.622)	(3.622)	430	(3.192)
Valutazione strumenti copertura *(cash flow hedge)*	–		–	(164)	(164)	–	(164)
Utile del primo semestre *2005*	–		53.413	–	53.413	1.831	55.244
Saldo al 30 giugno 2005	**29.040**	**5.808**	**579.185**	**(33)**	**614.000**	**5.359**	**619.359**

NOTE DI COMMENTO

1. Informazioni generali

Davide Campari S.p.A. è una società con sede legale in Via Filippo Turati 27, 20121 Milano, le cui azioni sono quotate al Mercato Telematico di Borsa Italiana.

La pubblicazione della presente relazione semestrale è stata autorizzata con delibera del Consiglio di Amministrazione del 11 Settembre 2006.

Il bilancio è presentato in Euro, che è la moneta corrente della Capogruppo e di molte sue controllate.

2. Criteri di redazione

La relazione semestrale è redatta in accordo con le disposizioni dello IAS 34, Bilanci Intermedi e dell'articolo 81 del Regolamento emittenti Consob 11971/1999.

Tale situazione sintetica intermedia non comprende tutte le informazioni integrative richieste nel bilancio annuale e dovrebbe essere letta congiuntamente con il bilancio annuale del Gruppo al 31 dicembre 2005.

Area di consolidamento

Nel corso dei primi sei mesi del 2006, a seguito dell'acquisizione di Glen Grant, Old Smuggler e Braemar, sono entrate nel perimetro di consolidamento le seguenti società, detenute da DI.CI.E. Holding B.V.:

- Glen Grant Whisky Company Ltd.;
- Glen Grant Distillery Company Ltd.;
- Glen Grant Ltd.;
- Old Smuggler Whisky Company Ltd.

Inoltre, è stata costituita la società Campari Finance Belgium S.a.r.l., con sede a Bruxelles, il cui capitale è detenuto interamente dalla Capogruppo.

Ai fini della commercializzazione del *brand* Old Smuggler in Argentina, è stata costituita Campari Argentina S.R.L., il cui capitale è detenuto da DI.CI.E Holding B.V. (95%) e Lacedaemon Holding B.V. (5%).

La società risulta ancora inattiva alla data della presente relazione in quanto non è ancora stata soddisfatta una condizione sospensiva del *closing* relativo all'acquisto del marchio Old Smuggler in Argentina, essendo la transazione ancora sotto esame da parte delle autorità *antitrust* argentine.

Si ricorda inoltre che la presente situazione semestrale consolidata include il conto economico di Teruzzi & Puthod S.r.l., già consolidata al 31 dicembre 2005 con riferimento alla sola situazione patrimoniale, in quanto il *closing* relativo a tale acquisizione è stato perfezionato alla fine di dicembre.

Le tabelle che seguono mostrano l'elenco dettagliato delle imprese incluse nell'area di consolidamento al 30 giugno 2006:

	Capitale 30 giugno 2006		% posseduta dalla Capogruppo		
Denominazione, sede, attività	Valuta	Importo	Diretta	Indiretta	Azionista diretto
CAPOGRUPPO					
Davide Campari-Milano S.p.A., Società *holding* e di produzione, Milano	€	29.040.000			
Imprese controllate consolidate con il metodo integrale					
Italia					
Barbero 1891 S.p.A., Società di produzione e commerciale, Canale	€	22.350.000	100,00		
Campari Italia S.p.A., Società commerciale, Milano	€	1.220.076	100,00		

Denominazione, sede, attività	Capitale 30 giugno 2006 Valuta	Importo	% posseduta dalla Capogruppo Diretta	Indiretta	Azionista diretto
Sella & Mosca S.p.A., Società di produzione e commerciale, Alghero	€	13.838.916		100,00	Zedda Piras S.p.A.
Sella & Mosca Commerciale S.p.A., Società commerciale, Alghero	€	100.000		100,00	Sella & Mosca S.p.A. (90%) Barbero 1891 S.p.A. (10%)
Teruzzi & Puthod S.r.l., Società di produzione e commerciale, San Giminiano	€	1.000.000		100,00	Sella & Mosca S.p.A.
Giannina S.r.l., Società di produzione e commerciale, San Giminiano	€	20.000		100,00	Sella & Mosca S.p.A.
Zedda Piras S.p.A., Società di produzione e commerciale, Cagliari (sede operativa Alghero)	€	16.276.000	100,00		
Longhi & Associati S.r.l., Società di servizi, Milano	€	10.400		70,00	Lacedaemon Holding B.V.
Europa					
Campari Deutschland GmbH, Società commerciale, Oberhaching (Munchen)	€	5.200.000		100,00	DI.CI.E. Holding B.V.
Campari Finance Belgium S.A., società finanziaria, Bruxelles	€	246.926.407	100,00		
Campari Teoranta, Società finanziaria, Dublino	€	1.000.000		100,00	DI.CI.E. Holding B.V.
Campari France S.A.S., Società di produzione, Nanterre	€	2.300.000		100,00	DI.CI.E. Holding B.V.
Campari International S.A.M., Società commerciale, Monaco	€	100.000.000		100,00	DI.CI.E. Holding B.V.
Campari Schweiz A.G., Società commerciale, Zug	CHF	2.000.000		100,00	DI.CI.E. Holding B.V.
Koutsikos Distilleries S.A., Società di produzione, Volos	€	2.239.405		75,00	N. Kaloyannis Bros. S.A.
DI.CI.E. Holding B.V., Società *holding*, Amsterdam	€	15.015.000	100,00		
Lacedaemon Holding B.V., Società *holding*, Amsterdam	€	10.465.000		100,00	Campari Schweiz A.G.
N. Kaloyannis Bros. S.A., Società commerciale, Volos (Grecia)	€	8.884.200		75,00	O-Dodeca B.V.
O-Dodeca B.V., Società holding, Amsterdam	€	2.000.000		75,00	Lacedaemon Holding B.V. (5%)
Prolera LDA, Società di servizi, Funchal	€	5.000	100,00		
Société Civile du Domaine de Lamargue, Società di produzione e commerciale, Saint Gilles	€	4.793.184		100,00	Sella & Mosca S.p.A.
Glen Grant Whisky Company Ltd., società dormant, Stirling	GBP	2.533.500		100	DI.CI.E. Holding B.V.
Glen Grant Distillery Company Ltd., società commerciale, Stirling (*)	GBP	100.000		100	DI.CI.E. Holding B.V.
Glen Grant Ltd., società di produzione e commerciale, Stirling	GBP	100.000		100	DI.CI.E. Holding B.V.
Old Smuggler Whisky Company Ltd., società di produzione e commerciale, Stirling (*)	GBP	100.000		100	DI.CI.E. Holding B.V. (95%)
Americhe					
Campari Argentina S.R.L, società commerciale, Buenos Aires	AR$	100.000	100,00		DI.CI.E. Holding B.V., (95%) Lacedaemon Holding B.V. (5%)

Denominazione, sede, attività	Capitale 30 giugno 2006 Valuta	Importo	% posseduta dalla Capogruppo Diretta	Indiretta	Azionista diretto
Campari do Brasil Ltda., Società di produzione e commerciale, Barueri	BRC	243.202.100	100,00		
Gregson's S.A., Società proprietaria di marchi, Montevideo	UYP	175.000		100,00	Campari do Brasil Ltda.
Redfire, Inc., Società *holding*, Wilmington, Delaware	US$	115.450.000	100,00		
Skyy Spirits, LLC, Società commerciale, Wilmington, Delaware (sede operativa San Francisco)	US$	15.348.729		89,00	Redfire, Inc.
Altre					
Qingdao Sella & Mosca Winery Co. Ltd., Società di produzione e commerciale, Qingdao	US$	3.000.000	93,67		Sella & Mosca S.p.A.

Altre partecipazioni Denominazione, sede, attività	Capitale 30 giugno 2006 Valuta	Importo	% posseduta dalla Capogruppo Indiretta	Azionista diretto	Valutaz.
Fior Brands Ltd., Società commerciale, Stirling	GBP	100	50,00	DI.CI.E. Holding B.V.	patrimonio netto
International Marques V.o.f., Società commerciale, Harleem	€	210.000	33,33	DI.CI.E. Holding B.V.	patrimonio netto
M.C.S. S.c.a.r.l., Società commerciale, Bruxelles	€	464.808	33,33	DI.CI.E. Holding B.V.	patrimonio netto
SUMMA S.L., Società commerciale, Madrid	€	342.000	30,00	DI.CI.E. Holding B.V.	patrimonio netto

(*): società rinominate in Glen Grant Distillery Company Ltd. (*ex* Dunwilco 1290 Ltd.) e Old Smuggler Whisky Company Ltd. (*ex* Dunwilco 1291 Ltd.) il 19 gennaio 2006.

Criteri e cambi applicati nella conversione dei bilanci

I cambi applicati nelle operazioni di conversione sono i seguenti:

	30 giugno 2006		31 dicembre 2005		30 giugno 2005	
	Cambio medio	Cambio finale	Cambio medio	Cambio finale	Cambio medio	Cambio finale
Dollaro USA	1,2289	1,2713	1,2446	1,1797	1,2852	1,2092
Franco Svizzero	1,5612	1,5672	1,5483	1,5551	1,5463	1,5499
Real Brasiliano	2,6925	2,7575	3,0403	2,7432	3,3150	2,8476
Pesos Uruguayano	29,5389	30,2617	30,4492	27,9648	32,0798	29,7886
Renmimbi Cinese	9,8700	10,1648	10,2033	9,5204	10,6412	10,0079
Sterlina Inglese	0,6870	0,6921	0,6839	0,6853	0,6861	0,6742

Uso di stime

La redazione del bilancio e delle relative note in applicazione degli IFRS richiede da parte della direzione l'effettuazione di stime e di assunzioni che hanno effetto sui valori delle attività e delle passività di bilancio e sull'informativa relativa ad attività e passività potenziali alla data del bilancio.

I risultati che si consuntiveranno potrebbero differire da tali stime.

Le stime sono utilizzate per rilevare gli accantonamenti per rischi su crediti, per obsolescenza di magazzino, ammortamenti, svalutazioni di attivo, benefici ai dipendenti, imposte, fondi di ristrutturazione, altri accantonamenti e fondi.

Le stime e le assunzioni sono riviste periodicamente e gli effetti di ogni variazione sono riflesse a conto economico.

L'avviamento viene sottoposto a *impairment test*, su base annuale, per verificare eventuali perdite di valore. I calcoli sono basati sui flussi finanziari attesi dalle unità generatrici di cassa a cui l'avviamento stesso è attribuito, desumibili da *budget* e piani pluriennali.

3. Variazione nei principi contabili

I principi contabili adottati nella redazione del presente bilancio sono omogenei a quelli dell'esercizio precedente, a eccezione dei principi nuovi o rivisti adottati nel corso del 2006; in particolare:

IAS 39 - Emendamento relativo alle coperture di operazioni infragruppo previste

Nel mese di aprile 2005 lo IASB ha emesso un emendamento allo IAS 39 - Strumenti finanziari: rilevazione e valutazione che consente di qualificare un'operazione intragruppo prevista altamente probabile come posta coperta in una relazione di *cash flow hedge* del rischio di cambio, nel caso in cui la transazione è effettuata in una valuta diversa da quella funzionale dell'impresa che ha effettuato la transazione e il bilancio consolidato è esposto al rischio di cambio.

L'emendamento specifica, inoltre, che se la copertura di un'operazione intragruppo prevista rispetta i requisiti per *l'hedge accounting*, ogni utile o perdita iscritta direttamente a patrimonio netto secondo le regole dello IAS 39 deve essere riclassificata a conto economico nel periodo in cui il rischio di cambio della transazione coperta manifesta i suoi effetti sul conto economico consolidato.

Nel mese di giugno 2005 lo IASB ha emesso un emendamento allo IAS 39 - Strumenti finanziari: rilevazione e valutazione che limita l'uso dell'opzione di designare ogni attività o passività finanziaria come posta valutata a *fair value* direttamente a conto economico (la cosiddetta "*fair value option*").

Tale revisione del principio limita l'uso di tale opzione a quegli strumenti finanziari che soddisfano le seguenti condizioni:

- la designazione secondo la *fair value option* elimina o riduce significativamente uno sbilancio nella contabilizzazione;
- un gruppo di attività finanziarie, di passività finanziarie o di entrambe sono gestite e la loro *performance* è valutata sulla base del *fair value* secondo una documentata strategia di gestione del rischio o di investimento, e
- uno strumento contiene un derivato implicito che soddisfa particolari condizioni.

Il Gruppo ha applicato tali emendamenti allo IAS 39 a partire dal 1 gennaio 2006.
L'adozione di tali emendamenti non ha peraltro avuto effetti significativi sul patrimonio netto e sul risultato netto del periodo.

IAS 39 e all'IFRS 4 - Trattamento contabile delle garanzie emesse

Nel mese di agosto 2005 lo IASB ha emesso un ulteriore emendamento allo IAS 39 e all'IFRS 4 dedicato al trattamento contabile delle garanzie emesse.
Sulla base di tale emendamento la passività derivante dai contratti finanziari di garanzia deve essere rilevata nel bilancio del garante e valutata come segue:

- inizialmente al *fair value*;
- successivamente, al maggiore tra (i) la miglior stima della spesa richiesta per adempiere all'obbligazione alla data di riferimento, sulla base di quanto previsto dallo IAS 37 - Accantonamenti, passività e attività potenziali e (ii) l'ammontare inizialmente rilevato meno l'eventuale ammortamento cumulato rilevato secondo quanto richiesto dallo IAS 18 - Ricavi.

Tale emendamento non è applicabile al Gruppo Campari.

IAS 19 - Emendamento.

Nel mese di dicembre 2004 lo IASB ha emesso un emendamento allo IAS 19 - Benefici ai dipendenti, consentendo l'opzione di riconoscere gli utili e perdite attuariali immediatamente nel periodo in cui si manifestano, non direttamente a conto economico, ma in una specifica voce di patrimonio netto.
Tale opzione può essere applicata a partire dal 1 gennaio 2006; non è tuttavia applicata dal Gruppo Campari.

4. Stagionalità dell'attività

Alcuni dei prodotti del Gruppo sono soggetti a una maggiore stagionalità delle vendite, rispetto ad altri, come conseguenza delle differenti abitudini o modalità di consumo.

In particolare le vendite di *soft drink* tendono ad aumentare durante i mesi più caldi, da maggio a settembre, ma soprattutto, la variabilità della temperatura nei mesi estivi, può influire sensibilmente sul livello delle vendite di un anno rispetto al precedente.

Altri prodotti, come i vini spumanti, in alcuni paesi presentano una forte concentrazione delle vendite in alcuni periodi dell'anno (principalmente le festività natalizie).

In questo caso non ci sono fattori esogeni che possono impattare sulle vendite ma il rischio commerciale per il Gruppo è comunque più elevato, in quanto il risultato ottenuto in due soli mesi determina il risultato di vendita dell'anno intero.

In generale, la diversificazione del portafoglio prodotti del Gruppo, tra *spirit*, *soft drink* e *wines* e la ripartizione geografica delle vendite, attenuano sensibilmente i rischi legati alla stagionalità.

5. Rischio di default: *negative pledge* e *covenant* sul debito

Per quanto concerne i debiti finanziari del Gruppo, i contratti relativi al prestito obbligazionario della Capogruppo, al *private placement* e a due linee di credito *committed* negoziate da Redfire, Inc. prevedono dei *negative pledge* e dei *covenant*.

Per quanto riguarda i primi, le clausole mirano a limitare la possibilità per il Gruppo di concedere significativi diritti a terzi su *asset* del Gruppo stesso; in particolare questi contratti stabiliscono vincoli specifici per quanto riguarda la dismissione e il rilascio di garanzie su immobilizzazioni.

I *covenant* includono l'obbligo per il Gruppo di rispettare determinati livelli di indici finanziari, il più significativo dei quali mette in relazione l'indebitamento netto con alcuni livelli di redditività consolidata.

In caso di mancato rispetto delle clausole sopra descritte, dopo un periodo di osservazione nel quale tali violazioni non siano state sanate, il Gruppo può essere chiamato al pagamento del debito residuo.

Il valore di tali rapporti è monitorato dal Gruppo alla fine di ogni trimestre e, a oggi, risulta essere significativamente lontano dalle soglie che determinerebbero l'inadempimento contrattuale.

6. Aggregazioni aziendali (acquisizioni)

Glen Grant, Old Smuggler e Braemar

Il 15 marzo 2006 il Gruppo ha perfezionato l'acquisizione degli *Scotch whisky* Glen Grant, Old Smuggler e Braemar.

Nell'ambito della transazione, sono stati acquisiti i tre marchi di cui sopra, i relativi *stock* di prodotti finiti e in invecchiamento e la distilleria per la produzione di Glen Grant, situata a Rothes in Scozia.

I *fair value* alla data di scambio delle attività cedute e delle passività assunte sono i seguenti:

	Valore di libro (€/000)	*Fair value* (€/000)
Attivo non corrente		
Immobilizzazioni materiali	4.737	4.737
Marchi	100.452	100.452
Totale attivo non corrente	**105.190**	**105.190**
Attivo corrente		
Rimanenze	22.728	22.728
Cassa e banche	2.940	2.940
Totale attivo corrente	**25.668**	**25.668**
Totale attivo	**130.858**	**130.858**
Patrimonio netto	**130.858**	**130.858**

Alla data di redazione della presente relazione, non è ancora finalizzata l'ultima parte dell'acquisizione dei marchi per un controvalore di circa € 1,2 milioni, non inclusi nella tabella sopra presentata.

Il costo totale dell'acquisizione, al netto della cassa acquisita ed esclusi i predetti costi non ancora sostenuti, è stato di € 128.915 migliaia; tale costo include i costi direttamente attribuibili all'operazione per € 997 migliaia.

Il corrispettivo è stato pagato in contanti, mediante ricorso all'indebitamento bancario a breve termine.

Le voci patrimoniali sopra presentate sono state eliminate dalle relative variazioni del rendiconto finanziario e presentate nella voce "Acquisizione di società o quote in società controllate" per il corrispettivo pagato.

Se l'acquisizione fosse stata consolidata ad inizio del semestre, si stima che i ricavi del Gruppo sarebbero incrementati di circa € 7,3 milioni, mentre a livello di risultato netto l'apporto sarebbe stato di € 0,7 milioni.

7. Informativa per settori di attività

I settori di attività in cui opera il Gruppo sono rappresentati dalla produzione e vendita di:

- *spirit*;
- *wine*;
- *soft drink*;
- *altre vendite*.

Il segmento *wine* include sia i vini fermi che i vini spumanti, compresi quelli aromatizzati, tra cui i *vermouth*.

Il segmento *soft drink* comprende tutte le bevande analcoliche, inclusi gli aperitivi analcolici.

Il segmento complementare delle altre vendite è relativo ad attività di *co-packing* e a vendite di materie prime e semilavorati.

Le due tabelle seguenti mostrano i ricavi e risultati economici del Gruppo attribuiti ai singoli settori per i periodi di sei mesi chiusi rispettivamente al 30 giugno 2006 e 2005.

30 giugno 2006	*Spirit* (€ / 000)	*Wine* (€ / 000)	*Soft drink* (€ / 000)	Altre vendite (€ / 000)	Totale attività operativa (€ / 000)
Ricavi (*)					
Vendite nette a terzi	293.217	47.535	71.934	5.134	417.820
Margini e risultati					
Margine del settore	94.090	4.338	15.674	1.240	115.342
Costi non allocati					(29.443)
Risultato operativo					85.899
Proventi (oneri) finanziari netti					(5.489)
Quota di risultato di società valutate al patrimonio netto	(11)	(4)	(2)	–	(16)
Imposte					(22.498)
Interessi di minoranza					(2.350)
Utile netto del Gruppo					55.546

(*) non vi sono vendite tra i diversi segmenti.

30 giugno 2005	*Spirit* (€ / 000)	*Wine* (€ / 000)	*Soft drink* (€ / 000)	Altre vendite (€ / 000)	Totale attività operativa (€ / 000)
Ricavi (*)					
Vendite nette a terzi	243.101	45.747	71.820	3.187	363.854
Margini e risultati					
Margine del settore	84.795	6.157	16.988	665	108.605
Costi non allocati					(29.443)
Risultato operativo					83.558
Proventi (oneri) finanziari netti					(4.724)
Quota di risultato di società valutate al patrimonio netto	(145)	(50)	(21)	–	(216)
Imposte					(23.374)
Interessi di minoranza					(1.831)
Utile netto del Gruppo					53.413

(*) non vi sono vendite tra i diversi segmenti.

8. Immobilizzazioni materiali nette

I movimenti intervenuti nella voce in commento sono riportati nella tabella che segue:

	Terreni e fabbricati (€ / 000)	Impianti e macchinari (€ / 000)	Altri (€ / 000)	Totale (€ / 000)
Valore di carico iniziale	129.772	182.753	58.695	371.220
Fondo ammortamento iniziale	(48.016)	(119.202)	(51.523)	(218.741)
Saldo al 31 dicembre 2005	81.756	63.551	7.172	152.479
Investimenti	781	3.166	4.161	8.108
Variazione area consolidamento	2.924	1.449	365	4.737
Disinvestimenti	–	–	17	17
Ammortamenti	(1.999)	(4.797)	(1.385)	(8.181)
Riclassifiche	1.105	2.111	(3.553)	(337)
Svalutazioni	–	(2)	(14)	(16)
Differenze cambio e altri movimenti	532	(3.832)	2.951	(349)
Saldo al 30 giugno 2006	**85.099**	**61.644**	**9.715**	**156.457**
Valore di carico finale	139.063	210.314	30.698	383.379
Fondo ammortamento finale	(53.958)	(148.797)	(20.863)	(226.922)

La variazione dell'area di consolidamento di € 4,7 milioni rappresenta i valori relativi all'acquisizione di Glen Grant, Old Smuggler e Braemar; in particolare si riferisce ai terreni, fabbricati e macchinari della distilleria.

Gli investimenti del periodo, pari a € 8,1 milioni, sono per buona parte riferiti ad investimenti della Capogruppo nello stabilimento di Novi Ligure e, per importi inferiori, di alcune altre controllate.

9. Attività biologiche

Le movimentazioni della voce nel periodo si riferiscono unicamente ad investimenti per € 1,3 milioni in impianti di vigneto e ad ammortamenti per € 0,3 milioni.

10. Avviamento e marchi

I movimenti intervenuti nel corso dell'esercizio sono riportati nella tabella che segue:

	Avviamento (€ / 000)	Marchi (€ / 000)	Totale (€ / 000)
Valore di carico iniziale	728.219	22.391	750.610
Impairment iniziale	–	–	–
Saldo al 31 dicembre 2005	**728.219**	**22.391**	**750.610**
Variazione perimetro	–	101.128	101.128
Investimenti	–	4	4
Differenze cambio e altri movimenti	(12.766)	(0)	(12.766)
Saldo al 30 giugno 2006	**715.453**	**123.523**	**838.976**
Valore di carico finale	715.453	123.523	838.976
Impairment finale	–	–	–

La variazione di perimetro è riferibile al valore dei marchi Glen Grant, Old Smuggler e Braemar acquisiti nel corso del semestre e dei costi ad essi connessi.

Le differenze cambio sono relative al *goodwill*, denominato in Euro, formatosi con l'acquisizione di un'ulteriore partecipazione in Skyy Spirits, LLC nel corso del 2005.

11. Altre attività non correnti

La riduzione delle attività non correnti è dovuta esclusivamente all'azzeramento del valore attivo del derivato sul *private placement* di Redfire, Inc., che al 31 dicembre 2005 valeva € 5,3 milioni.

La contropartita di tale variazione è la riduzione del *fair value* del debito corrispondente, alla voce "prestiti obbligazionari".

12. Rimanenze

Le rimanenze sono esposte al netto del fondo svalutazione relativo; durante il semestre, il Gruppo ha svalutato € 0,1 milioni di rimanenze di prodotti non più commercializzabili.

Il fondo è invece stato utilizzato per € 0,5 milioni.

L'incremento registrato nella voce include inoltre un effetto perimetro derivante dal consolidamento dei magazzini acquisiti con l'acquisizione di Glen Grant, Old Smuggler e Braemar, pari a € 22,7 milioni.

La restante parte dell'incremento è dovuta sia a fattori di stagionalità che ai nuovi contratti di distribuzione conclusi dal Gruppo; in particolare la voce sconta, oltre al livello fisiologico più elevato rispetto al 31 dicembre 2005, anche l'impatto in aumento relativo ai nuovi *brand* in distribuzione, come già commentato nella relazione degli amministratori.

Tale impatto si quantifica in € 6,5 milioni sulla voce in esame.

13. Passività finanziarie

Prestito obbligazionario e private placement

L'innalzamento dei tassi di interesse e l'apprezzamento dell'Euro nei confronti della valuta statunitense hanno determinato un abbassamento del *fair value* del prestito obbligazionario della Capogruppo e del *private placement* di Redfire, Inc.; inoltre, per quest'ultima, la riduzione del debito è dovuta all'effetto della conversione dello stesso nella valuta del Gruppo.

Per quanto riguarda gli strumenti derivati accesi a fronte del prestito obbligazionario della Capogruppo, anticipando l'innalzamento dei tassi di interesse avvenuto negli ultimi mesi, il Gruppo a inizio anno ha riportato parte del debito, avente una vita residua maggiore, a tasso fisso.

Tuttavia al fine di beneficiare ancora per alcuni mesi dei vantaggiosi tassi di interesse a breve, è stata negoziato un *interest rate swap forward starting*, che determinerà il pagamento di un tasso fisso su parte del debito residuo con decorrenza luglio 2008.

Coerentemente con i principi contabili IAS, fino a luglio 2008 la valutazione degli strumenti di copertura avviene integralmente seguendo il metodo del *fair value hedge*, mentre per il periodo dal luglio 2008 alla scadenza del debito, sulla parte di debito che pagherà un tasso fisso, è stato applicato il metodo del *cash flow hedge*.

Debiti verso banche

L'incremento dei debiti bancari a breve è stato determinato in parte dal fabbisogno di disponibilità per il pagamento dell'acquisizione di Glen Grant, Old Smuggler e Braemar, e in parte dall'aumento di disponibilità liquide a disposizione del Gruppo.

14. Fondi per rischi e oneri

Il fondo ristrutturazioni industriali, registrato dalla Capogruppo e accantonato negli esercizi precedenti a fronte del programma di ristrutturazione dei siti industriali del Gruppo, è stato utilizzato per € 0,3 milioni.

È stato inoltre rilasciato un fondo residuo di € 1,9 milioni accantonato negli esercizi precedenti a fronte di oneri per la riorganizzazione e la ridefinizione della struttura del Gruppo.

Sono stati utilizzati il fondo indennità suppletiva di clientela per € 0,9 milioni, il fondo imposte per € 0,4 milioni e fondi diversi per € 0,5 milioni.

Gli accantonamenti a fondi diversi sono stati pari a € 0,5 milioni.

15. Disponibilità liquide e mezzi equivalenti

	30 giugno 2006 (€ / 000)	31 dicembre 2005 (€ / 000)
Conti correnti bancari e cassa	34.173	31.362
Depositi a termine e titoli a pronto smobilizzo	325.200	213.698
Disponibilità liquide e mezzi equivalenti	359.373	245.061
Altri titoli	1.592	2.474
Totale cassa, banche e titoli	**360.965**	**247.535**

L'incremento delle disponibilità liquide è correlato all'aumento dell'indebitamento bancario a breve commentato nella relazione degli amministratori al paragrafo "Composizione dell'indebitamento netto".

16. Dividendi

I dividendi approvati da parte dell'assemblea che ha approvato il bilancio chiuso al 31 dicembre dell'esercizio precedente, e distribuiti nel semestre, sono i seguenti:

	Ammontare totale		Dividendo per azione	
	30 giugno 2006 (€/000)	30 giugno 2005 (€/000)	30 giugno 2006 (€)	30 giugno 2005 (€)
Deliberati e pagati durante il semestre su azioni ordinarie	28.136	28.105	0,100	0,100

17. Imposte

Il dettaglio delle imposte correnti e differite incluse nel conto economico del Gruppo è il seguente:

	30 giugno 2006 (€ / 000)	30 giugno 2005 (€ / 000)
Imposte sul reddito correnti		
– imposte dell'esercizio	(18.265)	(15.681)
– imposte relative a esercizi precedenti	54	
Imposte sul reddito differite		
– emersione e annullamento di differenze temporanee	(4.287)	(7.693)
Imposte sul reddito riportate a conto economico	(22.498)	(23.374)

18. Parti correlate

Di seguito sono evidenziati gli ammontari dei rapporti di natura commerciale e di natura finanziaria posti in essere con società collegate e *joint-venture*:

	30 giugno 2006				Primo semestre 2006			
	Crediti commerciali	Debiti commerciali	Crediti finanziari	Altri	Vendita merci	Contributi promozionali	Proventi finanziari	Altri
Fior Brands Ltd.	1.064	(301)	1.455	9	1.364	(564)	36	20
International Marques V.o.f.	911		0		1.872	(655)	0	10
M.C.S. S.c.a.r.l.	2.165	(30)	1.006	5	3.314	(1.039)	14	24
SUMMA S.L.	2.138	(626)	0		2.893	(1.806)	0	(34)
	6.279	**(957)**	**2.462**	**14**	**9.443**	**(4.065)**	**50**	**19**

	30 giugno 2005				Primo semestre 2005			
	Crediti commerciali	Debiti commerciali	Crediti finanziari	Altri	Vendita merci	Contributi promozionali	Proventi finanziari	Altri
Fior Brands Ltd.	1.668	(76)	1.396		1.912	(455)		
International Marques V.o.f.	936		114		1.690	(485)	1	
M.C.S. S.c.a.r.l.	1.594		1.005		2.434	(736)		
SUMMA S.L.	3.137				4.323	(1.520)		
	7.335	**(76)**	**2.515**	**0**	**10.359**	**(3.196)**	**1**	**0**

Nel corso del semestre, non vi sono state operazioni con parti correlate, così come definite dallo IAS 24 – Parti correlate.

19. Attività di copertura

Le attività di copertura messe in atto dal Gruppo riguardano sia le coperture su passività finanziarie che i contratti *forward* a copertura delle vendite e acquisti futuri in valuta posti in essere da Campari International S.A.M.

Le coperture su passività finanziarie commentate alla nota 13 hanno generato un effetto positivo sulla riserva di *cash flow hedging* di € 0,9 milioni prima degli effetti fiscali teorici.

Per quanto riguarda le coperture di Campari International S.A.M., i contratti principali in essere al 30 giugno 2006 riguardavano le divise Dollaro statunitense e Franco svizzero.

Nella prima, i contratti di vendita di valuta garantiscono la copertura di US$ 18,9 milioni, di cui US$ 11,5 milioni relativi a vendite non ancora registrate al 30 giugno.

Tali contratti vengono pertanto considerati di *cash flow hedging*.

Inoltre i contratti di acquisto di valuta si riferiscono ad un ammontare di US$ 6,9 milioni, di cui US$ 6,3 milioni relativi ad acquisti futuri.

Per quanto riguarda il Franco svizzero, i contratti si riferiscono a vendita futura di valuta per CHF 6,7 milioni, di cui CHF 6,1 milioni relativi a vendite future in valuta della controllata.

Il *fair value* di tali operazioni ammonta complessivamente a € 0,8 milioni

20. Raccordo con il patrimonio netto e l'utile della Capogruppo Davide Campari-Milano S.p.A.

Di seguito si espone il prospetto di raccordo fra il risultato di periodo ed il patrimonio netto di Gruppo con gli analoghi valori della Capogruppo.

	30 giugno 2006	
	Patrimonio netto	Risultato del periodo
Bilancio della Capogruppo	**456.937**	**36.438**
Differenza tra valore di carico delle partecipate consolidate e corrispondente patrimonio netto	288.124	160.906
Eliminazione dei dividendi distribuiti da società consolidate		-43.856
Eliminazione degli utili intragruppo al netto dell'effetto fiscale	-12.774	-100.214
Allineamento dei criteri di valutazione	-9.389	2.272
Bilancio consolidato	**722.897**	**55.546**

21. Impegni e rischi

A seguito a una verifica fiscale avvenuta in capo a una controllata italiana del Gruppo, sono stati contestati alcuni oneri dedotti dalla società negli esercizi precedenti.

È stato proposto un ricorso contro tale accertamento; in caso di mancato accoglimento, l'esborso della società per maggiori imposte sarà di circa € 0,5 milioni.

Alla data di approvazione della presente relazione, i consulenti fiscali del Gruppo reputano tale rischio possibile, ma non probabile.

Pertanto nessun fondo è stato stanziato in questo bilancio.

22. Eventi successivi alla chiusura del semestre

Stock option

Il 1 luglio 2006, sono state esercitate le *stock option* attribuite a dipendenti e amministratori del Gruppo nel luglio 2001.

Le opzioni esercitate sono state pari a 5.693.440, al prezzo unitario di € 3,10.

La Capogruppo ha utilizzato a tal fine parte delle azioni proprie in portafoglio; dopo tale operazione, il numero di azioni proprie residue in capo alla Capogruppo è di 3.350.547.

Il 3 luglio 2006, è stato assegnato un nuovo piano, con possibilità di esercizio in alcune finestre mensili nel periodo compreso tra luglio 2011 e luglio 2013.

Il numero di diritti concessi è stato di 5.365.020, per l'acquisto di altrettante azioni a un prezzo medio di assegnazione di € 7.67, pari alla media ponderata del prezzo di borsa del mese precedente al giorno in cui le opzioni sono state attribuite.

CAPOGRUPPO DAVIDE CAMPARI-MILANO S.P.A.

Introduzione (applicazione IFRS)

I prospetti contabili al 30 giugno 2006 della Capogruppo Davide Campari-Milano S.p.A. riportati nelle pagine successive sono redatti in osservanza di quanto previsto dal Regolamento Consob 11971/1999.
In particolare, i principi contabili adottati per la redazione di tali prospetti sono i medesimi che saranno adottati per la redazione del bilancio d'esercizio al 31 dicembre 2006, in quanto compatibili.

Infatti, con l'entrata in vigore del Regolamento Europeo 1606 del 19 luglio 2002, a partire dall'esercizio 2006, le società con titoli ammessi alle negoziazioni in un mercato regolamentato degli Stati membri dell'Unione Europea devono redigere il bilancio d'esercizio conformemente ai principi contabili internazionali (IFRS), omologati dalla Commissione Europea.

In conformità a detto Regolamento, a partire dal 1 gennaio 2006, Davide Campari-Milano S.p.A. ha adottato i principi contabili internazionali (IFRS).

Conseguentemente, i dati contabili del primo semestre 2006, nonché le situazioni economiche e patrimoniali di confronto, sono stati redatti applicando i criteri di valutazione e misurazione stabiliti dagli IFRS, adottati dalla Commissione Europea.

Non sono state presentate le relative note esplicative, in quanto non ritenute necessarie ai fini di una corretta informazione al pubblico.

In Appendice sono illustrati gli effetti derivanti dalla transizione agli IFRS e riportate le riconciliazioni previste dall'IFRS 1 - *Prima adozione degli International Financial Reporting Standards*, corredate delle relative note esplicative.

I saldi presentati nei prospetti di riconciliazione relativi al 1 gennaio ed al 31 dicembre 2005 sono stati assoggettati a revisione contabile completa.

Prospetti contabili di Davide Campari-Milano S.p.A. al 30 giugno 2006

Conto economico

Esercizio 2005	(€ / 000)	primo semestre 2006	primo semestre 2005
243.746	**Vendite nette**	**113.938**	**111.146**
(182.403)	Costo del venduto	(85.331)	(80.213)
61.343	**Margine lordo**	**28.607**	**30.933**
(7.863)	Pubblicità e promozioni	(3.831)	(3.214)
(4.763)	Costi di vendita e distribuzione	(3.409)	(2.095)
48.717	**Margine commerciale**	**21.367**	**25.624**
(24.556)	Spese generali e amministrative e altri costi operativi	(11.042)	(9.597)
1.099	Altri (oneri) e proventi non ordinari	2	–
25.260	**Risultato operativo**	**10.327**	**16.027**
28.307	Dividendi da imprese controllate	35.389	26.307
(10.373)	Proventi (oneri) finanziari netti	(6.590)	(5.389)
43.194	**Utile prima delle imposte**	**39.126**	**36.945**
(2.635)	Imposte	(2.688)	(4.051)
40.559	**Utile netto**	**36.438**	**32.894**

Stato patrimoniale

(€/000)	30 giugno 2006	31 dicembre 2005
ATTIVITÀ		
Attività non correnti		
Immobilizzazioni materiali nette	89.459	89.827
Investimenti immobiliari	3.964	3.964
Avviamento e marchi	171.621	171.621
Attività immateriali a vita definita	1.465	1.392
Partecipazioni in società controllate	727.786	597.753
Imposte anticipate	4.753	5.199
Altre attività non correnti	3.094	3.034
Totale attività non correnti	**1.002.142**	**872.790**
Attività correnti		
Rimanenze	52.033	44.684
Crediti commerciali	30.280	41.620
Crediti finanziari, quota a breve	69.925	53.544
Cassa, banche e titoli	105.682	101.984
Altri crediti	28.616	20.773
Totale attività correnti	**286.536**	**262.605**
Attività non correnti destinate alla vendita	38	38
Totale attività	**1.288.716**	**1.135.433**
PASSIVITÀ E PATRIMONIO NETTO		
Patrimonio netto		
Capitale	29.040	29.040
Riserve	427.897	418.254
Totale patrimonio netto	**456.937**	**447.294**
Passività non correnti		
Prestiti obbligazionari	207.706	231.406
Altre passività finanziarie non correnti	69.927	48.945
Trattamento di fine rapporto	7.058	6.814
Fondi per rischi e oneri futuri	2.495	2.905
Imposte differite	8.709	8.011
Altre passività non correnti	–	216
Totale passività non correnti	**295.895**	**298.297**
Passività correnti		
Debiti verso banche	215.057	71.505
Altri debiti finanziari	247.226	248.841
Debiti commerciali	51.405	52.900
Debiti verso l'erario	4.727	5.918
Altre passività correnti	17.469	10.678
Totale passività correnti	**535.884**	**389.842**
Totale passività e patrimonio netto	**1.288.716**	**1.135.433**

Rendiconto finanziario

(€/000)	I semestre 2006	I semestre 2005
Utile prima delle imposte	39.126	36.945
Ammortamento immobilizzazioni immateriali	330	224
Ammortamento immobilizzazioni materiali	4.794	4.784
Accantonamenti:		
– Trattamento di fine rapporto	726	744
– fondo svalutazione magazzino	181	725
Costo figurativo per *stock option*	526	418
Minusvalenze (plusvalenze)		
da alienazione immobilizzazioni materiali, nette	(3)	(141)
Dividendi non incassati	(5.200)	–
Oneri (proventi) da strumenti finanziari derivati, netti	(311)	(15)
Altre partite non monetarie, nette	(310)	(281)
Flusso monetario generato dalla gestione corrente	**39.859**	**43.403**
di cui:		
– imposte sul reddito pagate	–	–
– interessi passivi pagati	*5.991*	*4.140*
– dividendi incassati	*30.189*	*26.307*
Trattamento di fine rapporto pagato	(517)	(636)
Variazione fondi per rischi ed oneri	(410)	(1.274)
Variazione delle attività e passività operative:		
Variazione crediti commerciali	11.340	7.369
Variazione rimanenze	(7.530)	(16.539)
Variazione altri crediti verso controllate	1.225	5.228
Variazione crediti e debiti verso l'erario	(5.176)	(1.804)
Variazione altri crediti	(1.076)	(501)
Variazione debiti commerciali	(1.495)	18.908
Variazione altri debiti	7.116	(2.604)
	4.404	10.057
Flusso monetario generato da attività di esercizio	**43.336**	**51.550**
Investimenti immobilizzazioni immateriali	(403)	(1.767)
Investimenti immobilizzazioni materiali	(4.436)	(3.043)
Corrispettivo per cessione di immobilizzazioni materiali	13	1.425
Acquisto di una partecipazione del 99,99		
in Campari Finance Belgium S.a.r.l.	(130.033)	–
Acquisto azioni proprie	–	(1.095)
Corrispettivo per cessione azioni proprie	–	609
Flusso monetario impiegato in attività di investimento	**(134.859)**	**(3.871)**
Incremento (decremento) debiti bancari a breve termine	143.552	8.071
Decremento (incremento) crediti finanziari verso controllate	(17.283)	(37.827)
Incremento (decremento) debiti finanziari verso controllate	(1.297)	48.047
Rimborso debiti per *leasing* finanziari	(1.477)	(1.439)
Rimborso finanziamenti a medio - lungo termine	(138)	–
Distribuzione dividendi	(28.136)	(28.105)
Flusso monetario generato (impiegato) in attività di finanziamento	**95.221**	**(11.253)**
Flusso monetario netto del periodo	**3.698**	**36.426**
Disponibilità liquide all'inizio del periodo	**101.984**	**55.738**
Flusso monetario netto del periodo	**3.698**	**36.426**
Disponibilità liquide alla fine del periodo	**105.682**	**92.164**

Prospetto delle variazioni di patrimonio netto

(€/000)	Capitale	Riserva legale	Riserva straordinaria	Riserva detrazione IVA Legge 64/86 e Legge 67/88	Riserva conferimento partecipazioni D.Lgs. 544/92	Riserva per azioni proprie	Azioni proprie	Riserva per *stock option*	Riserva da *fair value*	Utili a nuovo	Patrimonio netto
Saldo al 31 dicembre 2004	**29.040**	**5.808**	**243.222**	**1.043**	**3.041**	**29.780**	**–**	**419**	**–**	**152.789**	**465.142**
Applicazione IAS 32 e IAS 39:											
Fair value strumenti finanziari	–	–	–	–	–	–	–	–	–	(2.022)	(2.022)
Azioni proprie	–	–	–	–	–	(29.780)	(29.780)	–	–	29.780	(29.780)
Saldo al 1 gennaio 2005	**29.040**	**5.808**	**243.222**	**1.043**	**3.041**	**–**	**(29.780)**	**419**	**–**	**180.547**	**433.340**
Distribuzione dividendi	–	–	–	–	–	–	–	–	–	(28.105)	(28.105)
Acquisto azioni proprie	–	–	–	–	–	–	(1.095)	–	–	–	(1.095)
Utilizzo azioni proprie	–	–	–	–	–	–	610	–	–	–	610
Stock option	–	–	–	–	–	–	–	418	–	–	418
Utile I semestre 2005	–	–	–	–	–	–	–	–	–	32.894	32.894
Saldo al 30 giugno 2005	**29.040**	**5.808**	**243.222**	**1.043**	**3.041**	**–**	**(30.265)**	**837**	**–**	**185.336**	**438.062**

(€/000)	Capitale	Riserva legale	Riserva straordinaria	Riserva detrazione IVA Legge 64/86 e Legge 67/88	Riserva conferimento partecipazioni D.Lgs. 544/92	Riserva per azioni proprie	Azioni proprie	Riserva per *stock option*	Riserva da *fair value*	Utili a nuovo	Patrimonio netto
Saldo al 1° gennaio 2006	**29.040**	**5.808**	**243.222**	**1.043**	**3.041**	**–**	**(29.289)**	**1.428**	**–**	**193.001**	**447.294**
Distribuzione dividendi	–	–	–	–	–	–	–	–	–	(28.136)	(28.136)
Stock option	–	–	–	–	–	–	–	526	–	–	526
Valutazione strumenti di copertura (*cash flow hedge*)	–	–	–	–	–	–	–	–	815	–	815
Utile I semestre 2006	–	–	–	–	–	–	–	–	–	36.438	36.438
Saldo al 30 giugno 2006	**29.040**	**5.808**	**243.222**	**1.043**	**3.041**	**–**	**(29.289)**	**1.954**	**815**	**201.303**	**456.937**

APPENDICE – TRANSIZIONE AI PRINCIPI CONTABILI INTERNAZIONALI (IFRS) DI DAVIDE CAMPARI-MILANO S.P.A.

A seguito dell'entrata in vigore del Regolamento europeo 1606 del 19 luglio 2002, a partire dal 1 gennaio 2005, il Gruppo Campari ha adottato i Principi Contabili Internazionali (IFRS) emanati *dall'International Accounting Standards Board* (IASB) e omologati in sede comunitaria per la redazione del bilancio consolidato.

In ossequio alla normativa nazionale attuativa del suddetto Regolamento, il primo bilancio di esercizio di Davide Campari-Milano S.p.A. redatto in base ai medesimi principi sarà quello relativo all'esercizio 2006.

Conseguentemente, la Capogruppo ha presentato i dati contabili relativi al primo semestre 2006, comparati con quelli dell'esercizio precedente, secondo gli IFRS.

Questa Appendice fornisce:

- la descrizione dei principi contabili adottati dalla Capogruppo Davide Campari-Milano S.p.A. a partire dal 1 gennaio 2006;
- le riconciliazioni tra il risultato economico e il patrimonio netto secondo i principi contabili italiani e il risultato economico ed il patrimonio netto risultanti dall'applicazione degli IFRS relativi ai periodi presentati ai fini comparativi, così come richiesto dall'IFRS 1 - *Prima adozione degli IFRS*, nonché le relative note esplicative.

I prospetti contabili 2005 qui presentati costituiranno i valori pubblicati a fini comparativi nel bilancio d'esercizio al 31 dicembre 2006; tali valori potrebbero essere soggetti ad alcune variazioni che si renderebbero necessarie qualora qualche principio contabile internazionale fosse rivisto o modificato nel corso nel 2006.

Va ricordato che è possibile che nuove interpretazioni degli IFRS siano emesse prima della pubblicazione del bilancio d'esercizio di Davide Campari-Milano S.p.A. al 31 dicembre 2006, eventualmente con effetti retroattivi.

Se ciò dovesse accadere, potrebbe produrre effetti sulla situazione patrimoniale e sul conto economico 2005 riesposti secondo gli IFRS che sono qui presentati.

La presente Appendice è stata redatta solo ai fini del progetto di transizione per la redazione del primo bilancio d'esercizio di Davide Campari-Milano S.p.A. secondo gli IFRS.

Stante tale finalità specifica, l'informativa non include tutti i prospetti, le informazioni comparative e le relative note esplicative che sarebbero necessari per fornire una rappresentazione completa della situazione patrimoniale-finanziaria e del risultato economico della Società in conformità agli IFRS.

PRINCIPI CONTABILI ADOTTATI DA DAVIDE CAMPARI-MILANO S.P.A. A PARTIRE DAL 1° GENNAIO 2006

Attività immateriali

Le attività immateriali includono le attività prive di consistenza fisica, identificabili, controllate dall'impresa ed in grado di produrre benefici economici futuri, nonchè l'avviamento quando acquisito a titolo oneroso.

Le attività immateriali acquistate o prodotte internamente sono iscritte nell'attivo, secondo quanto disposto dallo IAS 38 - *Attività immateriali*, quando è probabile che l'uso dell'attività genererà benefici economici futuri e quando il costo dell'attività può essere determinato in modo attendibile.

Tali attività sono iscritte al costo d'acquisto o a quello di produzione interna, comprensivo di tutti gli oneri accessori ad essi imputabili.

Attività immateriali a vita definita

Le attività immateriali a vita definita sono ammortizzate in quote costanti in ogni esercizio in relazione alla loro residua vita utile, tenuto conto anche dell'importo delle perdite per riduzione di valore cumulato.

I costi per progetti e studi di sviluppo sono integralmente spesati a conto economico nell'esercizio in cui sono sostenuti.

I costi di pubblicità sono integralmente spesati nell'esercizio in cui vengono sostenuti; qualora tali costi siano comuni a due esercizi vengono ripartiti, in linea con il principio della competenza, sulla base della durata della campagna pubblicitaria.

I costi dei diritti di brevetto industriale, dei diritti di concessione, delle licenze e delle altre immobilizzazioni immateriali sono iscritti all'attivo dello stato patrimoniale solo se in grado di produrre benefici economici futuri per la Società; i suddetti costi sono ammortizzati in funzione della durata del loro sfruttamento, qualora essa sia definita, oppure sulla base della loro durata contrattuale.

Le licenze di software rappresentano il costo di acquisto delle licenze e l'eventuale costo esterno di consulenza o interno del personale necessario allo sviluppo; sono spesati nell'esercizio in cui si sostengono i costi interni o esterni relativi all'istruzione del personale all'utilizzo e gli altri eventuali costi accessori; i costi iscritti tra le immobilizzazioni immateriali sono ammortizzati lungo la loro vita utile.

Tali immobilizzazioni sono ammortizzate generalmente in 3 esercizi.

Attività immateriali a vita indefinita

L'avviamento e i marchi derivanti da acquisizioni, qualificabili come attività immateriali a vita indefinita, non sono oggetto di ammortamento; la ricuperabilità del loro valore di iscrizione è verificata almeno annualmente e comunque quando si verificano eventi che fanno presupporre una riduzione del valore adottando i criteri indicati al punto "Perdita di valore delle attività *(impairment)*".

Con riferimento all'avviamento, la verifica è effettuata a livello del più piccolo aggregato cui l'avviamento è riferibile e sulla base del quale la Direzione valuta, direttamente o indirettamente, il ritorno dell'investimento che include l'avviamento stesso.

Le svalutazioni relative all'avviamento non sono oggetto di rettifica di valore.

Immobilizzazioni materiali

Costo

Gli immobili, impianti e macchinari sono iscritti al costo di acquisto o di produzione, al lordo dei contributi in conto capitale eventualmente ricevuti e degli oneri di diretta imputazione.

I costi sostenuti successivamente all'acquisto sono capitalizzati solo se incrementano i benefici economici futuri derivabili dall'utilizzo del bene stesso.

Tutti gli altri costi sono rilevati a conto economico quando sostenuti.

I costi di sostituzione di componenti identificabili di beni complessi sono imputati all'attivo patrimoniale e ammortizzati lungo la loro vita utile; il valore di iscrizione residuo della componente oggetto di sostituzione è imputato a conto economico; gli altri sono spesati a conto economico quando la spesa è sostenuta.

In presenza di obbligazioni attuali per lo smantellamento, la rimozione delle attività e la bonifica dei siti, il valore di iscrizione dell'attività include i costi stimati (attualizzati) da sostenere al momento dell'abbandono delle strutture, rilevati in contropartita ad uno specifico fondo.

Gli effetti delle revisioni di stima di tali costi sono indicati al paragrafo "Fondi per rischi e oneri".

Le spese di manutenzione e riparazione ordinarie sono imputate a conto economico nell'esercizio in cui sono sostenute.

Le migliorie su beni di terzi sono classificate nelle immobilizzazioni materiali, coerentemente rispetto alla natura del costo sostenuto.

Il periodo di ammortamento corrisponde al minore tra la vita utile residua dell'immobilizzazione materiale e la durata residua del contratto di locazione.

Le attività possedute mediante contratti di *leasing* finanziario, attraverso i quali sono sostanzialmente trasferiti alla Società tutti i rischi e i benefici legati alla proprietà, sono riconosciute come attività della Società al loro valore corrente o, se inferiore, al valore attuale dei pagamenti minimi dovuti per il *leasing*.

La corrispondente passività verso il locatore è rappresentata in bilancio tra i debiti finanziari.

I beni sono ammortizzati applicando il criterio e le aliquote sotto indicate.

Le locazioni nelle quali il locatore mantiene sostanzialmente tutti i rischi e i benefici legati alla proprietà dei beni sono classificati come *leasing* operativi e i relativi costi rilevati a conto economico lungo la durata del contratto.

Ammortamento

Il periodo di ammortamento decorre dal momento in cui il bene è disponibile all'uso e gli ammortamenti vengono direttamente attribuiti ai cespiti.

L'ammortamento cessa alla più recente tra la data in cui l'attività è classificata come posseduta per la vendita, in conformità all'IFRS 5, e la data in cui l'attività viene eliminata contabilmente.

Gli ammortamenti vengono sistematicamente determinati secondo quote costanti sulla base della vita utile stimata dei singoli cespiti stabilita in conformità ai piani aziendali di utilizzo che considerano anche il degrado fisico e tecnologico, tenuto conto del presumibile valore di realizzo stimato al netto delle spese di rottamazione.

Quando l'attività materiale è costituita da più componenti significative aventi vite utili differenti, l'ammortamento è effettuato per ciascuna componente.

Il valore da ammortizzare è rappresentato dal valore di iscrizione ridotto del presumibile valore netto di cessione al termine della sua vita utile, se significativo e ragionevolmente determinabile.

Non sono oggetto di ammortamento i terreni, anche se acquistati congiuntamente a un fabbricato, nonchè le attività materiali destinate alla cessione che sono valutate al minore tra il valore di iscrizione e il loro *fair value* al netto degli oneri di dismissione.

Le aliquote sono le seguenti:

Immobili:	
– Fabbricati	3%
– Costruzioni leggere	10%
Impianti e macchinari:	
– Impianti e macchinari	10%
– Serbatoi	10%
Attrezzature industriali e commerciali:	
– Attrezzature varie	20%
– Attrezzature commerciali	20%
Altri beni:	
– Mobilio	12%
– Macchine d'ufficio	12%
– Macchine elettroniche	20%
– Attrezzatura varia e minuta	20%
– Automezzi	20%
– Autovetture	25%

Contributi in conto capitale

I contributi in conto capitale sono rilevati quando sussiste la ragionevole certezza che tutte le condizioni previste per il loro ottenimento siano rispettate e il contributo sarà erogato.
Tale momento generalmente coincide con l'emissione del decreto di ammissione al beneficio.

I contributi in conto capitale che si riferiscono a immobilizzazioni materiali sono registrati come ricavi differiti e accreditati a conto economico lungo l'arco temporale corrispondente alla vita utile dell'attività di riferimento.

Perdita di valore delle attività (impairment)

La Società verifica, almeno annualmente, se vi siano indicazioni tali da far supporre l'esistenza di una perdita di valore delle attività immateriali e materiali; se esistono tali indicazioni la Società stima il valore recuperabile dell'attività a cui si riferiscono.

Inoltre, le attività immateriali a vita utile indefinita o non ancora disponibili per l'utilizzo sono sottoposte a verifica per riduzione di valore ogni anno o più frequentemente, ogniqualvolta vi sia un'indicazione che l'attività possa aver subito una perdita di valore.

La recuperabilità delle attività è verificata confrontando il valore di iscrizione con il relativo valore recuperabile, rappresentato dal maggiore tra il *fair value*, al netto degli oneri di dismissione, e il valore d'uso.

In assenza di un accordo di vendita vincolante, il *fair value* è stimato sulla base dei valori espressi da un mercato attivo, da transazioni recenti ovvero sulla base delle migliori informazioni disponibili per riflettere l'ammontare che si potrebbe ottenere dalla vendita del bene.

Il valore d'uso è determinato attualizzando i flussi di cassa attesi derivanti dall'uso del bene e, se significativi e ragionevolmente determinabili, quelli derivanti dalla sua cessione al termine della sua vita utile.

I flussi di cassa sono determinati sulla base di assunzioni ragionevoli e documentabili rappresentative della migliore stima delle future condizioni economiche che si verificheranno nella residua vita utile del bene, dando maggiore rilevanza alle indicazioni provenienti dall'esterno.

L'attualizzazione è effettuata a un tasso che tiene conto del rischio implicito nel settore di attività.

Quando non è possibile stimare il valore recuperabile di un singolo bene, la Società stima il valore recuperabile dell'unità generatrice di flussi finanziari cui il bene appartiene.

Una perdita di valore è iscritta se il valore recuperabile di una attività è inferiore al valore contabile.
Tale perdita è rilevata a conto economico, a eccezione del caso in cui l'attività sia stata precedentemente rivalutata, iscrivendo una riserva di patrimonio netto.
In tal caso la riduzione di valore è imputata in primo luogo alla riserva di rivalutazione.

Quando, successivamente, una perdita su attività, diverse dall'avviamento, viene meno o si riduce, il valore contabile dell'attività o dell'unità generatrice di flussi finanziari è incrementato sino alla nuova stima del valore recuperabile e non può eccedere il valore che sarebbe stato determinato se non fosse stata rilevata alcuna perdita per riduzione di valore.

Il ripristino di una perdita di valore è iscritto a conto economico, a meno che l'attività non sia stata iscritta precedentemente al proprio valore rivalutato.
In tal caso il ripristino di valore è imputato in primo luogo alla riserva di rivalutazione.

Investimenti immobiliari

Gli immobili ed i fabbricati posseduti al fine di conseguire canoni di locazione ("investimenti immobiliari") sono valutati al costo, al netto di ammortamenti e delle perdite per riduzione di valore cumulate.

L'aliquota di ammortamento dei fabbricati è pari al 3%, mentre i terreni non sono ammortizzati.

Partecipazioni

Le partecipazioni in imprese controllate sono iscritte al costo, rettificato in presenza di perdite di valore.

La differenza positiva emergente all'atto dell'acquisto tra il costo di acquisizione e la quota di patrimonio netto a valori correnti della partecipata di competenza della Società è inclusa nel valore di carico della partecipazione; eventuali svalutazioni di tale differenza positiva non sono ripristinate nei periodi successivi, anche qualora vengano meno i motivi della svalutazione operata.

Qualora l'eventuale quota di pertinenza della Società delle perdite della controllata ecceda il valore contabile della partecipazione, si procede ad azzerare il valore della partecipazione e la quota delle ulteriori perdite è rilevata al passivo come fondo, nella misura in cui la partecipante è impegnata ad adempiere a obbligazioni legali o implicite nei confronti dell'impresa partecipata o comunque a coprirne le perdite.

Le partecipazioni in imprese a controllo congiunto e in imprese collegate sono valutate con il metodo del patrimonio netto.

Le partecipazioni in altre imprese non detenute per la negoziazione ("*available-for-sale*") sono valutate al *fair value*, se determinabile, con imputazione degli effetti a patrimonio netto, sino al momento della cessione o dell'insorgere di una perdita di valore; in tale momento gli effetti precedentemente rilevati a patrimonio netto sono imputati a conto economico del periodo.

Quando il *fair value* non può essere attendibilmente determinato, le partecipazioni sono valutate al costo rettificato per perdite di valore.

I dividendi ricevuti sono riconosciuti a conto economico nel momento in cui è stabilito il diritto a riceverne il pagamento, solo se derivanti dalla distribuzione di utili successivi all'acquisizione della partecipata.

Qualora, invece, derivino dalla distribuzione di riserve della partecipata antecedenti l'acquisizione, tali dividendi sono iscritti in riduzione del costo della partecipazione stessa.

Strumenti finanziari

Le attività e le passività finanziarie sono contabilizzate secondo quanto stabilito dallo IAS 39 - *Strumenti finanziari: rilevazione e valutazione.*

I crediti e le attività finanziarie da mantenersi sino alla scadenza sono iscritti al costo rappresentato dal *fair value* del corrispettivo iniziale dato in cambio, incrementato dei costi di transazione (ad esempio, commissioni, consulenze, *etc.*).

Il valore di iscrizione iniziale è successivamente rettificato per tener conto dei rimborsi in quota capitale, delle eventuali svalutazioni e dell'ammortamento della differenza tra il valore di rimborso e il valore di iscrizione iniziale; l'ammortamento è effettuato sulla base del tasso di interesse interno effettivo rappresentato dal tasso che rende uguali, al momento della rilevazione iniziale, il valore attuale dei flussi di cassa attesi e il valore di iscrizione iniziale (cosiddetto metodo del costo ammortizzato).

Le attività finanziarie correnti e i titoli detenuti con l'intento di mantenerli in portafoglio sino alla scadenza sono contabilizzati sulla base della data di negoziazione e, al momento della prima iscrizione in bilancio, sono valutati al costo di acquisizione, inclusivo dei costi accessori alla transazione.

Successivamente alla prima rilevazione, gli strumenti finanziari disponibili per la vendita e quelli di negoziazione sono valutati al valore corrente.

Qualora il prezzo di mercato non sia disponibile, il valore corrente degli strumenti finanziari disponibili per la vendita è misurato con le tecniche di valutazione più appropriate, quali, ad esempio, l'analisi dei flussi di

cassa attualizzati, effettuata con le informazioni di mercato disponibili alla data di bilancio ovvero, in assenza di informazioni attendibili, sono mantenuti al costo.

Gli utili e le perdite su attività finanziarie disponibili per la vendita sono rilevati direttamente a patrimonio netto fino al momento in cui l'attività finanziaria è venduta o viene svalutata; in quel momento gli utili o le perdite cumulate, incluse quelle precedentemente iscritte a patrimonio netto, sono imputate a conto economico del periodo.

I finanziamenti e i crediti che la Società non detiene a scopo di negoziazione (finanziamenti e crediti originati nel corso dell'attività caratteristica), i titoli detenuti con l'intento di mantenerli in portafoglio sino alla scadenza e tutte le attività finanziarie per le quali non sono disponibili quotazioni in un mercato attivo e il cui *fair value* non può essere determinato in modo attendibile, sono misurate, se hanno una scadenza prefissata, al costo ammortizzato, utilizzando il metodo dell'interesse effettivo.

Quando le attività finanziarie non hanno una scadenza prefissata, sono valutate al costo di acquisizione.

I crediti con scadenza superiore ad un anno, infruttiferi o che maturano interessi inferiori al mercato, sono attualizzati utilizzando i tassi di mercato.

Vengono regolarmente effettuate valutazioni al fine di verificare se esista evidenza oggettiva che un'attività finanziaria o che un gruppo di attività possa aver subito una riduzione di valore.
Se esistono evidenze oggettive, la perdita di valore deve essere rilevata come costo nel conto economico del periodo.

Le passività finanziarie sono esposte al costo ammortizzato utilizzando il metodo dell'interesse effettivo.

Le passività finanziarie coperte da strumenti derivati sono valutate al valore corrente, secondo le modalità stabilite per l'*hedge accounting*, applicabili al *fair value hedge*: gli utili e le perdite derivanti dalle successive valutazioni al valore corrente, dovute a variazioni dei tassi d'interesse, sono rilevate a conto economico e sono compensate dalla porzione efficace della perdita o dell'utile derivante dalle successive valutazioni al valore corrente dello strumento coperto.

Strumenti finanziari derivati

Gli strumenti finanziari derivati sono utilizzati solamente con l'intento di copertura, al fine di ridurre il rischio di cambio e di tasso.

Coerentemente con quanto stabilito dallo IAS 39, gli strumenti finanziari derivati possono essere contabilizzati secondo le modalità stabilite per l'*hedge accounting* solo quando, all'inizio della copertura, esiste la designazione formale e la documentazione della relazione di copertura stessa, si presume che la copertura sia altamente efficace, l'efficacia può essere attendibilmente misurata e la copertura stessa è altamente efficace durante i diversi periodi contabili per i quali è designata.

Tutti gli strumenti finanziari derivati sono misurati al valore corrente, come stabilito dallo IAS 39.

Quando gli strumenti finanziari hanno le caratteristiche per essere contabilizzati in *hedge accounting*, si applicano i seguenti trattamenti contabili:

- *Fair value hedge* – Se uno strumento finanziario derivato è designato come copertura dell'esposizione alle variazioni del valore corrente di una attività o di una passività di bilancio attribuibili a un particolare rischio che può determinare effetti sul conto economico, l'utile o la perdita derivante dalle successive valutazioni del valore corrente dello strumento di copertura sono rilevati a conto economico; l'utile o la perdita sulla posta coperta, attribuibile al rischio coperto, modificano il valore di carico di tale posta e vengono rilevati a conto economico.

- *Cash flow hedge* – Se uno strumento finanziario è designato come copertura dell'esposizione alla variabilità dei flussi di cassa di un'attività o di una passività iscritta in bilancio o di una operazione prevista

altamente probabile e che potrebbe avere effetti sul conto economico, la porzione efficace degli utili o delle perdite sullo strumento finanziario è rilevata nel patrimonio netto.

L'utile o la perdita cumulati sono stornati dal patrimonio netto e contabilizzati a conto economico nello stesso periodo in cui viene rilevata l'operazione oggetto di copertura.

L'utile o la perdita associati ad una copertura o a quella parte della copertura diventata inefficace, sono iscritti a conto economico quando l'inefficacia è rilevata.

Se uno strumento di copertura o una relazione di copertura vengono chiusi, ma l'operazione oggetto di copertura non si è ancora realizzata, gli utili e le perdite cumulati, fino a quel momento iscritti nel patrimonio netto, sono rilevati a conto economico nel momento in cui la relativa operazione si realizza.

Se l'operazione oggetto di copertura non è più ritenuta probabile, gli utili o le perdite non ancora realizzati sospesi a patrimonio netto sono rilevati a conto economico.

Se l'*hedge accounting* non può essere applicato, gli utili o le perdite derivanti dalla valutazione al valore corrente dello strumento finanziario derivato sono iscritti a conto economico.

Azioni proprie

Le azioni proprie sono iscritte in riduzione del patrimonio netto.

Il costo originario delle azioni proprie e gli effetti economici derivanti dalle eventuali vendite successive sono rilevati come movimenti di patrimonio netto.

Rimanenze

Le rimanenze di materie prime, semilavorati e prodotti finiti sono valutate al minore tra il costo d'acquisto o di fabbricazione, determinato con il metodo del costo medio ponderato, ed il valore di mercato.

I prodotti in corso di lavorazione sono iscritti al costo di acquisto delle materie prime utilizzate comprensivo del costo di fabbricazione effettivamente sostenuto alla fase di lavorazione raggiunta.

Le rimanenze di materie prime e semilavorati non più utilizzabili nel ciclo produttivo e le rimanenze di prodotti finiti non vendibili sono integralmente svalutate.

I pezzi di ricambio e le attrezzature per la manutenzione, di valore non rilevante e non utilizzabili in connessione a un solo elemento dell'attivo, sono iscritti come rimanenze e rilevate a conto economico al momento dell'utilizzo.

Attività non correnti destinate alla vendita

Le attività non correnti destinate alla vendita includono le attività immobilizzate (o gruppi di attività in dismissione) il cui valore contabile sarà recuperato principalmente attraverso la vendita, piuttosto che attraverso l'utilizzo continuativo e la cui vendita è altamente probabile nel breve termine.

Le attività non correnti destinate alla vendita sono valutate al minore tra il valore netto contabile e il valore corrente, al netto dei costi di vendita.

Benefici ai dipendenti

Piani successivi al rapporto di lavoro

Il trattamento di fine rapporto è considerato un piano a benefici definiti successivo al rapporto di lavoro ed è contabilizzato secondo quando previsto per gli altri piani a benefici definiti.

L'obbligazione della Società e il costo annuo rilevato a conto economico sono determinati da attuari indipendenti, utilizzando il metodo della proiezione unitaria del credito (*projected unit credit method*).

Il valore netto cumulato degli utili e delle perdite attuariali è iscritto a conto economico.

I costi relativi all'incremento del valore attuale dell'obbligazione, derivanti dall'avvicinarsi del momento del pagamento dei benefici, sono inclusi tra gli oneri finanziari.

La passività relativa ai benefici da riconoscere al termine del rapporto di lavoro iscritta nello stato patrimoniale rappresenta il valore attuale dell'obbligazione a benefici definiti, rettificato da utili e perdite attuariali e da costi relativi a prestazioni di lavoro pregresse non rilevati precedentemente.

Piani retributivi sotto forma di partecipazione al capitale

La Società riconosce benefici addizionali sia a soggetti legati da un rapporto di lavoro dipendente, sia ad amministratori, sia a soggetti che rendono abitualmente prestazioni d'opera a favore della Società, attraverso piani di partecipazione al capitale (*stock option*).

Secondo quanto stabilito dall'IFRS 2 - *Pagamenti basati su azioni*, l'ammontare complessivo del valore corrente delle *stock option* alla data di assegnazione è rilevato a conto economico come costo.

Variazioni nel valore corrente successive alla data di assegnazione non hanno effetto sulla valutazione iniziale.

Il *fair value* delle *stock option è* rappresentato dal valore dell'opzione determinato applicando il modello *Black-Scholes*, che tiene conto delle condizioni di esercizio del diritto, del valore corrente dell'azione, della volatilità attesa e del tasso privo di rischio.

Il *fair value* delle *stock option è* rilevato con contropartita alla voce "Riserva per *stock option*".

La Società ha applicato le disposizioni transitorie previste dall'IFRS 2 e quindi ha applicato il principio alle attribuzioni di *stock option* deliberate dopo il 7 novembre 2002 e non ancora maturate alla data di entrata in vigore dell'IFRS 2 (1 gennaio 2005).

Fondi rischi e oneri

I fondi per rischi e oneri riguardano costi e oneri di natura determinata e di esistenza certa o probabile che alla data di chiusura dell'esercizio sono indeterminati nell'ammontare o nella data di sopravvenienza.

Gli accantonamenti sono rilevati quando:

- è probabile l'esistenza di un'obbligazione attuale, legale o implicita, derivante da un evento passato;
- è probabile che l'adempimento dell'obbligazione sia oneroso;
- l'ammontare dell'obbligazione può essere stimato attendibilmente.

Gli accantonamenti sono iscritti al valore rappresentativo della migliore stima dell'ammontare che l'impresa razionalmente pagherebbe per estinguere l'obbligazione ovvero per trasferirla a terzi alla data di chiusura del periodo.

Quando l'effetto finanziario del tempo è significativo e le date di pagamento delle obbligazioni sono attendibilmente stimabili, l'accantonamento è oggetto di attualizzazione; l'incremento del fondo connesso al trascorrere del tempo è imputato a conto economico alla voce "Proventi (oneri) finanziari".

Quando la passività è relativa ad attività materiali e ragionevolmente prevedibile o sussista un'obbligazione al ripristino del sito, il fondo è rilevato in contropartita all'attività a cui si riferisce.

I fondi sono periodicamente aggiornati per riflettere le variazioni delle stime dei costi, dei tempi di realizzazione e del tasso di attualizzazione; le revisioni di stima dei fondi sono imputate nella medesima voce di conto economico che ha precedentemente accolto l'accantonamento ovvero, quando la passività è relativa ad attività materiali (ad esempio, smantellamento e ripristini), in contropartita all'attività a cui si riferisce.

Fondo ristrutturazione

La Società iscrive fondi ristrutturazione solo nel caso in cui esista un'obbligazione implicita di ristrutturazione e esista un dettagliato programma formale per la ristrutturazione che abbia fatto sorgere nei confronti dei terzi interessati la valida aspettativa che l'impresa realizzerà la ristrutturazione, o perché ne ha già iniziato la realizzazione o perché ne ha già comunicato gli aspetti principali ai terzi interessati.

Iscrizione dei ricavi, dei proventi e degli oneri a conto economico

I ricavi sono rilevati nella misura in cui è probabile che affluiranno alla Società i benefici economici e il loro ammontare possa essere determinato in modo attendibile.

I ricavi sono rappresentati al netto di sconti, anche differiti, abbuoni, accise, resi e contributi promozionali.

In particolare:

- i ricavi derivanti dalla vendita di beni sono rilevati quando i rischi e i benefici connessi alla proprietà dei beni sono trasferiti all'acquirente e l'ammontare dei ricavi può essere attendibilmente determinato;
- i ricavi delle prestazioni di servizi sono rilevati quando i servizi sono resi; gli stanziamenti di ricavi relativi a servizi parzialmente resi sono rilevati con riferimento allo stadio di completamento dell'operazione alla data di bilancio, quando l'ammontare dei ricavi può essere attendibilmente stimato;
- i proventi e gli oneri di natura finanziaria sono riconosciuti in base alla competenza temporale;
- i contributi in conto capitale sono accreditati a conto economico in proporzione alla vita utile delle attività a cui si riferiscono;
- i dividendi sono rilevati alla data di assunzione della delibera da parte dell'assemblea; i dividendi ricevuti da società collegate sono registrati a riduzione del valore della partecipazione.

I costi sono riconosciuti a conto economico quando relativi a beni e servizi venduti o consumati nell'esercizio o per ripartizione sistematica ovvero quando non si possa identificare l'utilità futura degli stessi.

I costi del personale e dei servizi includono, coerentemente alla natura sostanziale di retribuzione che assumono, le *stock option* assegnate sia a soggetti legati da un rapporto di lavoro dipendente, sia ad amministratori, sia a soggetti che rendono abitualmente prestazioni d'opera a favore della Società a partire dal 2004; il costo è determinato con riferimento al *fair value* del diritto assegnato; la quota di competenza dell'esercizio è determinata *pro-rata temporis* lungo il periodo a cui è riferita l'incentivazione (cosiddetto *vesting period*).

I costi volti allo studio di prodotti o processi alternativi o, comunque, sostenuti per attività di ricerca o sviluppo tecnologico sono considerati costi correnti e imputati a conto economico nell'esercizio di sostenimento.

Imposte

Le imposte sul reddito correnti sono calcolate sulla base della stima del reddito imponibile e il debito relativo è rilevato alla voce "Debiti verso l'erario".

I debiti e i crediti tributari per imposte correnti sono rilevati al valore che si prevede di pagare/ recuperare alle / dalle autorità fiscali applicando le aliquote e la normativa fiscale vigenti o sostanzialmente approvate alla data di chiusura del periodo.

Le altre imposte non correlate al reddito, come le tasse sugli immobili e sul capitale, sono incluse tra gli oneri operativi.

Le imposte differite ed anticipate sono calcolate sulle differenze temporanee tra i valori delle attività e delle passività iscritte in bilancio e i corrispondenti valori riconosciuti ai fini fiscali.

Le attività per imposte anticipate sono iscritte quando il loro recupero è probabile.

Le attività e le passività fiscali differite sono determinate in base alle aliquote fiscali che si prevede saranno applicabili negli esercizi nei quali le differenze temporanee saranno realizzate o estinte.

Le attività e le passività fiscali correnti e differite sono compensate quando vi è un diritto legale di compensazione ed i tempi di riversamento sono omogenei.

Le attività per imposte anticipate e le passività per imposte differite sono classificate tra le attività e le passività non correnti.

Il saldo della eventuale compensazione, se attivo, è iscritto alla voce "Imposte anticipate"; se passivo, alla voce "Imposte differite".

Quando i risultati delle operazioni sono rilevati direttamente a patrimonio netto, le imposte correnti, le attività per imposte anticipate e le passività per imposte differite sono anch'esse imputate a patrimonio netto.

Operazioni in valuta estera (non oggetto di copertura con strumenti finanziari derivati)

I ricavi e i costi relativi ad operazioni in valuta estera sono iscritti al cambio corrente del giorno in cui l'operazione è compiuta.

Le attività e passività monetarie in valuta estera sono convertite in Euro applicando il cambio corrente alla data di chiusura dell'esercizio con imputazione dell'effetto a conto economico.

Uso di stime

La redazione del bilancio e delle relative note in applicazione degli IFRS richiede da parte della Direzione l'effettuazione di stime e di assunzioni che hanno effetto sui valori delle attività e delle passività di bilancio e sull'informativa relativa ad attività e passività potenziali alla data del bilancio.

I risultati che si consuntiveranno potrebbero differire da tali stime.

Le stime sono utilizzate per rilevare gli accantonamenti per rischi su crediti, per obsolescenza di magazzino, ammortamenti, svalutazioni di attivo, benefici ai dipendenti, imposte, fondi di ristrutturazione, altri accantonamenti a fondi.

Le stime e le assunzioni sono riviste periodicamente e gli effetti di ogni variazione sono riflessi a conto economico.

L'avviamento è sottoposto a *impairment test*, su base annuale, per verificare eventuali perdite di valore.
I calcoli sono basati sui flussi finanziari attesi dalle unità generatrici di cassa a cui l'avviamento stesso è attribuito, desumibili da *budget* e piani pluriennali.

PRIMA APPLICAZIONE DEI PRINCIPI CONTABILI INTERNAZIONALI (IFRS 1)

Il bilancio d'apertura alla data di transizione agli IFRS (1° gennaio 2005) è stato redatto in base ai seguenti criteri:

- sono state rilevate tutte le attività e passività la cui iscrizione è richiesta dagli IFRS;
- sono state eliminate tutte le attività e passività la cui iscrizione non è consentita dagli IFRS;
- sono state effettuate le opportune riclassifiche e/o rimisurazioni per assicurare la corretta esposizione delle voci in base agli IFRS;
- gli IFRS sono stati applicati nella valutazione di tutte le attività e passività rilevate, ad eccezione di quanto sotto precisato;
- l'effetto dell'adeguamento dei saldi iniziali delle attività e delle passività ai nuovi principi contabili internazionali è stato riconosciuto direttamente a patrimonio netto di apertura alla data di prima applicazione (1 gennaio 2005), tenuto conto del relativo effetto fiscale.

Davide Campari-Milano S.p.A. ha applicato i criteri di valutazione precedentemente illustrati adottando un approccio retrospettico, a eccezione dei casi, di seguito descritti, in cui si è avvalsa della facoltà di applicare le esenzioni concesse dall'IFRS 1.

Inoltre, Davide Campari-Milano S.p.A., avendo adottato i principi contabili internazionali per la redazione del proprio bilancio d'esercizio successivamente rispetto al bilancio consolidato del Gruppo Campari (la cui data di transizione è il 1 gennaio 2004), ha valutato le attività e passività secondo gli IFRS agli stessi valori in entrambi i bilanci (di esercizio e consolidato), a eccezione delle voci oggetto di rettifiche di consolidamento.

Pertanto, le opzioni contabili adottate dalla Società in sede di prima applicazione dei principi contabili internazionali sono le seguenti:

- **valutazione di attività e passività**: la Società ha scelto di valutare le attività e le passività alla data di transizione (1 gennaio 2005) agli stessi valori già utilizzati ai fini della redazione della situazione contabile predisposta per la redazione del bilancio consolidato del Gruppo al 31 dicembre 2004;
- **aggregazioni di imprese**: la Società ha scelto di non applicare in modo retrospettico l'IFRS 3 - *Aggregazioni di imprese* alle operazioni avvenute prima della data di transizione agli IFRS; ciò ha comportato, inoltre, l'interruzione del processo di ammortamento dell'avviamento e dei marchi iscritti al 1 gennaio 2004 (data di applicazione degli IFRS da parte del Gruppo);
- ***fair value*** **o rideterminazione del valore, come sostituto del costo**: la Società ha optato per il mantenimento del costo storico, in alternativa al *fair value* o al costo rivalutato, alla data di transizione, mantenendo le rivalutazioni, effettuate prima del 1 gennaio 2004, che hanno portato ad una rideterminazione del valore, alla data in cui la rivalutazione è stata effettuata, prossima al *fair value*;
- **benefici ai dipendenti**: la Società ha deciso di riconoscere tutti gli utili e le perdite attuariali cumulati, risultanti al 1 gennaio 2004, derivanti dalle valutazioni dei benefici ai dipendenti a prestazioni definite;
- **strumenti finanziari**: la Società ha optato per l'applicazione dei principi IAS 39 - *Strumenti finanziari: rilevazione e valutazione* e IAS 32 - *Strumenti finanziari: esposizione nel bilancio e informazioni integrative* a partire dal 1 gennaio 2005;
- **pagamenti in azioni**: nel caso di operazioni con pagamento basato su azioni regolate con strumenti rappresentativi di capitale, la Società ha applicato l'IFRS 2 - *Pagamenti basati su azioni* alle attribuzioni di *stock option* deliberate dopo il 7 novembre 2002 e non ancora maturate alla data di entrata in vigore dell'IFRS 2 (1 gennaio 2005).

Per quanto concerne i nuovi schemi di bilancio, la Capogruppo, consistentemente con gli schemi presentati nel bilancio consolidato del Gruppo Campari, ha adottato quale metodo di rappresentazione:

- con riferimento allo stato patrimoniale, la distinzione delle attività e passività secondo il criterio "corrente / non corrente";
- con riferimento al conto economico, la classificazione dei costi per destinazione;
- con riferimento al rendiconto finanziario, la determinazione dei flussi con il metodo "indiretto".

Infine, per una maggior comprensione degli effetti della transizione agli IFRS sul bilancio della Capogruppo, relativamente ad alcune poste significative in esso contenute si precisa che:

- le fusioni per incorporazione non sono state considerate *business combination*, in quanto non implicano l'acquisizione del controllo, ma sono esclusivamente dettate da esigenze di razionalizzazione della struttura organizzativa del Gruppo;
- l'avviamento iscritto nel bilancio alla data di transizione include anche il risultato di operazioni di fusione per incorporazione avvenute precedentemente e contabilizzate secondo i principi contabili italiani; trattandosi di operazioni avvenute con società già sottoposte a controllo, non sono state considerate *business combination*. Alla luce delle attuali interpretazioni del trattamento contabile da applicare a tali operazioni nel bilancio separato della Capogruppo redatto secondo gli IFRS e in attesa di futuri chiarimenti al riguardo, si è ritenuto opportuno privilegiare la scelta della continuità dei valori inclusi nel bilancio d'esercizio redatto secondo i principi contabili italiani.

RICONCILIAZIONI RICHIESTE DALL'IFRS 1

Ai fini di illustrare il passaggio agli IFRS, in applicazione a quanto disposto dall'IFRS 1, sono di seguito indicati:

- effetti della transizione agli IFRS sulla situazione patrimoniale al 1 gennaio 2005;
- effetti della transizione agli IFRS sulla situazione patrimoniale al 31 dicembre 2005;
- riconciliazione del patrimonio netto al 1 gennaio, 30 giugno e 31 dicembre 2005;
- effetti della transizione agli IFRS sul conto economico del primo semestre 2005;
- effetti della transizione agli IFRS sul conto economico dell'esercizio 2005;
- riconciliazione del risultato netto relativo al primo semestre e all'esercizio 2005;
- note esplicative;
- rettifiche di rilievo apportate al rendiconto finanziario dell'esercizio 2005 a seguito della transizione agli IFRS.

Effetti della transizione agli IFRS sulla situazione patrimoniale al 1 gennaio 2005

(€ /000)	Principi contabili italiani	Effetti transizione IFRS				IFRS
		Riclassificazione	Note	Rettifiche	Note	
Attività						
Attività non correnti						
Immobilizzazioni materiali nette	71.936	(3.073)	i, ii	26.717	C, E	95.580
Investimenti immobiliari	–	3.966	i	–		3.966
Avviamento e marchi	162.535	–		9.086	B	171.621
Attività immateriali a vita definita	3.927	(2.561)	ii, iii	(489)	A	877
Partecipazioni in società controllate	584.753	–		–		584.753
Azioni proprie	29.780	–		(29.780)	L	–
Imposte anticipate	5.431	–		999	I, M	6.430
Altre attività non correnti	3.375	(343)	iv	–		3.032
Totale attività non correnti	**861.737**	**(2.011)**		**6.533**		**866.259**
Attività correnti	–	–		–		–
Rimanenze	36.919	–		1.203	D	38.122
Crediti commerciali	37.670	–		–		37.670
Crediti finanziari, quota a breve	22.103	(3.381)	v	–		18.722
Cassa, banche e titoli	55.740	(2)		–		55.738
Altri crediti	17.682	2		(259)	E	17.425
Totale attività correnti	**170.114**	**(3.381)**		**944**		**167.677**
Attività non correnti destinate alla vendita	–	87	i	–		87
Totale attività	**1.031.851**	**(5.305)**		**7.477**		**1.034.023**

(€ /000)	Principi contabili italiani	Effetti transizione IFRS Riclassificazione	Note	Rettifiche	Note	IFRS
Passività e patrimonio netto						
Patrimonio netto						
Capitale	29.040	–		–		29.040
Riserve	424.858	–		(20.558)		404.300
Totale patrimonio netto	**453.898**	**–**		**(20.558)**		**433.340**
Passività non correnti						
Prestiti obbligazionari	257.954	(1.581)	iii	(56.343)	M	200.030
Altre passività finanziarie non correnti	1.625	–		81.363	E, M	82.988
Trattamento di fine rapporto	8.678	(343)	iv	(655)	F	7.680
Fondi per rischi e oneri futuri	6.225	–		(481)	G	5.744
Imposte differite	4.152	–		1.499	I	5.651
Totale passività non correnti	**278.634**	**(1.924)**		**25.383**		**302.093**
Passività correnti						
Debiti verso banche	56.388	(7.955)	v, vi	–		48.433
Altri debiti finanziari	183.455	4.574	vi	2.944	E	190.973
Debiti commerciali	40.610	–		(292)	E	40.318
Debiti verso l'erario	5.335	–		–		5.335
Altre passività correnti	13.531	–		–		13.531
Totale passività correnti	**299.319**	**(3.381)**		**2.652**		**298.590**
Totale passività e patrimonio netto	**1.031.851**	**(5.305)**		**7.477**		**1.034.023**

Effetti della transizione agli IFRS sulla situazione patrimoniale al 31 dicembre 2005

(€ /000)	Principi contabili italiani	Effetti transizione IFRS				IFRS
		Riclassificazione	Note	Rettifiche	Note	
Attività						
Attività non correnti						
Immobilizzazioni materiali nette	67.276	(3.314)	i, ii	25.865	C, E	89.827
Investimenti immobiliari	–	3.964	i	–		3.964
Avviamento e marchi	153.588	–		18.033	B	171.621
Attività immateriali a vita definita	5.645	(2.138)	ii, iii	(2.115)	A	1.392
Partecipazioni in società controllate	597.753	–		–		597.753
Azioni proprie	29.289	–		(29.289)	L	–
Imposte anticipate	3.355	–		1.844	I, M	5.199
Altre attività non correnti	3.280	(246)	iv	–		3.034
Totale attività non correnti	**860.186**	**(1.734)**		**14.338**		**872.790**
Attività correnti						
Rimanenze	42.978	–		1.706	D	44.684
Crediti commerciali	41.620	–		–		41.620
Crediti finanziari, quota a breve	56.798	(3.254)	v	–		53.544
Cassa, banche e titoli	101.994	(10)		–		101.984
Altri crediti	20.988	7		(222)	E	20.773
Totale attività correnti	**264.378**	**(3.257)**		**1.484**		**262.605**
Attività non correnti destinate alla vendita	–	38	i	–		38
Totale attività	**1.124.564**	**(4.953)**		**15.822**		**1.135.433**

(€ /000)	Principi contabili italiani	Effetti transizione IFRS: Riclassificazione	Note	Rettifiche	Note	IFRS
Passività e patrimonio netto						
Patrimonio netto						
Capitale	29.040	–		–		29.040
Riserve	428.967	–		(10.713)		418.254
Totale patrimonio netto	**458.007**	–		**(10.713)**		**447.294**
Passività non correnti						
Prestiti obbligazionari	257.954	(1.450)	iii	(25.098)	M	231.406
Altre passività finanziarie non correnti	1.470	–		47.475	E, M	48.945
Trattamento di fine rapporto	8.293	(246)	iv	(1.233)	F	6.814
Fondi per rischi e oneri futuri	3.028	–		(123)	G	2.905
Imposte differite	5.220	–		2.791	I	8.011
Altre passività non correnti	216	–		–		216
Totale passività non correnti	**276.181**	**(1.696)**		**23.812**		**298.297**
Passività correnti						
Debiti verso banche	80.000	(8.495)	v, vi	–		71.505
Altri debiti finanziari	240.588	5.238	vi	3.015	E	248.841
Debiti commerciali	53.192	–		(292)	E	52.900
Debiti verso l'erario	5.918	–		–		5.918
Altre passività correnti	10.678	–		–		10.678
Totale passività correnti	**390.376**	**(3.257)**		**2.723**		**389.842**
Totale passività e patrimonio netto	**1.124.564**	**(4.953)**		**15.822**		**1.135.433**

Riconciliazione del patrimonio netto al 1 gennaio, 30 giugno e 31 dicembre 2005

(€/000)	Note	1 gennaio 2005	30 giugno 2005 (i)	31 dicembre 2005
Patrimonio netto secondo i principi contabili italiani		**453.898**	**453.454**	**458.007**
Costi di impianto ed ampliamento e altre immobilizzazioni immateriali	A	(489)	(427)	(2.115)
Avviamento e marchi	B	9.086	13.560	18.033
Terreni	C	45	67	90
Rimanenze	D	1.203	2.116	1.706
Leasing finanziario	E	1.758	2.765	3.793
Benefici ai dipendenti	F	655	655	1.233
Fondi per rischi e oneri futuri	G	481	450	123
Imposte anticipate (differite) nette su dette rettifiche	I	(1.495)	(2.302)	(2.048)
Applicazione IAS 32 e 39				
Azioni proprie	L	(29.780)	(30.265)	(29.289)
Fair value strumenti di copertura, al netto delle relative imposte anticipate (differite)	M	(2.022)	(2.012)	(2.239)
Totale rettifiche		**(20.558)**	**(15.393)**	**(10.713)**
Patrimonio netto secondo gli IFRS		**433.340**	**438.061**	**447.294**

(i) dati non soggetti a revisione contabile completa.

Effetti della transizione agli IFRS sul conto economico del primo semestre 2005 (i)

(€ /000)	Principi contabili italiani	Effetti transizione IFRS Riclassificazione	Note	Rettifiche	Note	IFRS	
Vendite nette	**111.146**	-		-		**111.146**	**Vendite nette**
Costo del venduto	(82.507)	-		2.294		(80.213)	Costo del venduto
Margine lordo	**28.639**	-		**2.294**		**30.933**	**Margine lordo**
Pubblicità e promozioni	(3.232)	-		18		(3.214)	Pubblicità e promozioni
Costi di vendita e distribuzione	(2.098)	-		3		(2.095)	Costi di vendita e distribuzione
Margine commerciale	**23.309**	-		**2.315**		**25.624**	**Margine commerciale**
Spese generali e amministrative e altri costi operativi	(9.233)	65	iii	(429)		(9.597)	Spese generali e amministrative e altri costi operativi
Ammortamento avviamento e marchi	(4.474)	-		4.474	B	-	
Altri (oneri) e proventi non ordinari	-	-		-		-	Altri (oneri) e proventi non ordinari
Risultato operativo	**9.602**	**65**		**6.360**		**16.027**	**Risultato operativo**
Dividendi da imprese controllate	26.307	-		-		26.307	Dividendi da imprese controllate
Proventi (oneri) finanziari netti	(5.008)	(65)	iii	(316)		(5.389)	Proventi (oneri) finanziari netti
Utile prima delle imposte	**30.901**	-		**6.044**		**36.945**	**Utile prima delle imposte**
Imposte	(3.239)	-		(812)	I, M	(4.051)	Imposte
Utile netto	**27.662**	-		**5.232**		**32.894**	**Utile netto**

(i) dati non assoggettati a revisione contabile completa.

Effetti della transizione agli IFRS sul conto economico dell'esercizio 2005

(€ /000)	Principi contabili italiani	Effetti transizione IFRS Riclassificazione	Note	Rettifiche	Note	IFRS	
Vendite nette	**243.746**	**-**		**-**		**243.746**	**Vendite nette**
Costo del venduto	(185.669)	-		3.266		(182.403)	Costo del venduto
Margine lordo	**58.077**	**-**		**3.266**		**61.343**	**Margine lordo**
Pubblicità e promozioni	(7.901)	-		38		(7.863)	Pubblicità e promozioni
Costi di vendita e distribuzione	(4.779)	-		16		(4.763)	Costi di vendita e distribuzione
Margine commerciale	**45.397**	**-**		**3.320**		**48.717**	**Margine commerciale**
Spese generali e amministrative e altri costi operativi	(22.412)	131	iii	(2.275)		(24.556)	Spese generali e amministrative e altri costi operativi
Ammortamento avviamento e marchi	(8.948)	-		8.948	B	-	
Altri (oneri) e proventi non ordinari	1.099	-		-		1.099	Altri (oneri) e proventi non ordinari
Risultato operativo	**15.136**	**131**		**9.993**		**25.260**	**Risultato operativo**
Dividendi da imprese controllate	28.307	-		-		28.307	Dividendi da imprese controllate
Proventi (oneri) finanziari netti	(9.041)	(131)	iii	(1.201)		(10.373)	Proventi (oneri) finanziari netti
Utile prima delle imposte	**34.402**	**-**		**8.792**		**43.194**	**Utile prima delle imposte**
Imposte	(2.188)	-		(447)	I,M	(2.635)	Imposte
Utile netto	**32.214**	**-**		**8.345**		**40.559**	**Utile netto**

Riconciliazione del risultato netto relativo al primo semestre e all'esercizio 2005

(€/000)	Note	I semestre 2005 (i)	Esercizio 2005
Utile netto secondo i principi contabili italiani		**27.662**	**32.214**
Costi di impianto e ampliamento e altre immobilizzazioni immateriali	A	62	(1.626)
Avviamento e marchi	B	4.474	8.948
Terreni	C	22	45
Rimanenze	D	913	503
Leasing finanziario	E	1.007	2.035
Benefici ai dipendenti	F	–	578
Fondi per rischi e oneri futuri	G	(31)	(358)
Stock option	H	(418)	(1.009)
Imposte anticipate (differite) nette su dette rettifiche	I	(807)	(553)
Applicazione IAS 32 e 39:			
Fair value strumenti di copertura,			
al netto delle relative imposte anticipate (differite)	M	10	(218)
Totale rettifiche		**5.232**	**8.345**
Utile netto secondo gli IFRS		**32.894**	**40.559**

(i) dati non soggetti a revisione contabile completa.

NOTE ESPLICATIVE

Di seguito si forniscono le note illustrative delle principali riclassificazioni e poste in riconciliazione del patrimonio e del risultato netto, sorte per effetto della transizione agli IFRS.

RICLASSIFICAZIONI

i. Investimenti immobiliari

Gli IFRS prevedono l'esposizione in apposita voce dello stato patrimoniale degli investimenti immobiliari, rappresentati da immobili non strumentali di civile abitazione, magazzini, un negozio e un terreno.

Gli investimenti immobiliari sopra indicati sono valutati al costo.

Tale differente esposizione ha comportato una riclassificazione di tali attività, pari a € 3.966 migliaia al 1 gennaio 2005 e € 3.964 migliaia al 31 dicembre 2005, dalla voce "Immobilizzazioni materiali nette" alla voce "Investimenti immobiliari".

Inoltre, gli immobili non strumentali per i quali la probabilità di vendita è elevata, o esiste un impegno irrevocabile di vendita con un soggetto terzo, sono stati riclassificati dalla voce "Immobilizzazioni materiali nette" alla voce "Attività non correnti destinate alla vendita".

Tali attività, valutate al minore tra il valore netto contabile e il fair value al netto dei costi di vendita, sono pari a € 87 migliaia al 1 gennaio 2005 e a € 38 migliaia al 31 dicembre 2005.

ii. Migliorie su beni di terzi

Secondo i principi contabili italiani i costi sostenuti per migliorie su beni di terzi aventi utilità pluriennale sono capitalizzati tra le immobilizzazioni immateriali.

Secondo gli IFRS nel caso in cui tali costi siano rappresentati da attività identificabili e separabili dal bene cui si riferiscono, devono essere iscritti tra le attività materiali.

Poiché i costi per migliorie su beni terzi capitalizzati, pari a € 980 migliaia al 1 gennaio 2005 ed € 688 migliaia al 31 dicembre 2005, soddisfano i requisiti sopra indicati, sono stati riclassificati dalla voce "Attività immateriali a vita definita" alla voce "Immobilizzazioni materiali nette".

iii. Spese di emissione prestito obbligazionario

Secondo i principi contabili italiani le obbligazioni devono essere esposte al valore nominale residuo in linea capitale; gli eventuali aggi o disaggi di emissione, nonché le spese di emissione, sono differiti e ammortizzati lungo la durata del prestito.

Secondo gli IFRS il valore delle obbligazioni deve essere esposto al netto di tali costi.

Ciò ha comportato una riclassificazione dei costi di emissione capitalizzati fra le immobilizzazioni immateriali, pari a € 1.581 migliaia al 1 gennaio 2005 e a € 1.450 migliaia al 31 dicembre 2005, in diretta diminuzione della voce "Prestiti obbligazionari".

iv. Crediti per imposte su TFR

Secondo gli IFRS l'imposta sostitutiva versata sul trattamento di fine rapporto accantonato deve essere esposta in diretta diminuzione del debito.

Tale impostazione ha comportato la riclassificazione del credito, incluso tra le "Altre attività non correnti", pari a € 343 migliaia al 1 gennaio 2005 ed a € 246 migliaia al 31 dicembre 2005, in diminuzione della voce "Trattamento di fine rapporto".

v. Proventi (oneri) finanziari maturati su strumenti finanziari derivati

La voce "Crediti finanziari, quota a breve" si decrementa per effetto della riclassificazione, in diminuzione

dei debiti verso banche a breve termine, dei ratei, pari a € 3.381 migliaia al 1 gennaio 2005 ed a € 3.254 migliaia al 31 dicembre 2005, relativi agli interessi maturati sulle operazioni derivate di copertura (cross currency swap) del prestito obbligazionario.

vi. Interessi passivi su prestito obbligazionario

Gli altri debiti finanziari correnti si incrementano per effetto della riclassificazione dai debiti verso banche a breve termine dei ratei per interessi passivi maturati sul prestito obbligazionario, pari a € 4.574 migliaia al 1° gennaio 2005 e a € 5.238 migliaia al 31 dicembre 2005.

RETTIFICHE

A – Costi d'impianto ed ampliamento ed altre immobilizzazioni immateriali

Secondo gli IFRS i costi d'impianto ed ampliamento e le altre immobilizzazioni immateriali che non presentano i requisiti richiesti per l'iscrizione all'attivo, devono essere addebitati a conto economico. Tale differente impostazione contabile ha determinato i seguenti effetti:

- al 1 gennaio, 30 giugno e 31 dicembre 2005 una riduzione del patrimonio netto pari, rispettivamente, a € 489 migliaia, € 427 migliaia ed € 2.115 migliaia;
- un aumento del risultato netto del primo semestre 2005 pari a € 62 migliaia, legato al venir meno dell'ammortamento di tali voci, e una diminuzione del risultato netto dell'esercizio 2005, pari a € 1.626 migliaia, principalmente riconducibile alla diretta imputazione a conto economico di costi per consulenze non capitalizzabili.

B – Avviamento e marchi

Secondo gli IFRS l'avviamento ed i marchi non sono oggetto di ammortamento, in quanto attività immateriali con vita utile indefinita.

La ricuperabilità del valore di iscrizione è verificata, almeno annualmente, ai fini dell'identificazione di un'eventuale perdita di valore (*impairment*).

La Società, non avendo applicato in modo retrospettico l'IFRS 3 – *Aggregazioni di imprese* alle operazioni avvenute prima della data di transizione, ha dato continuità ai i valori dell'avviamento e dei marchi iscritti secondo i principi contabili italiani.

Al fine di verificare la ricuperabilità di tale valore, sono state identificate le cash *generating units* relative all'avviamento ed ai marchi, sulle quali sono stati effettuati i *test*, che hanno confermato i valori di iscrizione in bilancio.

Inoltre, l'applicazione degli IFRS ha comportato l'eliminazione dell'ammortamento relativo a tali voci con:

- un aumento del patrimonio netto al 1 gennaio, 30 giugno e 31 dicembre 2005 pari, rispettivamente, a € 9.086 migliaia, € 13.560 migliaia e € 18.033 migliaia;
- un aumento del risultato netto del primo semestre e dell'esercizio 2005 pari, rispettivamente, a € 4.474 migliaia e € 8.948 migliaia.

C – Terreni

Secondo i principi contabili italiani i terreni pertinenziali ai fabbricati sono ammortizzati unitamente ai fabbricati stessi, mentre secondo gli IFRS devono essere classificati separatamente e non più ammortizzati.

Tale differente trattamento contabile ha determinato i seguenti effetti:

- un aumento del patrimonio netto al 1 gennaio, 30 giugno e 31 dicembre 2005 pari, rispettivamente, a € 45 migliaia, € 67 migliaia e € 90 migliaia;
- un aumento del risultato netto del primo semestre e dell'esercizio 2005 pari, rispettivamente, a € 22 migliaia e € 45 migliaia.

D – Rimanenze

Secondo i principi contabili italiani il costo delle rimanenze può essere determinato con il metodo del costo medio ponderato oppure con il metodo F.I.F.O. o L.I.F.O.

Davide Campari-Milano S.p.A. ha adottato per la valutazione delle rimanenze secondo i principi contabili italiani il metodo L.I.F.O. a scatti annuali.

Gli IFRS non consentono l'applicazione di tale metodo; mentre sono ammessi i metodi F.I.F.O. e costo medio ponderato.

La Società ha scelto di valutare le proprie rimanenze secondo gli IFRS in base al metodo del costo medio ponderato.

L'applicazione di tale differente metodo di valutazione ha determinato i seguenti effetti:

- un aumento del patrimonio netto al 1 gennaio, 30 giugno e 31 dicembre 2005 pari, rispettivamente, a € 1.203 migliaia, € 2.116 migliaia e € 1.706 migliaia;
- un aumento del risultato netto del primo semestre e dell'esercizio 2005 pari, rispettivamente, a € 913 migliaia e € 503 migliaia.

E – Leasing finanziario

Secondo i principi contabili italiani il locatario espone nel proprio bilancio i contratti di leasing finanziario secondo il "metodo patrimoniale", imputando per competenza a conto economico i canoni di locazione e senza iscrivere il bene oggetto della locazione, in quanto non titolare del diritto di proprietà.

Secondo i principi contabili internazionali, invece, il locatore deve iscrivere nel proprio bilancio: all'attivo i beni posseduti in base a un contratto di *leasing*, qualora i rischi e benefici connessi all'uso del bene siano stati a esso trasferiti, e al passivo il corrispondente debito finanziario verso il locatore.

Tale differente impostazione contabile ha determinato i seguenti effetti:

- un aumento del patrimonio netto al 1 gennaio, 30 giugno e 31 dicembre 2005 pari, rispettivamente, a € 1.758 migliaia, € 2.765 migliaia e € 3.793 migliaia;
- un aumento del risultato netto del primo semestre e dell'esercizio 2005 pari, rispettivamente, a € 1.007 migliaia e € 2.035 migliaia.

F – Benefici ai dipendenti

I principi contabili italiani richiedono di rilevare la passività per il trattamento di fine rapporto (T.F.R.) sulla base del debito nominale maturato secondo le disposizioni civilistiche vigenti alla data di chiusura del bilancio; secondo gli IFRS, l'istituto del T.F.R. rientra nella tipologia dei piani a benefici definiti, soggetti a valutazioni di natura attuariale per esprimere il valore attuale del beneficio, erogabile al termine del rapporto di lavoro, che i dipendenti hanno maturato alla data di bilancio.

Tale differente impostazione contabile ha determinato la rilevazione di tutti gli utili e perdite attuariali alla data di transizione, comportando:

- al 1 gennaio, 30 giugno e 31 dicembre 2005 un aumento del patrimonio netto pari, rispettivamente, a € 655 migliaia, € 655 migliaia e € 1.233 migliaia;
- una diminuzione del risultato netto dell'esercizio 2005 pari a € 578 migliaia, per effetto di maggiori accantonamenti per T.F.R. e della relativa componente finanziaria.

G –Fondi per rischi ed oneri futuri

L'iscrizione dei fondi per rischi e oneri futuri è sottoposta secondo gli IFRS all'esistenza di specifiche condizioni oggettive.

Alla data di transizione la Società ha proceduto all'eliminazione dei fondi per rischi e oneri iscritti nel bilancio redatto secondo i principi contabili italiani che non rispettavano tali requisiti.

Ciò ha comportato:

- al 1 gennaio, 30 giugno e 31 dicembre 2005 un aumento del patrimonio netto pari, rispettivamente, a € 481 migliaia, € 450 migliaia ed € 123 migliaia;
- una diminuzione del risultato netto del primo semestre e dell'esercizio 2005 pari, rispettivamente, a € 31 migliaia e € 358 migliaia, per effetto dell'eliminazione dell'utilizzo di tali fondi a conto economico.

H – Stock option

Gli IFRS prevedono che l'ammontare complessivo del valore corrente delle *stock option* alla data di assegnazione sia rilevato a conto economico come costo.

Pertanto i costi per il personale e per servizi includono, coerentemente alla natura sostanziale di retribuzione che assumono, le *stock option* assegnate in data 8 luglio 2004 a soggetti legati da un rapporto di lavoro dipendente, ad amministratori e a soggetti che rendono abitualmente prestazioni d'opera a favore della Società.

Il costo è determinato con riferimento al *fair value* del diritto assegnato, determinato applicando il modello *Black-Scholes*; la quota di competenza dell'esercizio è determinata *pro-rata temporis* lungo il periodo a cui è riferita l'incentivazione (cd. *vesting period*).

Il *fair value* delle *stock option* è rilevato con contropartita alla voce "Riserva per *stock option*".

Tale differente impostazione ha determinato una diminuzione del risultato netto del primo semestre e dell'esercizio 2005 pari, rispettivamente, a € 418 migliaia e € 1.009 migliaia.

I – Imposte anticipate (differite) nette su dette rettifiche

L'iscrizione delle imposte anticipate e differite relative alle rettifiche sopraindicate derivanti dall'applicazione delle differenti impostazioni contabili conseguenti all'applicazione degli IFRS, ha determinato:

- al 1 gennaio, 30 giugno e 31 dicembre 2005 una diminuzione del patrimonio netto pari, rispettivamente, a € 1.495 migliaia, € 2.302 migliaia ed € 2.048 migliaia;
- una diminuzione del risultato netto del primo semestre e dell'esercizio 2005 pari, rispettivamente, a € 807 migliaia ed € 553 migliaia.

L – Azioni proprie

Secondo i principi contabili italiani le azioni proprie sono iscritte fra le attività e, nel patrimonio netto, deve essere costituita una riserva specifica vincolata; secondo gli IFRS le azioni proprie devono essere contabilizzate in riduzione del patrimonio netto.

Tale diverso trattamento contabile ha determinato una riduzione del patrimonio netto pari a € 29.780 migliaia al 1 gennaio 2005, € 30.265 migliaia al 30 giugno 2005 e € 29.289 migliaia al 31 dicembre 2005, a fronte dell'eliminazione dall'attivo delle azioni proprie di pari importo.

M – Strumenti derivati di copertura

Secondo i principi contabili italiani gli strumenti derivati sono rappresentati come voci fuori bilancio, mentre secondo lo IAS 39 devono essere obbligatoriamente contabilizzati in bilancio ed iscritti al *fair value*.

La loro rappresentazione varia in base alle finalità di utilizzo:

- gli strumenti di copertura del *fair value* (*fair value hedge*) devono essere iscritti fra le attività o le passività; il derivato e il relativo elemento coperto sono valutati al *fair value* e le rispettive variazioni di valore sono contabilizzate a conto economico;
- gli strumenti di copertura dei flussi finanziari (*cash flow hedge*) devono essere iscritti fra le attività o le passività: il derivato è valutato al *fair value* e le variazioni di valore sono contabilizzate, per la componente di copertura efficace, al netto del relativo effetto fiscale, direttamente in una riserva di patrimonio netto, che viene rilasciata a conto economico negli esercizi nei quali si manifestano i flussi di cassa dell'elemento coperto.

L'effetto di tale rappresentazione, al netto del relativo effetto fiscale, ha comportato:

- una diminuzione del patrimonio netto al 1 gennaio, 30 giugno e 31 dicembre 2005 pari, rispettivamente a € 2.022 migliaia, € 2.012 migliaia e € 2.239 migliaia;
- un aumento del risultato netto del primo semestre 2005, pari a € 10 migliaia, e una diminuzione del risultato netto dell'esercizio 2005, pari a € 218 migliaia.

Rettifiche di rilievo apportate al rendiconto finanziario dell'esercizio 2005 a seguito della transizione agli IFRS

Secondo lo IAS 7, il rendiconto finanziario deve evidenziare separatamente i flussi di cassa derivanti dall'attività operativa, di investimento e di finanziamento.

Il rendiconto finanziario presentato dalla Società nel bilancio dell'esercizio chiuso al 31 dicembre 2005 è conforme a tale richiesta, evidenziando separatamente i flussi monetari sopra indicati.
In particolare, il flusso di cassa derivante dall'attività operativa è determinando utilizzando il metodo indiretto: secondo tale metodo l'utile del periodo è rettificato degli effetti delle variazioni delle poste che non hanno comportato esborsi, o non hanno generato liquidità (operazioni di natura non monetaria).

Pertanto, l'applicazione degli IFRS non ha comportato rettifiche rilevanti ai flussi monetari evidenziati nel rendiconto finanziario dell'esercizio 2005.


ERNST & YOUNG

Reconta Ernst & Young S.p.A.
Via della Chiusa, 2
20123 Milano

Tel. (+39) 02 722121
Fax (+39) 02 72212037
www.ey.com

Relazione della società di revisione sulla revisione limitata della relazione semestrale redatta ai sensi dell'art. 81 del Regolamento Consob adottato con Delibera n. 11971 del 14 maggio 1999 e successive modifiche ed integrazioni

Agli Azionisti della
Davide Campari - Milano S.p.A.

1. Abbiamo effettuato la revisione contabile limitata del bilancio consolidato intermedio costituito dallo stato patrimoniale, dal conto economico, dal prospetto dei movimenti del patrimonio netto, dal rendiconto finanziario (di seguito i "prospetti contabili") e dalle relative note esplicative ed integrative, incluso nella relazione semestrale della Davide Campari – Milano S.p.A.. La responsabilità della redazione della relazione semestrale compete agli Amministratori della Davide Campari - Milano S.p.A.. E' nostra la responsabilità della redazione della presente relazione in base alla revisione contabile limitata svolta. Abbiamo inoltre verificato la parte delle note contenente le informazioni sulla gestione ai soli fini della verifica della concordanza con la restante parte della relazione semestrale.

2. Il nostro lavoro è stato svolto secondo i criteri per la revisione contabile limitata raccomandati dalla Consob con Delibera n. 10867 del 31 luglio 1997. La revisione contabile limitata è consistita principalmente nella raccolta di informazioni sulle poste dei prospetti contabili e sull'omogeneità dei criteri di valutazione, tramite colloqui con la direzione della società, e nello svolgimento di analisi di bilancio sui dati contenuti nei prospetti contabili. La revisione contabile limitata ha escluso procedure di revisione quali sondaggi di conformità e verifiche o procedure di validità delle attività e delle passività ed ha comportato un'estensione di lavoro significativamente inferiore a quella di una revisione contabile completa svolta secondo gli statuiti principi di revisione. Di conseguenza, diversamente da quanto effettuato sul bilancio consolidato di fine esercizio, non esprimiamo un giudizio professionale di revisione sulla relazione semestrale.

3. Per quanto riguarda i dati comparativi relativi al bilancio consolidato dell'esercizio precedente ed alla relazione semestrale dell'anno precedente presentati nei prospetti contabili, si fa riferimento alle nostre relazioni rispettivamente emesse in data 7 aprile 2006 e in data 10 ottobre 2005.

4. Sulla base di quanto svolto, non siamo venuti a conoscenza di variazioni e integrazioni significative che dovrebbero essere apportate ai prospetti contabili consolidati ed alle relative note esplicative ed integrative, identificati nel paragrafo 1 della presente relazione, per renderli conformi al principio contabile internazionale IAS 34 ed ai criteri di redazione della relazione semestrale previsti dall'art. 81 del Regolamento Consob adottato con Delibera n. 11971 del 14 maggio 1999 e successive modifiche ed integrazioni.

Milano, 9 ottobre 2006

Reconta Ernst & Young S.p.A.



Pellegrino Libroia
(Socio)

Reconta Ernst & Young S.p.A.
Sede Legale: 00196 Roma - Via G.D. Romagnosi, 18/A
Capitale Sociale € 1.259.500,00 i.v.
Iscritta alla S.O. del Registro delle Imprese presso la C.C.I.A.A. di Roma
Codice fiscale e numero di iscrizione 00434000584
P.I. 00891231003
(vecchio numero R.I. 6697/89 - numero R.E.A. 250904)

ERNST & YOUNG

Reconta Ernst & Young S.p.A.
Via della Chiusa, 2
20123 Milano

Tel. (+39) 02 722121
Fax (+39) 02 72212037
www.ey.com

Relazione della società di revisione sui prospetti di riconciliazione IFRS (conti individuali "non consolidati") con illustrazione degli effetti di transizione agli International Financial Reporting Standards (IFRS)

Al Consiglio di Amministrazione
della Davide Campari - Milano S.p.A.

1. Abbiamo svolto la revisione contabile degli allegati prospetti di riconciliazione, costituiti dalle situazioni patrimoniali al 1° gennaio 2005 ed al 31 dicembre 2005 e dal conto economico per l'esercizio chiuso al 31 dicembre 2005, dalle riconciliazioni del patrimonio netto al 1° gennaio 2005 e al 31 dicembre 2005 e del risultato economico per l'esercizio chiuso al 31 dicembre 2005 (nel seguito i "prospetti di riconciliazione IFRS") della Davide Campari - Milano S.p.A. e delle relative note esplicative, presentati secondo i criteri e le modalità previsti nella Comunicazione CONSOB n. 6064313 del 28 luglio 2006 nella sezione denominata "Appendice – Transizione ai Principi Contabili Internazionali (IFRS) di Davide Campari – Milano S.p.A." della relazione semestrale al 30 giugno 2006 nel seguito "Appendice"). I suddetti prospetti di riconciliazione IFRS derivano dal bilancio d'esercizio di Davide Campari – Milano S.p.A. chiuso al 31 dicembre 2005 predisposto in conformità alle norme di legge che disciplinano i criteri di redazione del bilancio da noi assoggettato a revisione contabile e sul quale abbiamo emesso la nostra relazione in data 7 aprile 2006. L'Appendice include, ai fini comparativi, anche le riconciliazioni del patrimonio netto al 30 giugno 2005 e del risultato economico per il semestre chiuso al 30 giugno 2005 individuali della Davide Campari – Milano, S.p.A., che non sono state assoggettate a revisione contabile completa e, pertanto, non esprimiamo alcun giudizio sulle stesse. I prospetti di riconciliazione IFRS sono stati predisposti nell'ambito del processo di transizione agli International Financial Reporting Standards adottati dall'Unione Europea. La responsabilità della redazione dei prospetti di riconciliazione IFRS compete agli amministratori della Davide Campari – Milano S.p.A.. E' nostra la responsabilità del giudizio professionale espresso su tali prospetti e basato sulla revisione contabile.

2. Il nostro esame è stato condotto secondo gli statuiti principi di revisione. In conformità ai predetti principi, la revisione è stata pianificata e svolta al fine di acquisire gli elementi ritenuti necessari per accertare se i prospetti di riconciliazione IFRS siano viziati da errori significativi. Il procedimento di revisione comprende l'esame, sulla base di verifiche a campione, degli elementi probativi a supporto dei saldi e delle informazioni contenuti nei prospetti di riconciliazione IFRS, nonché la valutazione dell'adeguatezza e della correttezza dei criteri contabili utilizzati e della ragionevolezza delle stime effettuate dagli amministratori. Riteniamo che il lavoro svolto fornisca una ragionevole base per l'espressione del nostro giudizio professionale.

Reconta Ernst & Young S.p.A.
Sede Legale: 00196 Roma - Via G.D. Romagnosi, 18/A
Capitale Sociale € 1.259.500,00 i.v.
Iscritta alla S.O. del Registro delle Imprese presso la C.C.I.A.A. di Roma
Codice fiscale e numero di iscrizione 00434000584
P.I. 00891231003
(vecchio numero R.I. 6697/89 - numero R.E.A. 250904)



■ Reconta Ernst & Young S.p.A.

3. A nostro giudizio, i prospetti di riconciliazione IFRS, identificati nel precedente paragrafo 1., sono stati redatti nel loro complesso in conformità ai criteri e modalità previsti nella Comunicazione CONSOB n. 6064313 del 28 luglio 2006.

4. Come descritto nell'Appendice, i prospetti di riconciliazione IFRS, essendo predisposti solo ai fini della transizione al primo bilancio d'esercizio completo secondo gli IFRS adottati dall'Unione Europea, non includono tutti i prospetti, le informazioni comparative e le note esplicative che sarebbero necessarie per fornire una rappresentazione completa della situazione patrimoniale-finanziaria e del risultato economico della Capogruppo Davide Campari – Milano S.p.A in conformità ai principi IFRS adottati dall'Unione Europea.

Milano, 9 ottobre 2006

Reconta Ernst & Young S.p.A.

Pellegrino Libroia
(Socio)




GRUPPO
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